     As filed with the Securities and Exchange Commission on July 15, 2002


                                                     Registration No. 333-91096

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                AMENDMENT NO. 1


                                      to

                                   FORM S-4
                            REGISTRATION STATEMENT
                                   Under The
                            SECURITIES ACT OF 1933
                            PRIME HOSPITALITY CORP.
            (Exact name of registrant as specified in its charter)

        Delaware                     7011                    22-2640625
     (State or other           (Primary Standard               (I.R.S.
     jurisdiction of       Industrial Classification   Employer Identification
    incorporation or             Code Number)                   No.)
      organization)

                               -----------------
        700 Route 46 East, Fairfield, New Jersey 07004, (973) 882-1010 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               -----------------

                               Douglas W. Vicari
                            Chief Financial Officer
                            Prime Hospitality Corp.
                               700 Route 46 East
                          Fairfield, New Jersey 07004
                                (973) 882-1010
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                with a copy to:
                           Michael A. Schwartz, Esq.
                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 728-8000
                               -----------------
  Approximate date of commencement of proposed sale of the securities to the public:
  As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                               -----------------


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  Subject to completion, dated July 15, 2002


Prospectus

                            Prime Hospitality Corp.

                               Offer to Exchange
 Up to $200,000,000 8 3/8% Series B Senior Subordinated Notes due 2012 for all outstanding 8 3/8% Series A Senior Subordinated Notes due 2012

                               -----------------

.. We are offering to exchange new registered 8 3/8% series B senior subordinated notes due 2012 for all of our outstanding unregistered 8 3/8% series A senior subordinated notes due 2012.

..  The exchange offer expires at 5:00 p.m., New York City time, on
               , 2002, unless extended.

.. The exchange offer is subject only to the conditions that the exchange offer will not violate any applicable law or any applicable interpretation of the Securities and Exchange Commission.

.. All original notes outstanding that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for the exchange notes.

.. Tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

.. The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

..  We will not receive any proceeds from the exchange offer.

.. The terms of the exchange notes to be issued are substantially identical to the terms of the original notes, except that the exchange notes will not have transfer restrictions, and you will not have registration rights.

.. There is no established trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any securities exchange.

See "Risk Factors" beginning on page 13 for a discussion of matters you should consider before you participate in this exchange offer.

                               -----------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                  The date of this prospectus is       , 2002

   No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer covered by this prospectus. If given or made such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

   Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. A participating broker-dealer may use this prospectus in connection with resales of the exchange notes where the corresponding original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period not to exceed 180 days after the exchange date, we will make this prospectus available to any broker-dealer for use in connection with any of those resales. See "Plan of Distribution."

                               -----------------

                               Table of Contents

                                                                           Page
                                                                           ----
SUMMARY...................................................................   1
RISK FACTORS..............................................................  13
USE OF PROCEEDS...........................................................  23
THE EXCHANGE OFFER........................................................  24
CAPITALIZATION............................................................  31
SELECTED CONSOLIDATED FINANCIAL DATA......................................  32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................  34
DESCRIPTION OF CERTAIN INDEBTEDNESS.......................................  42
DESCRIPTION OF NOTES......................................................  44
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.................................  80
PLAN OF DISTRIBUTION......................................................  84
LEGAL MATTERS.............................................................  85
EXPERTS...................................................................  85
WHERE YOU CAN FIND MORE INFORMATION.......................................  85
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................  85
PRIME HOSPITALITY CORP. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS.............................................................. F-1

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

   Forward-looking statements include the information about our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions, or the negative thereof.

   Actual results may differ materially from those expressed in these forward-looking statements. Readers of this prospectus are cautioned not to unduly rely on any forward-looking statements.

   The following important factors, in addition to those discussed elsewhere in this prospectus, could cause results to differ materially from those expressed in such forward-looking statements: competition within each of our business segments in areas such as access, location, quality or accommodations and room rate structures; the balance between supply of and demand for hotel rooms and accommodations; our continued ability to obtain new operating contracts and franchise agreements; our ability to develop and maintain positive relations with current and potential hotel owners and other industry participants; the level of rates and occupancy that can be achieved by such properties and the availability and terms of financing; our ability or the ability of our franchisees to maintain the properties in a first-class manner, including meeting capital expenditure requirements; changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs; the effect of international, national and regional economic conditions that will affect, among other things, demand for products and services at our hotels; government approvals, actions and initiatives including the need for compliance with environmental and safety requirements, and change in laws and regulations or the interpretation thereof and the potential effects of tax legislative action; and other risks described in "Risk Factors."

   Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, no assurance can be given that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                    SUMMARY

   The following summary is qualified in its entirety by reference to the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference in this prospectus. Unless the context indicates or requires otherwise, references in this prospectus to the "Company," "Prime," "we," "our," and "us" are to Prime Hospitality Corp. and its subsidiaries. This prospectus and the letters of transmittal that accompany it collectively constitute the exchange offer.

   The term EBITDA is used by us for the purpose of analyzing our operating performance, leverage and liquidity. Hotel EBITDA represents EBITDA generated from the operations of owned and leased hotels. Hotel EBITDA excludes management fee income, interest income from mortgages and notes receivable, general and administrative expenses and other revenues and expenses which do not directly relate to operations of owned hotels. EBITDA and Hotel EBITDA are not measures of financial performance under accounting principles generally accepted in the United States and should not be considered as alternatives to net income as an indicator of our operating performance or as alternatives to cash flows as a measure of liquidity. Unless otherwise indicated, industry data is based on reports of Smith Travel Research.

                                  Our Company

   We are a leading national hotel company which owns, manages and franchises hotel properties. We control two proprietary hotel brands--AmeriSuites(R) and Wellesley Inns & Suites(R)--and operate a portfolio of upscale, full-service hotels under franchise agreements with national hotel chains, including Hilton, Radisson, Sheraton, Holiday Inn and Ramada. As of March 31, 2002, our hotel portfolio was comprised of 141 AmeriSuites hotels, 73 Wellesley Inns & Suites hotels and 20 non-proprietary brand hotels in 33 states.

   During the past several years, we have positioned ourselves as a diversified hotel operating company, generating revenue through hotel ownership, management and franchising. Our growth has been focused on the development of our AmeriSuites and Wellesley Inns & Suites brands. We plan to continue growing these brands primarily through franchising and selective development. Since we began our franchising strategy in June 1998, we have executed 91 franchise agreements. These agreements have resulted in 24 hotels either opened or under construction. To supplement this growth strategy, we plan to continue opportunistically selling existing hotel real estate while retaining valuable franchise and management agreements. During the past three years, we have sold approximately $338.3 million of hotel real estate and related assets.

   Our primary operating objective is to provide guests with the best possible price to value relationship for comfortable, attractive accommodations with high quality services. Each hotel's management team is empowered to take all necessary steps to ensure guest satisfaction within established guidelines. As a leading domestic hotel operating company, we enjoy a number of operating advantages over other lodging companies. With almost 200 hotels under management covering a number of price points and geographic regions, we have the critical mass to support operating, marketing and financial systems. We believe that our broad array of central services permits on-site hotel general managers to effectively focus on providing guest services, resulting in economies of scale.

   We believe that as a result of the actions taken to reposition ourselves as a diversified hotel operating company, we should be able to execute our strategy in today's challenging operating environment. The following are key highlights of our financial and strategic position:

   Strong Balance Sheet and Liquidity. We believe that we are well positioned to take advantage of our balance sheet and available liquidity. Our debt to EBITDA ratio was 3.2x and our debt to book capitalization percentage was 30.4% as of March 31, 2002. We intend to grow our brands primarily through franchising and we plan to fund our corporate development and capital improvements with internally generated cash flow.

   Well-Positioned Brands. We believe that the AmeriSuites and Wellesley Inns & Suites brands offer our guests an excellent value, and that the moderate price point segments in which these brands operate are positioned to perform well in today's economy. In addition, AmeriSuites and Wellesley Inns & Suites are primarily in suburban "drive-to" locations focused on the transient business and leisure traveler, are less reliant on airline transportation and large group or convention travelers, and have less exposure to the more volatile upscale and urban markets.

   Infrastructure in Place to Support Brand Growth. As a diversified hotel company, we are positioned to pursue the growth of our brands through multiple means, including franchising existing brands, adding new management contracts, and selectively developing owned hotels. We believe our brands are well-positioned to grow as a result of the significant investments made by us in our franchise infrastructure, the increase in customer brand awareness of our proprietary brands and our significant brand initiatives including expanded marketing efforts and new guest loyalty programs.

                                  Our Hotels

The following table details the composition of our portfolio as of March 31, 2002:

                                             Hotels Rooms
                                             ------ ------
                     AmeriSuites
                     Owned..................   65    8,384
                     Leased.................   27    3,306
                     Managed................   25    3,222
                     Franchised.............   24    2,963
                                              ---   ------
                     Total..................  141   17,875

                     Wellesley Inns & Suites
                     Owned..................   54    6,376
                     Leased.................   --       --
                     Managed................    6      668
                     Franchised.............   13    1,195
                                              ---   ------
                     Total..................   73    8,239

                     Non-Proprietary Brands
                     Owned..................   10    1,923
                     Leased.................    1      160
                     Managed................    9    1,509
                     Franchised.............   --       --
                                              ---   ------
                     Total..................   20    3,592

                     Total Portfolio
                     Owned..................  129   16,683
                     Leased.................   28    3,466
                     Managed................   40    5,399
                     Franchised.............   37    4,158
                                              ---   ------
                     Total..................  234   29,706

   Note: In addition to the above, as of March 31, 2002, there was one owned AmeriSuites and five franchised AmeriSuites under construction. In May 2002, two of the franchised hotels opened. Through June 10, 2002, the Wellesley chain added a net of one additional franchised hotel.

   AmeriSuites. As of March 31, 2002, we had 141 AmeriSuites in operation. AmeriSuites are positioned in the upscale segment of the lodging industry, competing predominantly with other upscale and mid-price brands such as Courtyard by Marriott, Hilton Garden Inns, Hampton Inn & Suites and Holiday Inn. Located in 31 states, AmeriSuites are all-suite hotels which typically contain approximately 128 suites each and have an average age of 4.8 years. The hotels are consistent in quality, amenities and construction, and are situated primarily near suburban commercial centers, corporate office parks and other travel destinations and near dining, shopping and entertainment amenities. In 2001, AmeriSuites contributed approximately 54.4% of our Hotel EBITDA.

   Wellesley Inns & Suites. As of March 31, 2002, we had 73 Wellesley Inns & Suites in operation. Wellesley Inns & Suites are positioned in the mid-price segment of the industry and compete with other chains such as Hampton Inn & Suites, La Quinta Inn & Suites, Holiday Inn Express and Comfort Inn & Suites. Wellesley Inns & Suites contain between 100 and 130 rooms and are located in 22 states primarily in the Southeast, Northeast and Southwest. We intend to grow the Wellesley Inns & Suites brand primarily through franchisees and opportunities to convert existing limited service hotels into Wellesley Inns & Suites properties. During 2001, five hotels were converted from other brands to our Wellesley Inns & Suites brand. In 2001, Wellesley Inns & Suites contributed approximately 24.4% of our Hotel EBITDA.

   Non-Proprietary Brands. As of March 31, 2002, we had 20 hotels operated under national franchises. We own 10 of these hotels, lease one hotel and manage nine of these hotels for third parties. The non-proprietary branded hotels operate primarily in the upscale full-service segment under national franchises such as Hilton, Radisson, Sheraton, Holiday Inn and Ramada and generally provide food and beverage service and banquet facilities. The hotels are primarily located in the Northeast. In 2001, our non-proprietary brand hotels contributed approximately 21.2% of our Hotel EBITDA.

                             Our Business Strategy

   Through the development of our proprietary brands, we believe we have repositioned ourselves as a diversified hotel operating company with ownership, franchise and management interests. We further believe that this diversification allows us to generate additional franchise revenues which require minimal capital investment. The key tactics to our business strategy include:

   Growing Proprietary AmeriSuites and Wellesley Brands. Through franchising and selected development of owned hotels, we intend to grow our brands. Franchising typically requires minimal capital investment and is the primary focus for our growth. Currently, we have seven AmeriSuites under construction, with an additional 58 signed franchise agreements for new AmeriSuites to be built. We also have three Wellesley Inns & Suites currently under conversion and nine signed franchise agreements for new Wellesley Inns & Suites to be converted or built. In addition, we will continue to selectively develop AmeriSuites projects and to focus our Wellesley development effort on the conversion of other limited service hotels under different brands.

   Selected Asset Sales to Strengthen Balance Sheet and Fund Brand Growth. We have undertaken a strategy of selectively selling assets while retaining valuable franchise and management agreements. We have used the net proceeds from these sales to repay debt and fund brand growth. Since the beginning of 2001, we have sold $64.9 million of assets, and over the past three years have sold approximately $338.3 million of assets. We have reduced our debt balance since the beginning of 2001 by $35.0 million from the net proceeds of asset sales along with our cash flow from operations.

   Continue to Deepen Brand Infrastructure. We believe that growing the required infrastructure to own and operate hotel brands will enable our brands to compete effectively with older, more established brands. We also may consider leveraging our existing franchise infrastructure by potentially adding new hotel brands. Recent brand initiatives include:

    . increased AmeriSuites and Wellesley brand advertising on a national and regional level;

    .  introduction of a frequent guest program;

    . expansion of national companies listing AmeriSuites and Wellesley as a preferred hotel provider; and

    . upgraded and enhanced e-commerce platforms for reservations and marketing alliances.

   Maintain Financial Strength and Flexibility. We have historically positioned ourselves to both endure economic downturns, as well as take advantage of investment opportunities as they arise. We intend to maintain our prudent approach to leverage in order to maintain our financial strength and flexibility.

                              Recent Developments

   Effects of September 11th Attacks and Softening Economy. As of the week ended June 8, 2002, according to Smith Travel Research, occupancy, average daily rate, or ADR, and revenue per available room, or RevPAR, declines for the U.S. lodging industry have been reduced to 2.4%, 3.8% and 6.0%, respectively, compared with the same period in 2001. In 2001, the combination of the soft economy and the September 11th terrorist attacks resulted in a decline in the demand for hotel rooms of 3.4% from 2000. This resulted in a decrease in overall occupancy levels from 63.7% in 2000 to 60.1% in 2001. In addition, due to the decline in travel, ADR decreased by 1.4% from $86.04 in 2000 to $84.85 in 2001, resulting in a RevPAR decrease of 6.9%. Beginning in the middle of the first quarter of 2002, industry performance has improved.

   Operating Expectations and Liquidity. We expect year-over-year quarterly comparisons for EBITDA and RevPAR to be negative in the first half of 2002. Based on the covenants in our senior credit facility and as a result of weakened financial results, the availability under our senior credit facility may be restricted. While we believe improvements in year-over-year quarterly comparisons for EBITDA and RevPAR as well as availability under our senior credit facility should occur in the second half of 2002, there can be no assurances that such improvements will occur or that our financial performance will not further deteriorate.

   Asset Divestitures/Financial Condition. We have undertaken a strategic initiative to dispose of hotel real estate and to utilize proceeds to retire debt or invest in the growth of our brands to support our repositioning as a diversified hotel operating company. During the past three years, we have sold approximately $338.3 million of assets. During 2001, we sold $34.5 million of assets including one AmeriSuites and four Wellesley Inns & Suites. In the three months ended March 31, 2002, we generated an additional $15.4 million in proceeds from the sale of a full-service hotel and a Wellesley Inns & Suites.

   We utilized the proceeds from asset sales along with our cash flow from operations to reduce our debt balance since the beginning of 2001 by $35.0 million to $310.7 million as of March 31, 2002.

   Conversion of Equity Inns Leases. On January 1, 2002, we converted 19 hotels owned by Equity Inns, Inc. from lease agreements to management agreements.

   Recent Hotel Openings. Since December 31, 2001, we have opened four franchised AmeriSuites hotels, bringing the total number of AmeriSuites open to 143.

   Sale of Properties. In January 2002, we sold a full-service Radisson hotel in Trevose, Pennsylvania and a Wellesley Inn & Suites in Miami, Florida for an aggregate consideration of $15.4 million.

   Proposed Refinancing. On May 16, 2002, we entered into a commitment letter with CIBC World Markets Corp. and Canadian Imperial Bank of Commerce. Pursuant to this commitment letter we seek to establish a new senior revolving credit facility of approximately $125,000,000 with a syndicate of financial institutions. We intend to use available borrowings under this facility to refinance our senior credit facility and to redeem our first mortgage notes. The establishment of this facility is subject to, among other things, satisfactory completion of a due diligence investigation by the prospective lenders and their counsel and the negotiation and execution of definitive documents. There can be no assurance that we will be able to establish this facility.

                               The Tender Offer

   On May 14, 2002, our tender offer and consent solicitation for all of our $190,000,000 outstanding 9 3/4% senior subordinated notes due 2007 expired. Pursuant to the tender offer, we purchased $189,692,000 of the 9 3/4% notes. We used the net proceeds from the offering of the original notes, along with available cash, to fund the tender offer. In connection with the tender offer, we obtained noteholder consents to effect certain changes to the covenants contained in the indenture under which the 9 3/4% notes were issued. Tendering and consenting holders received tender consideration of $1,050.00 per $1,000 principal amount of such notes. This consideration included a consent payment of $30.00 per $1,000 principal amount of such notes. On June 14, 2002, we redeemed the remaining $308,000 of the 9 3/4% notes at 104.875% of par or $323,015 pursuant to the terms of the underlying indenture.

                               -----------------

   Our principal executive offices are located at 700 Route 46 East, Fairfield, New Jersey 07004 and our telephone number is (973) 882-1010.

                              The Exchange Offer

   On April 29, 2002, we privately placed $200,000,000 aggregate principal amount of 8 3/8% series A senior subordinated notes due 2012, which we refer to collectively as the original notes, in a transaction exempt from registration under the Securities Act. In connection with the private placement, we entered into a registration rights agreement, dated as of April 29, 2002, with the initial purchaser of the original notes. In the registration rights agreement, we agreed to register under the Securities Act an offer of our new 8 3/8% series B senior subordinated notes due 2012, which we refer to collectively as the exchange notes, in exchange for the original notes. The exchange offer is intended to satisfy our obligations under the registration rights agreement. We also agreed to deliver this prospectus to the holders of the original notes. In this prospectus we refer to the original notes and the exchange notes as the notes. You should read the discussion under the heading "Description of Notes" for information regarding the notes.

The Exchange Offer..........  This is an offer to exchange $1,000 in principal amount of exchange notes for each $1,000 in principal amount of original notes. The exchange notes are substantially identical to the original notes, except that:

                               .  the exchange notes will be freely
                                  transferable, other than as described in this prospectus;

                               .  the exchange notes will not contain any
                                  legend restricting their transfer;

                               . holders of the exchange notes will not be entitled to the rights of the holders of the original notes under the registration rights agreement; and

                               .  the exchange notes will not contain any
                                  provisions regarding the payment of
                                  liquidated damages.

                              We believe that you can transfer the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

                               . acquire the exchange notes in the ordinary course of your business;

                               . are not and do not intend to become engaged in a distribution of the exchange notes;

                               .  are not an affiliate of ours;

                               . are not a broker-dealer that acquired the original notes directly from us; and

                               . are not a broker-dealer that acquired the original notes as a result of market-making or other trading activities.

                              If any of these conditions are not satisfied and you transfer any exchange note without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act.

                                  Each broker-dealer that receives exchange notes for its own account in exchange for original notes that it acquired as a result of market-
                                  making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See "Plan of Distribution."

Registration Rights Agreement.... Under the registration rights agreement, we have agreed to use our best efforts to consummate the exchange offer or cause the original notes to be registered under the Securities Act to permit resales. If we are not in compliance with our obligations under the registration rights agreement, liquidated damages will accrue on the original notes in addition to the interest that is otherwise due on the original notes. If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no liquidated damages will be payable on the notes. The exchange notes will not contain any provisions regarding the payment of liquidated damages. See
                                  "Description of Notes--Registration Rights; Liquidated Damages."

Minimum Condition................ The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered for exchange.

Expiration Date.................. The exchange offer will expire at 5:00 p.m., New York City time, on
                                           , 2002, unless we extend it.

Exchange Date.................... Original notes will be accepted for exchange at the time when all conditions of the exchange offer are satisfied or waived. The exchange notes will be delivered promptly after we accept the original notes.

Conditions to the Exchange Offer. Our obligation to complete the exchange offer is subject to certain conditions. See "The Exchange Offer--Conditions to the Exchange
                                  Offer." We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of certain specified events.

Withdrawal Rights................ You may withdraw the tender of your original notes at any time before the expiration of the exchange offer on the expiration date.
                                  Any original notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering Original
  Notes.......................... See "The Exchange Offer--How to Tender."

U.S. Federal Income Tax
  Consequences................... The exchange of the original notes for exchange notes by U.S. holders should not be a taxable exchange for U.S. federal income tax purposes and U.S. holders should not recognize any taxable gain or loss as a result of such exchange. See "Certain Federal Income Tax
                                  Considerations."

Effect on Holders of Original If the exchange offer is completed on the terms and within the period
  Notes...................... contemplated by this prospectus, holders of original notes will have no further registration or other rights under the registration rights agreement, except under limited circumstances. See "Description of
                              Notes--Registration Rights; Liquidated Damages."

                              Holders of original notes who do not tender their original notes will continue to hold those original notes. All untendered, and tendered but unaccepted, original notes will continue to be subject to the restrictions on transfer provided for in the original notes and the indenture under which the original notes have been issued. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See "Risk Factors--You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer."

Use of Proceeds.............. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The net proceeds from the sale of the original notes were approximately $195.5 million after deducting the initial purchaser's discount and expenses related to the initial offering of the original notes. The net proceeds from the initial offering of the original notes, along with available cash, were used to fund the tender offer for our 9 3/4% senior subordinated notes due 2007. See "Use of
                              Proceeds."

Exchange Agent............... Wells Fargo Bank Minnesota, NA is serving as the exchange agent in connection with the exchange offer.

                              TERMS OF THE NOTES

   The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the notes.

   The terms of the exchange notes to be issued are substantially identical to the terms of the original notes, except that the exchange notes will be registered under the Securities Act and certain transfer restrictions, registration rights and liquidated damages relating to the original notes will not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See "Description of Notes."

Issuer......................  Prime Hospitality Corp.

Notes Offered...............  $200.0 million in aggregate principal amount of
                              8 3/8% series B senior subordinated notes due
                              2012.

Maturity....................  May 1, 2012.

Interest Payment Dates......  May 1 and November 1 of each year. The first payment will be made on November 1, 2002.

Optional Redemption.........  We may redeem the notes on or after May 1, 2007, at the redemption prices listed under
                              "Description of the Notes--Optional Redemption."

                              Prior to May 1, 2005, we may use the proceeds of certain sales of our equity to redeem up to 35% of the original principal amount of the notes at a redemption price of 108.375% of their principal amount, plus accrued and unpaid interest to the redemption date.

Change of Control Offer.....  If we experience a change of control, holders of the notes may require us to repurchase part or all of their notes at 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

Ranking.....................  The notes will be unsecured senior subordinated indebtedness and will be junior in right of payment to all of our existing and future senior indebtedness, including our obligations under our senior credit facility and our 9 1/4% first mortgage notes due 2006.

Covenants...................  We will issue the notes under an indenture with
                              Wells Fargo Bank Minnesota, NA which will act as trustee on your behalf. The indenture will, among other things, restrict our ability and the ability of our subsidiaries to:

                               . sell all or substantially all assets or merge or consolidate with or into other companies;

                               .  borrow money;

                               .  incur liens;

                               .  pay dividends or make other distributions;

                               .  make other restricted payments and
                                  investments; and

                               .  enter into transactions with certain
                                  affiliates.

Registration Rights.........  Pursuant to the registration rights agreement, we agreed to:

                               . file, within 60 days of the date on which we issued the original notes, an exchange offer registration statement with respect to an offer to exchange the original notes for the exchange notes that are identical in all material respects to the original notes except that they will not contain terms with respect to transfer restrictions or registration rights and will be registered under the Securities Act. This exchange offer registration statement is being filed to satisfy such obligation;

                               . use best efforts to cause this exchange offer registration statement to become effective under the Securities Act within 120 days after the date on which we issued the original notes; and

                               . use best efforts to consummate the exchange offer within 30 business days after the effective date of this exchange offer registration statement.

                              In addition, under certain circumstances, we may be required to file a shelf registration statement to cover resales of the notes held by you.

                              If we do not comply with certain covenants set forth in the registration rights agreement, we must pay liquidated damages to holders of the original notes. See "Description of Notes--Registration Rights; Liquidated Damages."

Risk Factors................  You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors under "Risk Factors."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

   The table below presents selected consolidated financial data derived from our historical financial statements for the three months ended March 31, 2002 and 2001 and for the three years ended December 31, 2001. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and related notes included herein and other financial information incorporated herein by reference and otherwise included herein.

                                          Three Months Ended
                                               March 31,              Year Ended December 31,
                                        ----------------------  ----------------------------------
                                           2002        2001        2001        2000        1999
                                        ----------  ----------  ----------  ----------  ----------
                                              (unaudited)                    (audited)
                                                          (dollars in thousands)
Income Statement Data:
Total revenue.......................... $   98,124     129,660  $  477,111  $  548,121  $  542,136
Property operating expenses............     52,289      66,111     249,221     268,724     268,436
Corporate operating and property
  management expenses..................     27,973      30,620     116,373     111,895      99,378
Other charges..........................         --          --          --          --      30,456
Depreciation and amortization..........      9,990       9,264      38,176      40,739      44,769
                                        ----------  ----------  ----------  ----------  ----------
Income from operations.................      7,872      23,665      73,241     126,763      99,097
Investment income......................        485         576       2,244       1,936       1,613
Interest expense, net(a)...............      7,753       8,908      33,643      41,325      43,634
Other income, net......................         --          --      22,261      13,901       7,182
Provision for income taxes.............        236       5,903      24,711      39,497      25,061
Cumulative effect of accounting change,
  net(b)...............................         --          --          --          --       5,315
                                        ----------  ----------  ----------  ----------  ----------
Income from continuing operations...... $      368  $    9,430  $   39,492  $   61,778  $   33,882
                                        ==========  ==========  ==========  ==========  ==========
Cash Flow Data:
Cash flows provided by (used in):
Operating activities................... $    4,941  $    8,725  $   63,211  $   77,833  $   99,792
Investing activities...................      9,704      (1,707)     (7,132)    129,082      (6,590)
Financing activities...................     (8,110)      3,769     (27,723)   (212,420)    (98,496)
EBITDA(c)..............................     17,822      33,378     113,027     170,071     177,027

Balance Sheet Data
Cash and cash equivalents.............. $   36,626  $   12,522  $   30,091  $    1,735  $    7,240
Total assets...........................  1,145,298   1,167,539   1,156,770   1,165,872   1,328,779
Long-term debt (including current
  portion).............................    310,710     348,856     320,032     345,689     549,032
Total stockholders' equity.............    710,422     679,558     707,941     668,100     632,000

Financial Ratios:
EBITDA to cash interest(c).............       3.14x       4.74x       3.50x       3.96x       3.44x
Net debt to EBITDA(c)(d)...............       2.80x       2.07x       2.57x       2.02x       3.06x

--------
(a) After giving effect to the offering of the original notes and the application of the proceeds therefrom as described under "Use of Proceeds," our pro forma net interest expense for the three months ended March 31, 2002 would have been $7,242.

(b) Cumulative effect of a change in accounting principle of $5.3 million (net of income taxes) in 1999, relates to our adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). We adopted SOP 98-5 on January 1, 1999, and were required to write-off any unamortized pre-opening costs that remained on the balance sheet.

(c) EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by us for the purpose of analyzing our operating performance, leverage and liquidity. Hotel EBITDA represents EBITDA generated from the operations of owned hotels. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity.

(d) Net debt is the sum of the current and long-term portions of debt reduced by the cash balance.


                      RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for each of the periods indicated was as follows:

                                     Three Months
                                        Ended
                                      March 31,      Year Ended December 31,
                                     -----------  -----------------------------
                                     2002   2001  2001  2000  1999  1998  1997
                                     -----  ----- ----- ----- ----- ----- -----
  Ratio of earnings to fixed charges 1.01x  1.65x 1.75x 2.15x 1.61x 1.73x 1.69x

   For this ratio, earnings consist of earnings (loss) before income taxes, minority interest and discontinued operations plus fixed charges excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor.

After giving effect to the offering of the original notes and the application of the proceeds therefrom as described under "Use of Proceeds," our pro forma ratio of earnings to fixed charges for the year ended March 31, 2002 would have been 1.01x.

                                 RISK FACTORS

   In addition to the other information contained in this prospectus, before tendering your original notes for the exchange notes offered hereby, you should consider carefully the following factors, which may be generally applicable to the original notes as well as the exchange notes. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus.

                          Risks Relating to the Notes

You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer.

   If you do not exchange your original notes for exchange notes in the exchange offer, your original notes will continue to be subject to the restrictions on transfer as stated in the legend on the original notes. In general, you may not reoffer, resell or otherwise transfer the original notes in the United States unless they are:

    .  registered under the Securities Act;

    . offered or sold under an exemption from the Securities Act and applicable state securities laws; or

    . offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently anticipate that we will register the original notes under the Securities Act.

Holders of the original notes who do not tender their original notes will have no further registration rights under the registration rights agreement.

   Holders who do not tender their original notes, except for limited instances involving the initial purchaser or holders of original notes who are not eligible to participate in the exchange offer or who do not receive freely transferable exchange notes in the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive liquidated damages.

The market for original notes may be significantly more limited after the exchange offer and you may not be able to sell your original notes after the exchange offer.

   If original notes are tendered and accepted for exchange under the exchange offer, the trading market for original notes that remain outstanding may be significantly more limited. As a result, the liquidity of the original notes not tendered for exchange could be adversely affected. The extent of the market for original notes and the availability of price quotations would depend upon a number of factors, including the number of holders of original notes remaining outstanding and the interest of securities firms in maintaining a market in the original notes. An issue of securities with a similar outstanding market value available for trading, which is called the "float," may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for original notes that are not exchanged in the exchange offer may be affected adversely as original notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the original notes that are not exchanged more volatile.

There are state securities law restrictions on resale of the exchange notes.

   In order to comply with the securities laws of certain jurisdictions, the exchange notes may not be offered or resold by any holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the exchange notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

Your original notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your original notes will continue to be subject to existing transfer restrictions and you may not be able to sell your original notes.

   We will not accept your original notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of the exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange.

There is no established trading market for the exchange notes.

   The exchange notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

  .   the liquidity of any such market that may develop;

  .   the ability of holders of exchange notes to sell their exchange notes; or

  . the price at which the holders of exchange notes would be able to sell their exchange notes.

If such a market were to exist, the exchange notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We have been advised by the initial purchaser that it presently intends to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Exchange Act of 1934, as amended.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

   We have now and, after the offering, will continue to have a significant amount of indebtedness. On March 31, 2002, after giving pro forma effect to the offering of the original notes and the application of the net proceeds therefrom as described in "Use of Proceeds," we would have had total outstanding indebtedness of approximately $320.7 million (of which $200 million would have consisted of the notes and the balance would have consisted of senior debt).

   Our substantial indebtedness could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the notes;

  . increase our vulnerability to general adverse economic and industry conditions;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  . place us at a competitive disadvantage compared to our competitors that have less debt; and

  .   limit our ability to borrow additional funds.

   In addition, the indenture, our senior credit facility and our first mortgage notes contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

   We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. As of March 31, 2002, after giving pro forma effect to the offering of the original notes and the application of the net proceeds therefrom as described in "Use of Proceeds," our senior credit facility would permit additional borrowing of up to $114.4 million and all of those borrowings could rank senior to the notes. If new debt is added to our or our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

   Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

   Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior credit facility, will be adequate to meet our future liquidity needs for at least the next 12 months.

   We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facility or the notes, on commercially reasonable terms or at all.

Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings.

   The notes rank behind all of our existing indebtedness (other than trade payables) and all of our future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and in cash before any payment may be made with respect to the notes.

   Assuming we had completed the offering of the original notes on March 31, 2002 and applied the net proceeds therefrom as described in "Use of Proceeds," the notes would have been subordinated to approximately $120.7 million of senior debt and approximately $85.4 million would have been available for borrowing, subject to attainment of certain covenant testing, as additional senior debt under our senior credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture.

   In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

   In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

We may not have access to the cash flow or assets of our subsidiaries that we may need to make payments on the notes.

   For purposes of the indenture, our subsidiaries are divided into two categories:

  . Restricted Subsidiaries, which generally are subject to the restrictive covenants set forth in the indenture; and

  .   Unrestricted Subsidiaries, which generally are not.

   As of March 31, 2002, after giving effect to the offering of the original notes and the application of the net proceeds therefrom as described in "Use of Proceeds," our subsidiaries would have had approximately $13.5 million of indebtedness outstanding to which the notes will be effectively subordinated. Under certain future circumstances, we may be required to cause one or more Restricted Subsidiaries to guarantee the notes, although none of our Restricted Subsidiaries is presently required to guarantee the notes. Any such guarantee will be subordinated on the same basis to senior debt of the Restricted Subsidiary providing such guarantee as the notes are subordinated to our senior debt. Any such guarantee may also be subject to challenge under applicable fraudulent conveyance or other bankruptcy laws.

If an active trading market does not develop for these notes you may not be able to resell them.

   These notes have not been registered under the Securities Act. Accordingly, the notes may only be offered or sold pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement. We are required to commence the exchange offer for the notes, or to register sales of the notes under the Securities Act, within certain time periods as described in the section called "Description of Notes--Registration Rights." Prior to this offering, there was no public market for these notes and, although the notes are expected to be eligible for trading in PORTAL, we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchaser that it currently intends to make a market in these notes after this offering is completed. However, the initial purchaser may cease its market-making at any time. We do not intend to apply for listing the notes on any securities exchange.

                        Risks Relating to Our Business

Recent terrorist activities have created uncertainty for travel-related businesses, including lodging companies.

   The September 11th attacks have caused a disruption in travel-related businesses in the United States. Consistent with the rest of the lodging industry, we have experienced a decline in occupancy and average daily rate due to the decline in travel. We are unable to predict whether this adverse impact is only temporary or of more lasting duration. Military actions against terrorists, new terrorist attacks, actual or threatened, and other political events may cause a lengthy period of uncertainty that could continue to adversely affect the lodging industry, including us, as a result of customer reluctance to travel. Even absent new events that create uncertainty, it may take some period of time for travel to return to a more normal level.

The recent economic slowdown has had a significant adverse effect on our RevPAR performance.

   We experienced declines in revenues per available room, or RevPAR, beginning in March 2001, even before the September 11th attacks. A sharper than anticipated decline in business travel was the primary cause of the decline, which was principally reflected in decreased occupancies. This decline has been exacerbated by the September 11th attacks. We expect that the hotel industry will experience a RevPAR decline for the full year 2002. The decline in occupancy has also resulted in declines in room rates as hotels compete more aggressively for guests, both of which have had a significant adverse effect on our RevPAR and operating performance. If the economic slowdown worsens or continues for a protracted period of time, it could have a material adverse effect on our operations and earnings.

We are restricted by our debt obligations.

   As of March 31, 2002, our total long-term debt (net of current portion) was $309.7 million. We may incur additional indebtedness, including additional secured indebtedness, in connection with the implementation of our growth strategy. The degree to which we are leveraged, as well as our rent expense, could have important consequences, including:

  . our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

  . a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on our indebtedness and rent expense, thereby reducing the funds available to us for our operations;

  . in addition to the notes, certain other agreements governing our indebtedness, including our senior credit facility and our first mortgage notes, contain financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets, as well as those imposing minimum net worth requirements;

  .   we may be at a competitive disadvantage to our competitors with less debt;

  . we may be hindered in our ability to adjust rapidly to changing market conditions; and

  . our debt could make us less flexible to respond to a downturn in general economic conditions or in our business.

   Our ability to satisfy our obligations will be dependent upon our future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond our control. There can be no assurance that our operating cash flow will be sufficient to meet our debt service requirements or to repay the notes at maturity or that we will be able to refinance the notes or other indebtedness at maturity.

We may not be able to continue our AmeriSuites and Wellesley Inns & Suites expansion.

   We are committed to expanding our AmeriSuites and our Wellesley Inns & Suites hotel brands. We will be required to expend significant management and financial resources to expand these hotel brands and develop brand name identification. We compete with other companies in our segments, some of which have greater brand recognition and financial resources than we have. As a result, there is no assurance that we can successfully expand the AmeriSuites or Wellesley Inns & Suites hotel brands or compete effectively with these other franchises. Expansion of these brands may present operating and marketing challenges that are different from those currently encountered by us in our existing markets. There can be no assurance that we will anticipate all of the changing demands that expanding operations will impose on our management and management information systems or our reservation service. The failure to adapt our systems and procedures could have a material adverse effect on our business.

Our expenses remain constant even if our revenue drops.

   The expenses of owning property are not necessarily reduced when circumstances like market factors and competition cause a reduction in income from the property. Because of the effects of the September 11th attacks and the current economic recession, we are working with our managers to substantially reduce the operating costs of our hotels. In addition, based on our assessment of the current operating environment, and in order to conserve capital, we have reduced or suspended all non-essential capital expenditure projects. Nevertheless, our financial condition could be adversely affected by the following costs:

  .   interest rate levels;

  .   debt service levels (including on loans secured by mortgages);

  .   the availability of financing;

  . the cost of compliance with government regulation, including zoning and tax laws; and

  . changes in governmental regulations, including those governing usage, zoning and taxes.

   If we are unable to reduce our expenses to reflect our current reduction in revenue, our business will be adversely affected.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

   Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic and other conditions. The inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition and ability to service debt.

We may have to pay higher insurance premiums for our hotels.

   Due to changes in the insurance market arising prior to the September 11th attacks and the effects of the September 11th attacks, it is becoming more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties. In addition, such insurance may be more limited and for some catastrophic risks (e.g., earthquake, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.

Rising interest rates could have an adverse effect on our cash flow and interest expense.

   Some of our borrowings bear interest at a variable rate, including amounts outstanding under our senior credit facility. In addition, we may incur indebtedness in the future that bears interest at a variable rate or we may be required to retain our existing indebtedness at higher interest rates. Accordingly, increases in interest rates could increase our interest expense and adversely affect our cash flow, reducing the amounts available to make payments on our other indebtedness, including the notes.

The geographic concentration of our hotels exposes us to any adverse developments specifically affecting those areas.

   Many of our hotels are located in Florida, New Jersey, Texas and Georgia, and such geographic concentration exposes our operating results to events or conditions which specifically affect those areas, such as

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

local and regional economic, weather and other conditions. Adverse developments which specifically affect those areas may have a material adverse effect on our results of operations.

We are subject to substantial employment and other government regulation.

   The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws) and building and zoning requirements. Also, we are subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permits requirements. Our failure to obtain or retain liquor licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect us. Both at the federal and state level, there are proposals under consideration to increase the minimum wage and introduce a system of mandated health insurance. Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that we are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect us as well as the lodging industry in general.

We rely on good franchisor relationships.

   Under our franchise agreements, the applicable franchisor can terminate the agreement if, among other things, its quality standards are not maintained or if payments due are not made in a timely fashion. If any of the franchise agreements were terminated by the franchisor, we would have to explore entering into a franchise agreement with another franchisor. There can be no assurance, however, that a desirable replacement relationship would be available.

We depend on our key employees.

   We are dependent on our President, Chief Executive Officer and Chairman of the Board, A.F. Petrocelli, our Senior Vice President and Chief Financial Officer, Douglas W. Vicari, and on certain other key members of our executive management staff, the loss of whose services could have a material adverse effect on our business and future operations.

We may be adversely affected by a change of control.

   A Change of Control (as defined in the indenture) could require us to refinance substantial amounts of indebtedness. Upon the occurrence of a Change of Control, the holders of the notes would be entitled to require us to purchase the notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of purchase. The Change of Control may also constitute a change of control or event of default under our other indebtedness, including our senior credit facility and the indenture with respect to our first mortgage notes. However, our senior credit facility prohibits the purchase of the notes and our first mortgage notes by us in the event of a Change of Control, unless and until such time as the indebtedness under our senior credit facility is repaid in full. Our failure to purchase the notes would result in a default under the indenture, our senior credit facility and our first mortgage notes indenture. The failure to repay the indebtedness under our senior credit facility and our first mortgage notes indenture, if accelerated, would also constitute an event of default under the indenture, which could have adverse consequences to us and the holders of the notes. In the event of a Change of Control, there can be no assurance that we would have sufficient assets to satisfy all of our obligations under our senior credit facility, the notes and our first mortgage notes. See "Description of the Notes."

                        Risks Relating to Our Industry

Our properties are subject to all the operating risks common to the hotel industry.

   Operating risks factors common to the hotel industry include:

  . competition within each of our business segments in areas such as access, location, quality or accommodations and room rate structures;

  . the balance between supply and demand of and demand for hotel rooms and accommodations;

  . our continued ability to obtain new operating contracts and franchise agreements;

  . our ability to develop and maintain positive relations with current and potential hotel owners and other industry participants;

  . the level of rates and occupancy that can be achieved by such properties and the availability and terms of financing;

  . our ability or the ability of our franchisees to maintain the properties in a first-class manner, including meeting capital expenditure requirements;

  . changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs;

  . the effect of international, national and regional economic conditions that will affect, among other things, demand for products and services at our hotels; and

  . government approvals, actions and initiatives including the need for compliance with environmental and safety requirements, and change in laws and regulations or the interpretation thereof and the potential effects of tax legislative action.

The lodging industry is highly competitive.

   We have no single competitor or small number of competitors that are considered to be dominant in the industry. We operate in areas that contain numerous competitors, some of which may have substantially greater resources than us. Competition in the lodging industry is based generally on location, availability, room rates or accommodations price, range and quality of services and guest amenities offered. New or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which we compete, thereby adversely affecting our operations and the number of suitable business opportunities.

The hotel industry is seasonal in nature.

   The hotel industry is seasonal in nature; however, the periods during which our properties experience higher hotel revenue vary from property to property and depend principally upon location. Although our revenue historically has been lower in the first quarter than in the second, third or fourth quarters, future acquisitions may affect seasonal fluctuations in revenue and cash flow.

The hotel and lodging business is capital intensive.

   In order for our properties to remain attractive and competitive, we have to spend money periodically to keep them well maintained, modernized and refurbished. This creates an ongoing need for cash and, to the extent expenditures cannot be funded from cash generated by our operations, we may be required to borrow or otherwise obtain these funds. Accordingly, our financial results may be sensitive to these costs and availability of funds.

Real estate investments are subject to numerous risks.

   Real property investments are subject to varying degrees of risk. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred.

   In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate, zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate hotels.

   When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases. On the other hand, when interest rates increase, real property values decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. In addition, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition.

   In addition, equity real estate investments, such as the investments we hold and any additional properties that we may acquire, are relatively difficult to sell quickly. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected.

Hotel development is subject to timing, budgeting and other risks.

   We intend to develop hotel properties as suitable opportunities arise. New project development has a number of risks, including risks associated with:

  .   construction delays or cost overruns that may increase project costs;

  . receipt of zoning, occupancy and other required governmental permits and authorizations;

  . incurring development costs for projects that are not pursued to completion;

  . hurricanes, floods, fires or other "acts of God" that could adversely impact a project; and

  .   governmental restrictions on the nature or size of a project.

   We cannot assure you that any development project will be completed on time or within budget.

Environmental regulations could make us liable for cleaning up hazardous substances.

   The comprehensive and frequently changing network of environmental laws, ordinances and regulations of various federal, state and local and foreign governments regulate certain of our operations and could make us liable for any employee health and safety problems and for the costs of managing, removing or cleaning up hazardous or toxic substances on, under, from or in property we currently own or operate or that we previously owned or operated or to which we may have sent waste. Those laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances and such liability could be joint and several. The presence of hazardous or toxic substances, or the failure to properly clean up substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations may require us to manage, abate or remove certain lead- or asbestos-containing materials. Similarly, the operation and closure of storage tanks are often regulated by federal, state, local and foreign laws. Certain laws, ordinances and regulations, such as those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, sell or rent our real property. Future changes in environmental laws or the discovery of currently unknown environmental conditions may have a material adverse effect on our financial condition or results of operations.

General economic conditions may negatively impact our ability to achieve important financial tests.

   Moderate or severe economic downturns or adverse conditions may adversely affect our hotel operations. These conditions may be widespread or isolated to one or more geographic regions. As a result, general economic conditions may have a negative impact on our ability to achieve or sustain substantial improvements in funds from operations and other important financial tests. Further, an economic downturn in the countries of our high-end international customers could cause a reduction in the frequency of their visits and, consequently, the revenue generated by those customers.

                                USE OF PROCEEDS

   There will be no proceeds to us from the exchange pursuant to the exchange offer. The net proceeds from the sale of the original notes were approximately $195.5 million after deducting the initial purchaser's discount and expenses related to the offering of the original notes. The net proceeds from the offering of the original notes were used, along with available cash, to fund the tender offer and consent solicitation with respect to $189,692,000 of our 9 3/4% senior subordinated notes due 2007 which expired on May 14, 2002. Tendering holders received total consideration of $1,050.00 per $1,000.00 principal amount of such notes. This consideration included a consent payment of $30.00 per $1,000.00 principal amount of such notes. On June 14, 2002, we redeemed the remaining $308,000 of the 9 3/4% notes for $323,015.

                              THE EXCHANGE OFFER

  Purpose of the Exchange Offer

   On April 29, 2002, we privately placed the original notes in a transaction exempt from registration under the Securities Act. Accordingly, the original notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. Pursuant to the registration rights agreement, we agreed to:

  . file, within 60 days of the date on which we issued the original notes, an exchange offer registration statement, with respect to an offer to exchange the original notes for exchange notes that are identical in all material respects to the original notes except that they will not contain terms with respect to transfer restrictions or registration rights and will be registered under Securities Act. This exchange offer registration statement is being filed to satisfy such obligation;

  . use best efforts to cause the exchange offer registration statement to become effective under the Securities Act within 120 days after the date on which we issued the original notes; and

  . use best efforts to consummate the exchange offer within 30 business days after the effective date of the exchange offer registration statement.

   In addition, under certain circumstances, we may be required to file a shelf registration statement to cover resales of the notes held by you.

   If we do not comply with certain covenants set forth in the registration rights agreement, we must pay liquidated damages to holders of the original notes. See "Description of Notes--Registration Rights; Liquidated Damages." The sole purpose of the exchange offer is to fulfill our obligations with respect to the registration rights agreement.

  Terms of the Exchange

   We hereby offer to exchange, upon the terms and subject to the conditions set forth herein and in the letter of transmittal accompanying this prospectus, $1,000 in principal amount of exchange notes for each $1,000 in principal amount of the original notes. The terms of the exchange notes are identical in all respects to the terms of the original notes for which they may be exchanged pursuant to this exchange offer, except that the exchange notes will generally be freely transferable by holders thereof, and the holders of the exchange notes (as well as remaining holders of any original notes) will not be entitled to registration rights under the registration rights agreement. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See "Description of Notes."

   The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

   Based on interpretations by the Staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for the original notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) our "affiliate" within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired original notes directly from us or (iii) broker-dealers who acquired original notes as a result of market making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. Each broker-dealer that receives exchange notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging, and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Broker-dealers who acquired original notes as a result of market making or other trading activities may use this prospectus, as supplemented or amended, in connection with resales of the exchange notes. We have agreed that, for a period not to exceed 180 days after the exchange date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

   Tendering holders of original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the original notes pursuant to the exchange offer.

   The exchange notes will bear interest from and including their respective dates of issuance. Holders whose original notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the exchange notes, such interest to be payable with the first interest payment on the exchange notes, but will not receive any payment in respect of interest on the original notes accrued after the issuance of the exchange notes.

  Expiration Date; Extensions; Termination; Amendments

   The exchange offer expires on the expiration date. The expiration date is
5:00 p.m., New York City time, on       , 2002, unless we in our sole
discretion extend the period during which the exchange offer is open, in which event the expiration date is the latest time and date on which the exchange offer, as so extended by us, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to Wells Fargo Bank Minnesota, NA, as the exchange agent, and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer.

   The exchange date will be the first business day following the expiration date. We expressly reserve the right to (i) terminate the exchange offer and not accept for exchange any original notes for any reason, including if any of the events set forth below under "--Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us and (ii) amend the terms of the exchange offer in any manner, whether before or after any tender of the original notes. If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the original notes on the exchange date.

   If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of original notes in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

   This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of original notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

  How to Tender

   The tender to us of original notes by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

   General Procedures. A holder of an original note may tender the same by (i) properly completing and signing the letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer, referred to herein as a Book-Entry Confirmation, pursuant to the procedure described below), to the exchange agent at its address set forth on the back cover of this prospectus on or prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

   If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, referred to herein as an Eligible Institution, that is a member of a recognized signature guarantee medallion program, referred to herein as an Eligible Program, within the meaning of Rule 17Ad-15 under the Exchange Act. If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

   Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender original notes should contact such holder promptly and instruct such holder to tender original notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such original notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such original notes, either make appropriate arrangements to register ownership of the original notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

   Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company, referred to herein as the Book-Entry Transfer Facility, for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of original notes by causing the Book-Entry Transfer Facility to transfer such original notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address specified on the back cover page of this prospectus on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

   The method of delivery of original notes and all other documents is at your election and risk. If sent by mail, we recommend that you use registered mail, return receipt requested, obtain proper insurance, and complete the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

   Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the exchange agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the exchange offer if the holder does not provide its taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to us and the exchange agent.

   Guaranteed Delivery Procedures. If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed on the back cover hereof on or prior to the expiration date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the original notes are registered and, if possible, the certificate numbers of the original notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the original notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless original notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal.

   A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed letter of transmittal accompanied by the original notes (or a timely Book-Entry Confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely Book-Entry Confirmation).

   All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding.

  Terms and Conditions of the Letter of Transmittal

   The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

   The party tendering original notes for exchange, referred to herein as the Transferor, exchanges, assigns and transfers the original notes to us and irrevocably constitutes and appoints the exchange agent as the Transferor's agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of such tendered original notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The Transferor further agrees that acceptance of any tendered original notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement and that we shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

   By tendering original notes, the Transferor certifies (a) that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, that it is not a broker-dealer that owns original notes acquired directly from us or an affiliate of ours, that it is acquiring the exchange notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such exchange notes or (b) that it is an "affiliate" (as so defined) of ours or of the initial purchaser in the offering of the original notes, and that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it.

  Withdrawal Rights

   Original notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered original notes to be withdrawn, the certificate numbers of original notes to be withdrawn, the principal amount of original notes to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such original notes exchanged, and the name of the registered holder of such original notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn. The exchange agent will return the properly withdrawn original notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

  Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

   Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered original notes when, as and if we have given written notice thereof to the exchange agent.

   The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

  Conditions to the Exchange Offer

   Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to issue exchange notes in respect of any properly tendered original notes not previously accepted and may terminate the exchange offer (by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service) or, at its option, modify or otherwise amend the exchange offer, if
(a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, (ii) assessing or seeking any damages as a result thereof, or (iii) resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes pursuant to the exchange offer; (b) any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment might directly or indirectly result in any of the consequences referred to in clauses (a)(i) or (ii) above or, in our sole judgment, might result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretations of the Commission referred to herein, or would otherwise make it inadvisable to proceed with the exchange offer; or (c) a material adverse change shall have occurred in our business, condition (financial or otherwise), operations, or prospects.

   The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

   Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties. In addition, we will not accept for exchange any original notes tendered and no exchange notes will be issued in exchange for any such original notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or qualification of the indenture under the Trust Indenture Act of 1939.

  Exchange Agent

   Wells Fargo Bank Minnesota, NA has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the back cover page of this prospectus. Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

  Solicitation of Tenders; Expenses

   We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $500,000.

   No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein. The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

  Appraisal Rights

   You will not have dissenters' rights or appraisal rights in connection with the exchange offer.

  Federal Income Tax Consequences

   The exchange of original notes for exchange notes by holders should not be a taxable exchange for federal income tax purposes, and holders should not recognize any taxable gain or loss or any interest income as a result of such exchange. See "Certain Federal Income Tax Considerations."

  Other

   Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

   As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the original notes and the registration rights agreement. Holders of the original notes who do not tender their original notes in the exchange offer will continue to hold such original notes and will be entitled to all the rights, and limitations applicable thereto, under the indenture, except for any such rights under the registration rights agreement which by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See "Description of Notes." All untendered original notes will continue to be subject to the restriction on transfer set forth in the indenture. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See "Risk Factors--The market for original notes may be significantly more limited after the exchange offer and you may not be able to sell your original notes after the exchange offer."

   We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any original notes which are not tendered in the exchange offer.

                                CAPITALIZATION

   The following table sets forth our short-term debt and capitalization as of March 31, 2002 and as adjusted to give effect to the initial offering of the original notes and the application of the proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and notes thereto included herein and other financial information incorporated herein by reference and otherwise included herein.

                                                                                        March 31, 2002
                                                                                  -------------------------
                                                                                    Actual    As Adjusted(1)
                                                                                  ----------  --------------
                                                                                    (dollars in thousands)
Current portion of debt.......................................................... $    1,001    $    1,001
                                                                                  ----------    ----------
Long-term debt, net of current portion:
   Senior credit facility(2)..................................................... $       --    $       --
   9 1/4% first mortgage notes due 2006..........................................    103,970       103,970
   Mortgages and other notes payable.............................................     15,739        15,739
   9 3/4% senior subordinated notes due 2007.....................................    190,000            --
   8 3/8% senior subordinated notes due 2012.....................................         --       200,000
                                                                                  ----------    ----------
       Total long-term debt, net of current portion.............................. $  309,709    $  319,709
                                                                                  ----------    ----------
       Total debt................................................................ $  310,710    $  320,710
                                                                                  ==========    ==========
Stockholders' equity:
   Preferred stock, par value $.10 per share; 20,000,000 shares authorized; none
     issued...................................................................... $       --    $       --
   Common stock, par value $.01 per share; 75,000,000 shares authorized;
     56,384,401 shares issued and outstanding....................................        564           564
   Capital in excess of par value................................................    526,771       526,771
   Retained earnings.............................................................    297,934       295,748
   Accumulated other comprehensive loss, net of taxes............................         --            --
   Treasury stock, at cost (11,507,078 shares)...................................   (114,847)     (114,847)
       Total stockholders' equity................................................    710,422       708,236
                                                                                  ----------    ----------
       Total capitalization...................................................... $1,021,132    $1,028,946
                                                                                  ==========    ==========

--------
(1) As adjusted to reflect the initial offering of the original notes and the application of the net proceeds therefrom as described in "Use of Proceeds" and the redemption of the outstanding 9 3/4% notes which we did not purchase pursuant to the tender offer.
(2) Our senior credit facility provides for availability of funds up to the lesser of $125.0 million and a borrowing base determined under the agreement. As of March 31, 2002, we had no outstanding borrowings under our senior credit facility and had additional borrowing availability of approximately $85.4 million, subject to achieving certain covenant ratios.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The table below presents selected consolidated financial data derived from our historical financial statements for the five years ended December 31, 2001 and for the three months ended March 31, 2002 and 2001. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and notes thereto included herein and other financial information which is incorporated herein by reference and otherwise included herein.

                                           As of and for the
                                          Three Months Ended
                                               March 31,                As of and for the Year Ended December 31,
                                         --------------------- ----------------------------------------------------------
                                            2002       2001       2001        2000        1999        1998        1997
                                         ---------- ---------- ----------  ----------  ----------  ----------  ----------
                                              (unaudited)                               (audited)
                                                                      (dollars in thousands)
Statement of Operations Data:
Total revenues.......................... $   98,124 $  129,660 $  477,111  $  548,121  $  542,136  $  458,858  $  330,253
Income from continuing operations
 before the items listed below..........        368      9,430     39,492      61,778      39,197      52,951      25,126
Discontinued operations (net of income
 taxes)(c)..............................        406        176        777       1,036       1,000         896         805
Extraordinary items losses on discharge
 of indebtedness (net of income
 taxes).................................         --         --        (76)       (314)         --          --          --
Cumulative effect of a change in
 accounting principle (net of income
 taxes)(a)..............................         --         --         --          --      (5,315)         --          --
Net income..............................        774      9,606     40,193      62,500      34,882      53,847      25,931
Pro-forma effect of change in accounting
 principle (net of income taxes)(b).....         --         --         --          --          --      (3,788)       (255)
Pro-forma net income after taxes(b)..... $      774 $    9,606 $   40,193  $   62,500  $   34,882  $   50,059  $   25,676
Net Income Per Common Share:
   Basic................................ $     0.02 $     0.21 $      .90  $     1.37  $      .68  $     1.04  $      .56
   Diluted.............................. $     0.02 $     0.21 $      .88  $     1.34  $      .67  $     1.00  $      .54
Pro-Forma Net Income Per Common
 Share(b):
   Basic................................         --         --         --          --          --  $      .97  $      .55
   Diluted..............................         --         --         --          --          --  $      .94  $      .53
Balance Sheet Data:
   Total assets......................... $1,145,298 $1,167,539 $1,156,770  $1,165,872  $1,328,779  $1,408,398  $1,196,666
   Long-term debt, net of current
    portion.............................    309,709    343,052    309,736     340,987     543,485     582,031     554,500
   Stockholders' equity.................    710,422    679,558    707,941     668,100     632,000     641,045     524,413

--------
(a) Cumulative effect of a change in accounting principle of $5.3 million (net of income taxes) in 1999, relates to the adoption by us of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP
    98-5"). We adopted SOP 98-5 on January 1, 1999, and were required to write-off any unamortized pre-opening costs that remained on the balance sheet.
(b) Pro-forma amounts reflect the effect on net income and earnings per share had we written off pre- opening costs pursuant to SOP-98-5 in 1997 and 1998.

(c) The operating results of the full service hotel and the Wellesley Inn that were sold in January 2002 have been presented as discontinued operations for all years presented.

   Unaudited selected consolidated quarterly financial data for the three months ended March 31, 2002 and for the years ending December 31, 2001 and 2000 follow (in thousands, except per share amounts):

                                               March 31, March 31, June 30,  September 30, December 31,
Three Months Ended                               2002      2001      2001        2001          2001
------------------                             --------- --------- --------  ------------- ------------
Total revenue.................................  $98,124  $129,660  $131,784    $116,922      $ 98,746
Operating income..............................    7,872    23,665    26,272      15,679         7,725
Income before discontinued operations, net of
  income taxes and extraordinary items, net of
  income taxes................................      368     9,430    20,428       5,045         4,587
Discontinued operations (net of income taxes).      406       176       304          90           209
Extraordinary items (net of income taxes).....       --        --      (110)         34            --
Net income....................................      774     9,606    20,622       5,169         4,796
Earnings per common share:
Basic:
Income before discontinued operations, net of
  income taxes and extraordinary items, net of
  income taxes................................  $  0.02  $   0.21  $   0.45    $   0.12      $   0.11
Discontinued operations (net of income taxes).       --        --      0.01          --            --
Extraordinary items (net of income taxes).....       --        --        --          --            --
Earnings per share............................  $  0.02  $   0.21  $   0.46    $   0.12      $   0.11
Diluted:
Income before discontinued operations, net of
  income taxes and extraordinary items, net of
  income taxes................................  $  0.02  $   0.21  $   0.44    $   0.11      $   0.10
Discontinued operations (net of income taxes).       --        --      0.01          --            --
Extraordinary items (net of income taxes).....       --        --        --          --            --
Earnings per share............................  $  0.02  $   0.21  $   0.45    $   0.11      $   0.10

                                                         March 31, June 30,  September 30, December 31,
Three Months Ended                                         2000      2000        2000          2000
------------------                                       --------- --------  ------------- ------------
Total revenue.................................           $135,655  $138,036    $143,446      $130,985
Operating income..............................             29,541    36,363      32,972        27,887
Income before discontinued operations, net of
  income taxes and extraordinary items, net of
  income taxes................................             10,616    24,160      15,267        11,735
Discontinued operations (net of income taxes).                141       237         385           273
Extraordinary items (net of income taxes).....               (302)       --          --           (12)
Net income....................................             10,455    24,397      15,652        11,996
Earnings per common share:
Basic:
Income before discontinued operations, net of
  income taxes and extraordinary items, net of
  income taxes................................           $   0.22  $   0.53    $   0.34      $   0.24
Discontinued operations (net of income taxes).                 --       .01         .01           .01
Extraordinary items (net of income taxes).....                 --        --          --            --
Earnings per share............................           $   0.22  $   0.54    $   0.35      $   0.27
Diluted:
Income before discontinued operations, net of
  income taxes and extraordinary items, net of
  income taxes................................           $   0.22  $   0.52    $   0.33      $   0.25
Discontinued operations (net of income taxes).                 --       .01         .01           .01
Extraordinary items (net of income taxes).....                 --        --          --            --
Earnings per share............................           $   0.22  $   0.53    $   0.34      $   0.26

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

General

   We are an owner, manager and franchisor of hotels. As of March 31, 2002, our portfolio consists of 234 hotels in operation containing 29,706 rooms located in 33 states. We control two hotel brands--AmeriSuites(R) and Wellesley Inns & Suites(R)--and operate a portfolio of upscale, full-service hotels under franchise agreements with national hotel chains. We own and operate 129 hotels, the Owned Hotels, operate 28 hotels under lease agreements primarily with real estate investment trusts, the Leased Hotels, manage 40 hotels for third parties, the Managed Hotels, and franchise 37 hotels which we do not operate, the Franchised Hotels. Our portfolio is comprised of 141 AmeriSuites hotels, 73 Wellesley Inns & Suites hotels and 20 non-proprietary brand hotels.

   Our strategy is to develop our proprietary AmeriSuites and Wellesley Inns & Suites brands. Through the development of our proprietary brands, we are in the process of transforming ourself from an owner/operator into a franchisor and manager and have positioned ourself to generate additional revenues with minimal capital investment. Our strategy is also focused on growing the operating profits of our portfolio. With nearly 200 hotels in operation, we believe we possess the hotel management expertise to maximize the profitability and value of our hotel assets.

   Our operating results for 2001 and for the first quarter of 2002 were impacted by the weakness in the economy which had a significant negative impact on business travel. As a result, for the year ended December 31, 2001 and for the first quarter of 2002, revenues from comparable Owned and Leased hotels declined by 7.9% and 13.3%, respectively, and gross operating profits on these hotels declined by 15.7% and 21.9%, respectively. Overall, for the year ended December 31, 2001 and for the first quarter of 2002, revenue declined by 13.0% and 24.3%, respectively, and EBITDA decreased by 33.5% and 45.8%, respectively, due to the results of the comparable Owned and Leased hotels and the effect of asset sales and lease terminations.

  Results of operations for the three months ended March 31, 2002 compared to the three months ended March 31, 2001.

   Hotel revenues consist of lodging revenues (which consist primarily of room, telephone and vending revenues) and food and beverage revenues. Hotel revenues decreased by $30.3 million, or 24.2%, for the three months ended March 31, 2002 compared to the same period in 2001, primarily due to a 13.3% decline in revenues from comparable hotels and the impact of asset sales and lease terminations in 2001.

   We operate three product types: our proprietary AmeriSuites which are upscale all-suites hotels; our proprietary Wellesley Inns & Suites which are mid-price limited service hotels and our non-proprietary brand hotels which are primarily upscale full-service hotels.

   The following table illustrates the revenue per available room, or REVPAR, change for the quarter, by segment for all owned, leased and managed hotels where we have a significant financial interest which were operated for comparable three-month periods in 2002 and 2001.

                                               Three Months ended March 31,
                                               ----------------------------
                                                 2002       2001   % Change
                                               -------    -------  --------
      AmeriSuites
      Occupancy...............................    60.8%      60.9%
      ADR..................................... $ 73.63    $ 83.24
      REVPAR.................................. $ 44.78    $ 50.70   (11.7)%

      Wellesley Inns & Suites
      Occupancy...............................    57.8%      61.3%
      ADR..................................... $ 61.83    $ 68.90
      REVPAR.................................. $ 35.72    $ 42.26   (15.5)%

      Non-Proprietary Brands
      Occupancy...............................    54.8%      60.7%
      ADR..................................... $103.32    $112.58
      REVPAR.................................. $ 56.65    $ 68.95   (17.8)%

      Total
      Occupancy...............................    59.5%      61.1%
      ADR..................................... $ 73.14    $ 82.15
      REVPAR.................................. $ 43.54    $ 50.19   (13.3)%

   The REVPAR at comparable hotels was impacted in this three-month period by the slowdown in the economy which has affected business travel. The decline was primarily driven by a decrease in average daily rate, or ADR, of 11.0%. Key markets which contributed to the decline were Atlanta, Chicago, Dallas, Northern New Jersey and South Florida.

   Management, franchise and other fees consist primarily of base and incentive fees earned under management agreements, royalties earned under franchise agreements and sales commissions earned by the Company's national sales group. Management, franchise and other fees decreased by $0.9 million, or 25.2%, for the three months ended March 31, 2002 compared to the same period in 2001. The decrease was due to a decline in the number of managed hotels partially offset by franchise royalty fees derived from hotels sold to franchisees and new hotel openings.

   Rental and other revenues consist of rental income, interest on mortgages and notes receivable and other miscellaneous operating income. Rental and other revenues decreased by $0.3 million, or 31.9%, for the three months ended March 31, 2002 compared to the same period in 2001 due to the retirement of a note receivable.

   Hotel operating expenses consist of all direct costs related to the operation of our properties (lodging, food and beverage, administration, selling and advertising, utilities and repairs and maintenance). Hotel operating expenses decreased by $13.8 million, or 20.9%, for the three months ended March 31, 2002 compared to the same period in 2001 due to the decline in revenues. For the comparable three-month periods, hotel operating expenses, as a percentage of hotel revenues, increased from 52.9% in 2001 to 55.2% in 2002 due to the decline in ADR.

   Rent and other occupancy expenses consist primarily of rent expense, property insurance and real estate and other taxes. Rent and other occupancy expenses decreased by $1.9 million, or 8.1%, for the three months ended March 31, 2002 as compared to the same period in 2001, primarily due to the termination of eight hotel leases with MeriStar Hospitality in 2001.

   General and administrative expenses consist primarily of centralized management expenses associated with operating the hotels, corporate expenses and national brand advertising expenses. General and administrative expenses decreased by $0.8 million, or 10.5%, for the three months ended March 31, 2002 compared to the same period in 2001, due primarily to the timing of brand advertising expenditures.

   Depreciation and amortization expense increased by $0.7 million, or 7.8%, for the three months ended March 31, 2002 compared to the same period in 2001. This increase was due to depreciation associated with maintenance capital additions in 2001 partially offset by the impact of asset sales in 2001.

   Investment income decreased by $0.1 million, or 15.8%, for the three months ended March 31, 2002 compared to the same period in 2001 primarily due to lower interest rates in 2002.

   Interest expense decreased by $1.2 million, or 13.0%, for the three months ended March 31, 2002 compared to the same period in 2001 primarily due to the retirement of debt resulting from asset sales and operating cash flow.

  Results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000.

   Hotel revenues for the year ended December 31, 2001 decreased by $66.9 million, or 12.7%, from $528.3 million in 2000 to $461.4 million in 2001. The decrease was due primarily to a 7.9% decline in revenues from comparable Owned and Leased hotels, and the impact of asset sales and lease terminations.

   The following table illustrates the REVPAR change by segment in 2001 for the Owned and Leased hotels, which were operated for comparable periods in 2001 and 2000.

                                         Year Ended
                                        December 31,
                                      ----------------
                                        2001     2000    % Change
                                      -------  -------  ----------
              AmeriSuites
              Occupancy..............    64.3%    68.3% (4.0) pts.
              ADR.................... $ 78.42  $ 80.20      (2.2)%
              REVPAR................. $ 50.42  $ 54.78      (7.9)%
              Wellesley Inns & Suites
              Occupancy..............    60.6%    63.6% (3.0) pts.
              ADR.................... $ 60.11  $ 60.29      (0.3)%
              REVPAR................. $ 36.44  $ 38.35      (5.0)%
              Non-Proprietary Brands
              Occupancy..............    66.6%    73.4% (6.8) pts.
              ADR.................... $110.91  $112.90      (1.8)%
              REVPAR................. $ 73.87  $ 82.87     (10.9)%
              Total
              Occupancy..............    63.3%    67.4% (4.1) pts.
              ADR.................... $ 76.79  $ 78.32      (2.0)%
              REVPAR................. $ 48.61  $ 52.79      (7.9)%

   The REVPAR decreases reflect the weak economy compounded by the effects of the September 11/th/ terrorist attacks. The decline was comprised of a decrease in occupancy of 4.1 percentage points and a decrease in ADR of 2.0%.

   Management, franchise and other fees decreased by $2.5 million, or 16.1%, from $15.5 million in 2000 to $13.0 million in 2001. The decrease was primarily due to decreased base and incentive management fees associated with the Managed Hotels and partially offset by an increase in franchise royalty fees derived from hotels sold to franchisees and new hotel openings.

   Rental and other consists of rental income, interest on mortgages and notes receivable and other miscellaneous operating income. Rental and other decreased by $1.6 million from $4.3 million in 2000 to $2.7 million in 2001. This decrease is primarily due to the settlement of various cash flow mortgages and notes receivable in 2000.

   Hotel operating expenses decreased by $19.5 million during 2001 to $249.2 million as a result of the decrease in hotel revenue. Hotel operating expenses, as a percentage of hotel revenues, increased from 50.9% in 2000 to 54.0% in 2001 due to the decline in revenues at our hotels.

   Rent and other occupancy expenses increased by $4.1 million, or 5.0%, from $83.5 million in 2000 to $87.6 million in 2001 due primarily to the impact of operating 27 leased properties for a full year in 2001 compared to six months in 2000.

   General and administrative expenses increased by $344,000, or 1.2%, from $28.4 million in 2000 to $28.8 million in 2001, due primarily to increased brand advertising, which rose from $6.3 million in 2000 to $7.3 million in 2001 partially offset by decreases due to cost containment programs. As a percentage of total revenues, general and administrative expenses increased from 5.1% in 2000 to 5.9% in 2001.

   Depreciation and amortization expense decreased by $2.6 million, or 6.4%, from $40.7 million in 2000 to $38.1 million in 2001. This decrease was primarily due to the disposal of five hotel properties during 2001 and the full year effect of the properties sold in 2000.

   Investment income increased by $308,000, or 15.9%, from $1.9 million in 2000 to $2.2 million in 2001 primarily due to higher cash balances and interest earned on security deposits on the leased hotels acquired from Sholodge in July 2000.

   Interest expense decreased by $7.7 million, or 18.6%, from $41.3 million in 2000 to $33.6 million in 2001, primarily due to the paydowns of debt resulting from asset sales and operating cash flows. We capitalized $1.6 million and $2.3 million of interest in 2001 and 2000, respectively. Excluding the impact of capitalized interest and the amortization of deferred loan fees, cash interest expense declined by $10.7 million, or 24.9%, from $43.0 million in 2000 to $32.3 million in 2001.

   Other income consists of property transactions and other items, which are not part of our recurring operations. Other income in 2001 consisted of net gains related to the disposition of properties and recognition of the remaining unamortized portion of the deferred gain related to the termination of the MeriStar hotel leases totaling $36.2 million, partially offset by losses of $4.2 million on the sale of marketable securities and valuation adjustments relating primarily to vacant land parcels of $6.7 million. Other income in 2000 consisted of net gains on disposition of property of $13.9 million.

  Results of Operations for the year ended December 31, 2000 compared to the year ended December 31, 1999.

   Hotel revenues for the year ended December 31, 2000 increased by $6.1 million, or 1.2%, from $522.2 million in 1999 to $528.3 million in 2000. The increase was due primarily to incremental revenues of $49.7 million from new and converted hotels added during 1999 and 2000. The new hotels consist primarily of the leasehold interests on 27 Sumner Suites hotels acquired from Sholodge in July 2000 and subsequently converted to AmeriSuites in November 2000. In addition, we realized growth in revenues at comparable Owned and Leased Hotels of $11.6 million. These increases were offset by a decrease in revenues of $55.6 million related to properties sold during the year.

   The following table illustrates the REVPAR growth by segment in 2000 for the Owned hotels, which were operated for comparable periods in 2000 and 1999.

                                            Year Ended
                                           December 31,
                                         ----------------
                                           2000     1999   % Change
                                         -------  -------  --------
            AmeriSuites
            Occupancy...................    67.7%    65.3% 2.4 pts.
            ADR......................... $ 81.61  $ 81.78     (.2)%
            REVPAR...................... $ 55.27  $ 53.40      3.5%

            Wellesley Inns & Suites
            Occupancy...................    66.5%    63.6% 2.9 pts.
            ADR......................... $ 60.77  $ 60.16      1.0%
            REVPAR...................... $ 40.44  $ 38.27      5.7%

            Non-Proprietary Brands
            Occupancy...................    72.9%    71.4% 1.5 pts.
            ADR......................... $111.83  $106.68      4.8%
            REVPAR...................... $ 81.55  $ 76.12      7.1%

            Total
            Occupancy...................    68.2%    65.7% 2.5 pts.
            ADR......................... $ 82.06  $ 81.21      1.0%
            REVPAR...................... $ 55.99  $ 53.36      4.9%

   The REVPAR increases reflect the results of continued favorable industry trends in the full-service segment, which is concentrated in the Northeast, and growing recognition of AmeriSuites as a leading brand in the fast-growing all-suites segment. The limited-service segment also reflected strong growth over the prior year due primarily to 38 properties converted from HomeGates to Wellesley Inns & Suites in the fourth quarter of 1999. The improvements in REVPAR at comparable Owned Hotels were generated by increases in ADR, which rose by 1.0%, and an increase in occupancy, which rose by 2.5pts or 3.8%.

   Management, franchise and other fees increased by $1.9 million, or 13.9%, from $13.6 million in 1999 to $15.5 million in 2000. The increase was primarily due to increased base and incentive management fees associated with the Managed Hotels and franchise royalty fees derived from hotels sold to franchisees and new hotel openings.

   Rental and other decreased by $2.0 million from $6.3 million in 1999 to $4.3 million in 2000. This decrease is primarily due to the settlement of various cash flow mortgages and notes receivable in 1999 and 2000.

   Hotel operating expenses increased slightly from $268.4 million to $268.7 million. Hotel operating expenses, as a percentage of hotel revenues, decreased slightly from 51.4% in 1999 to 50.9% in 2000 due to the strong REVPAR increases at the hotels.

   Rent and other occupancy expenses increased by $13.3 million, or 18.9%, from $70.2 million in 1999 to $83.5 million in 2000, primarily due to the addition of the 27 leased hotels acquired from Sholodge in July 2000.

   General and administrative expenses decreased by $770,000, or 2.6%, from $29.2 million in 1999 to $28.4 million in 2000. As a percentage of total revenues, general and administrative expenses decreased slightly from 5.3% in 1999 to 5.1% in 2000.

   Depreciation and amortization expense decreased by $4.0 million, or 9.0%, from $44.7 million in 1999 to $40.7 million in 2000. This decrease was primarily due to the disposal of 22 hotel properties during 2000.

   Valuation and other charges in 1999 consisted of a $7.1 million valuation allowance related to five HomeGate properties, a $22.0 million valuation allowance related to the Frenchman's Reef hotel and $1.4 million for severance charges related to a restructuring of our corporate and regional offices.

   Investment income increased by $323,000, or 20.0%, from $1.6 million in 1999 to $1.9 million in 2000 primarily due to higher cash balances during the year and interest earned on security deposits on the leased hotels acquired from Sholodge.

   Interest expense decreased by $2.3 million, or 5.3%, from $43.6 million in 1999 to $41.3 million in 2000, primarily due to the paydowns of debt resulting from asset sales and operating cash flows. We capitalized $2.3 million and $11.0 million of interest in 2000 and 1999, respectively. Excluding the impact of capitalized interest and the amortization of deferred loan fees, cash interest expense declined by $10.9 million, or 21.2%, from $51.5 million in 1999 to $40.6 million in 2000.

   Other income in 2000 consisted of $13.9 million of net gains related to the disposition of properties. Other income in 1999 consisted of a $4.0 million fee for the termination of a hotel sale agreement, net gains on disposition of property of $8.0 million and losses of $4.8 million on the sales of marketable securities.

   Cumulative effect of a change in accounting principle of $5.3 million (net of income taxes) in 1999, relates to our adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). We adopted SOP 98-5 on January 1, 1999 and were required to write-off any unamortized pre-opening costs that remained on the balance sheet.

Liquidity and Capital Resources

   At March 31, 2002, we had cash and cash equivalents of $36.6 million. In addition, at March 31, 2002, we had $85.4 million available to us under our senior credit facility subject to the achievement of certain covenant ratios.

   Our major sources of cash for the three months ended March 31, 2002 were cash flows from operations of $4.9 million and net proceeds from asset sales of $15.0 million. Our major uses of cash during the period were debt repayments of $9.3 million and capital expenditures of $3.5 million.

   Sources of Capital. We have undertaken a strategic initiative to diversify our operations. As part of this strategy, we have disposed of certain hotel real estate while retaining the franchise rights. We have used the proceeds primarily to reduce debt and fund brand growth. The combination of these asset sales and operating cash flow continues to strengthen our overall financial condition. At March 31, 2002, our debt to EBITDA ratio was 3.2 times and our debt to book capitalization was 30.4%

   During the quarter ended March 31, 2002, we sold a Radisson Hotel in Trevose, PA and a Wellesley Inn in Miami, FL for gross proceeds of $15.4 million. We retained the franchise rights to the Wellesley Inn under a 20-year franchise agreement.

   We have a senior revolving credit facility with borrowing capacity of $125 million, which bears interest at LIBOR plus 2.0%. In December 2001, we exercised our option and extended the maturity of the senior credit facility to December 2002. Borrowings under the senior credit facility are secured by first liens on certain of our hotels with recourse to us. Additional properties may be added subject to the approval of the lenders. Availability under the senior credit facility is subject to a borrowing base test and certain other covenants. During 2001, we borrowed and repaid $13.0 million and had no amounts outstanding at March 31, 2002, with further availability of $85.4 million under our borrowing base test.

   The senior credit facility contains covenants requiring us to maintain certain financial ratios and limitations on the incurrence of debt, liens, dividend payments, stock repurchases, certain investments, transactions with affiliates, asset sales, mergers and consolidations and any change of control. In October 1999, the senior credit facility was amended to allow an additional $100.0 million of share repurchases to be funded by 50% of the proceeds from asset sales. In April 2000, the senior credit facility was amended to allow for additional retirements of other debt owed by us.

   On May 14, 2002, our tender offer and consent solicitation for all of our $190,000,000 outstanding 9 3/4% senior subordinated notes due 2007 expired. Pursuant to the tender offer, we purchased $189,692,000 of the 9 3/4% notes. We used the net proceeds from the offering of the original notes, along with available cash, to fund the tender offer. In connection with the tender offer, we obtained noteholder consents to effect certain changes to the covenants contained in the indenture under which the 9 3/4% notes were issued. Tendering and consenting holders received tender consideration of $1,050.00 per $1,000 principal amount of such notes. This consideration included a consent payment of $30.00 per $1,000 principal amount of such notes. On June 14, 2002, we redeemed the remaining $308,000 of the 9 3/4% notes at 104.875% of par or $323,015 pursuant to the terms of the underlying indenture.

   On May 16, 2002, we entered into a commitment letter with CIBC World Markets Corp. and Canadian Imperial Bank of Commerce. Pursuant to this commitment letter we seek to establish a new senior revolving credit facility of approximately $125,000,000 with a syndicate of financial institutions. We intend to use available borrowings under this facility to refinance our senior credit facility and to redeem our first mortgage notes. The establishment of this facility is subject to, among other things, satisfactory completion of a due diligence investigation by the prospective lenders and their counsel and the negotiation and execution of definitive documents. There can be no assurance that we will be able to establish this facility.

   Uses of Capital. We utilized the proceeds from asset sales, along with our cash flow from operations, to reduce our debt balance during the year by $25.7 million to $320.0 million at December 31, 2001. This reduction of debt was primarily comprised of gross payments of $15.6 million of mortgage debt on assets sold, and the retirement of $10.0 million of our 9 3/4% senior subordinated notes due 2007. During the three months ended March 31, 2002, we retired $9.3 million of mortgage debt, which comprised substantially all of our debt maturities in 2002. We now have no significant maturities of debt until 2006.

   We also purchased approximately 376,200 shares of our common stock during 2001 for $3.6 million at an average cost of $9.86 per share. Our senior credit facility limits the purchase of these shares to 50% of the proceeds from asset sales not to exceed $100 million. As of March 31, 2002, we had repurchased $34.7 million of our shares under this covenant and have $65.3 million of availability based on the proceeds from asset sales.

   We intend to continue the growth of our brands primarily through franchising and, therefore, our corporate development will be limited. We spent $20.9 million during 2001 on new construction, opening one new AmeriSuites and converting two hotels to Wellesley Inns. During the three months ended March 31, 2002, we spent $2.8 million on new construction. We currently have one AmeriSuites hotel under construction and anticipate spending $5.0 million to complete this project in 2002. In addition, in 2001 we also spent $22.0 million ($0.7 million during the three months ended March 31, 2002) on maintenance capital at our Owned Hotels and corporate offices and expect to spend a similar amount in 2002. We plan to fund our corporate development and capital improvements with internally generated cash flow.

Significant Accounting Policies

   Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   We believe the following critical accounting policies affect more significant judgements and estimates used in the preparation of our consolidated financial statements.

   Revenue Recognition. Room revenue and other revenues are recognized when earned. Management and franchise fee revenues are recognized when all material services or conditions relating to the respective property or franchisee have been substantially performed or satisfied by us. Such revenues, when recognized, are included in management, franchise and other fees on the accompanying consolidated financial statements.

   Gains and losses resulting from sales of hotels are recorded in full when title is conveyed to the buyer and when various criteria are met relating to the buyer's financial commitment and any subsequent involvement by us with respect to the hotels being sold.

   Our sales of hotels are sometimes accompanied by a leaseback of the facilities under operating lease arrangements. Such sales are recognized when the above sales criteria are met and certain specific criteria are met relating to the lease terms. Related profit is deferred and is recognized as income over the remaining lease term.

   Insurance Programs. We use an incurred loss retrospective insurance plan for general and auto liability and workers' compensation. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence and aggregate cash outlay.

   We maintain a self-insurance program for major medical and hospitalization coverage for employees and dependents, which is partially funded by payroll deductions. Payments for major medical and hospitalization below specified aggregate annual amounts are self-insured by us. Claims for benefits in excess of these amounts are covered by insurance purchased by us.

   Provisions have been made in our consolidated financial statements which represent the expected future payments based on the estimated ultimate cost for incidents incurred through the balance sheet date and are included in other current liabilities.

   Long-Lived Assets. Property, equipment and leasehold improvements that we intend to continue to operate are stated at their fair market value as of July 31, 1992 plus the cost of acquisitions subsequent to that date less accumulated depreciation and amortization from August 1, 1992. Provision is made for depreciation and amortization using the straight-line method over the estimated useful lives of the assets.

   Construction in progress represents costs incurred in the development of hotels. Such costs include construction costs and capitalized interest.

   We review each of our assets held for use for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. We recognize impairment if the future undiscounted cash flows (before interest charges) are less than the carrying amount. Assets held for sale are recorded at the lower of carrying value or fair value less costs to sell.

Quantitative and Qualitative Disclosures About Market Risk

   We are currently not exposed to changes in interest rates as we have no floating rate debt arrangements. Therefore, a hypothetical 100 basis point adverse move (increase) in interest rates along the entire rate curve would not adversely affect our annual interest cost.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  Senior Credit Facility

   We established our senior credit facility in 1996 with a group of financial institutions providing for availability of funds up to the lesser of $100.0 million or a borrowing base determined under the agreement. In December 1997, our senior credit facility was amended and the availability of funds was increased to $200.0 million. Pursuant to the terms of the agreements, the aggregate amount of our senior credit facility was reduced to $175.0 million in December 2000 and was further reduced to $125.0 million in December 2001. Our senior credit facility is secured by first liens on certain of our hotels with recourse to the Company. Availability under our senior credit facility is subject to a borrowing base test and certain other covenants. Our senior credit facility bears interest at LIBOR plus 2.0%, which is paid monthly. Under its terms, our senior credit facility was to expire in December 2001 with a one-year renewal option. In December 2001, we exercised our option and our senior credit facility is now available through December 2002. Our senior credit facility contains covenants requiring us to maintain certain financial ratios and limitations on the incurrence of debt, liens, dividend payments, stock repurchases, certain investments, transactions with affiliates, asset sales, mergers and consolidations and any change of control. In October 1999, our senior credit facility was amended to allow an additional $100 million of share repurchases. The purchases of these additional shares are limited to 50% of the proceeds from asset sales. In April 2000, our senior credit facility was amended to allow for additional retirements of other debt owed by us.

   During 2001, we had gross borrowings and subsequent repayments of $13.0 million under our senior credit facility. As of March 31, 2002, we had no outstanding borrowings under our senior credit facility and had additional borrowing capacity of $85.4 million based on our borrowing base test, subject to our attaining certain covenant ratios.

  9 1/4% First Mortgage Notes due 2006

   In January 1996, we issued $120.0 million of 9 1/4% first mortgage notes due 2006. Under certain circumstances, we may issue up to an additional $80.0 million of first mortgage notes, although we have no present intention to do so. Interest on the first mortgage notes is payable semi-annually on January 15 and July 15. The first mortgage notes are secured by first liens on 17 of our hotels and related real and personal property with net book value of approximately $109.4 million. The first mortgage notes are redeemable, in whole or in part, at our option on or after January 15, 2001 at redemption prices (expressed as a percentage of the principal amount) declining annually over a three-year period from 104.625% to 100.000%, together with accrued and unpaid interest, if any, to the redemption date. If a Change of Control (as defined in the indenture with respect to the first mortgage notes) occurs, the holder of a first mortgage note will have the right to require us to repurchase all outstanding first mortgage notes, in whole or in part, owned by such holder at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. The first mortgage notes rank pari passu in right of payment to all of our existing and future senior indebtedness and rank senior in right of payment to all of our subordinated indebtedness. The first mortgage notes are not guaranteed by any of our subsidiaries. The indenture governing the first mortgage notes contains certain covenants, including limitations on the incurrence of debt, dividend payments, certain investments, transactions with affiliates, asset sales and mergers and consolidations. As of March 31, 2002, we had repurchased and retired $16.0 million of the first mortgage notes.

  Other Secured Debt

   As of March 31, 2002, we had mortgage and other notes payable of approximately $16.7 million that are secured by mortgage notes receivable and hotel properties with a book value of approximately $34.1 million. Principal and interest on these mortgages and notes are generally paid monthly. At March 31, 2002, these notes bear interest at rates ranging from 6.70% to 8.63% per annum, with a weighted average interest rate of 8.25%, and mature from 2002 through 2009.

   On May 16, 2002, we entered into a commitment letter with CIBC World Markets Corp. and Canadian Imperial Bank of Commerce. Pursuant to this commitment letter we seek to establish a new senior revolving credit facility of approximately $125,000,000 with a syndicate of financial institutions. We intend to use available borrowings under this facility to refinance our senior credit facility and to redeem our first mortgage notes. The establishment of this facility is subject to, among other things, satisfactory completion of a due diligence investigation by the prospective lenders and their counsel and the negotiation and execution of definitive documents. There can be no assurance that we will be able to establish this facility.

                             DESCRIPTION OF NOTES

   You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Prime" refers only to Prime Hospitality Corp. and not to any of its Subsidiaries.

   Prime has issued the original notes and will issue the exchange notes under an indenture, dated April 29, 2002, among itself and Wells Fargo Bank Minnesota, NA, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

   The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under "--Additional Information." Certain defined terms used in this description but not defined below under "--Certain Definitions" have the meanings assigned to them in the indenture and the registration rights agreement.

   The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes

   The notes:

  .   are general unsecured obligations of Prime;

  . are subordinated in right of payment to all existing and future Senior Debt of Prime; and

  . are pari passu in right of payment with any future senior subordinated Indebtedness of Prime.

   Assuming we had completed this offering of notes and applied the net proceeds as described in "Use of Proceeds," as of March 31, 2002, Prime would have had total Senior Debt of approximately $130.0 million, and, in addition, Prime's Subsidiaries would have had approximately $13.5 million of Indebtedness. As indicated above and as discussed in detail below under the caption "--Subordination," payments on the notes will be subordinated to the payment in full in cash of Senior Debt. The indenture will permit the incurrence of additional Senior Debt.

   For purposes of the indenture, Prime's Subsidiaries are divided into two categories (i) Restricted Subsidiaries, which generally are subject to the restrictive covenants set forth in the indenture, and (ii) Unrestricted Subsidiaries, which generally are not. On the date of the indenture, none of Prime's Subsidiaries will be designated as an Unrestricted Subsidiary. None of Prime's Restricted Subsidiaries is presently required to guarantee the notes, although under certain future circumstances Prime may be required to cause one or more Restricted Subsidiaries to guarantee the notes on a subordinated basis. See "--Subsidiary Guarantees." Subsidiaries that are properly designated and maintained as Unrestricted Subsidiaries by Prime will not be required to guarantee the notes under any circumstances.

Principal, Maturity and Interest

   The indenture does not limit the maximum aggregate principal amount of notes that Prime may issue thereunder. Prime will issue exchange notes in an aggregate principal amount of up to $200.0 million in connection with this exchange offer. Prime may issue additional notes from time to time after this exchange offer. Any offering of additional notes is subject to the covenant described below under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Prime will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on May 1, 2012.

   Interest on the notes will accrue at the rate of 8 3/8% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. Prime will make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest on the exchange notes will accrue from the date of original issuance of the related original notes or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

   Principal of and premium, interest and Liquidated Damages, if any, on the original notes will be payable at the office or agency of Prime maintained for such purpose or, at the option of Prime, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments with respect to notes the holders of which have given wire transfer instructions to Prime will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. No Liquidated Damages will be paid by Prime on the exchange notes.

Paying Agent and Registrar for the Notes

   The trustee will initially act as paying agent and registrar. Prime may change the paying agent or registrar without prior notice to the holders of the notes, and Prime or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

   A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Prime is not required to transfer or exchange any note selected for redemption. Also, Prime is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

   As of the date of the indenture, no Subsidiary of Prime or business entity in which Prime owns an interest will be required to act as a Guarantor in respect of the notes. However, the indenture provides that if:

   (1) Prime or any Restricted Subsidiary shall transfer or cause to be transferred, in one or a series of related transactions, any assets (including cash or Cash Equivalents other than pursuant to clause (5) of the definition of Permitted Investments), businesses, divisions, real property or equipment having a book value or fair market value (as determined in good faith by the Board of Directors of Prime, whose determination shall be conclusive and evidenced by a resolution of such Board), in excess of $10.0 million to any Restricted Subsidiary that is not a Guarantor; or

   (2) if Prime or any of its Restricted Subsidiaries shall acquire or create after the date of the indenture another Restricted Subsidiary having total assets with a fair market value in excess of $10.0 million at the time of such acquisition or creation,

Prime will cause such Restricted Subsidiary to execute and deliver to the trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall guarantee, on an unsecured senior subordinated basis, all of the obligations of Prime with respect to the notes together with an opinion of counsel (which counsel may be an employee of Prime) to the effect that the supplemental indenture has been duly executed and delivered by such Restricted Subsidiary and is in compliance in all material respects with the terms of the indenture.

   The Indebtedness represented by any such Guarantee will be subordinated on the same basis to Senior Debt of the Guarantor as the notes are subordinated to Senior Debt of Prime.

   The indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another corporation, Person or entity, whether or not affiliated with such Guarantor (other than Prime or another Guarantor), unless:

   (1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee under the indenture;

   (2) immediately after giving effect to such transaction, no Default or Event of Default exists; and

   (3) such Guarantor, or any Person formed by or surviving any such consolidation or merger would be permitted by virtue of Prime's Fixed Charge Coverage Ratio to incur, immediately after giving effect to such transaction, at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio set forth in the covenant described above under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Certain Capital Stock."

   The indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor, which sale or other disposition is otherwise in compliance with the terms of the indenture, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor or the corporation acquiring the property will be automatically and unconditionally released and relieved of any obligations under its Subsidiary Guarantee. For purposes of a Guarantee with respect to the notes, each Guarantor's liability will be that amount from time to time equal to the aggregate liability of such Guarantor thereunder, but shall be limited to the least of:

   (1) the aggregate amount of the obligations of Prime under the notes and the indenture; or

   (2)  the amount, if any, which would not have:

      (A) rendered such Guarantor "insolvent" (as such term is defined in the Federal Bankruptcy Code and in the Debtor and Creditor Law of the State of New York); or

      (B) left it with unreasonably small capital at the time its Guarantee with respect to the notes was entered into, after giving effect to the incurrence of existing Indebtedness immediately prior to such time, provided that, it shall be a presumption in any lawsuit or other proceeding in which a Guarantor is a party that the amount guaranteed pursuant to the Guarantee with respect to the notes is the amount set forth in clause (1) above unless any creditor, or representative of creditors of such Guarantor, or debtor in possession or trustee in bankruptcy of the Guarantor, otherwise proves in such a lawsuit that the aggregate liability of the Guarantor is limited to the amount set forth in clause (2) above.

   The indenture provides that, in making any determination as to the solvency or sufficiency of capital of a Guarantor in accordance with the previous sentence, the right of such Guarantor to contribution from other Guarantors and any other rights such Guarantor may have, contractual or otherwise, shall be taken into account.

Subordination

   The payment of all Obligations on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash of all Obligations on Senior Debt, whether outstanding on the date of the indenture or thereafter incurred.

   Upon any payment or distribution of assets of Prime of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshalling of assets of Prime or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to Prime or its property, whether voluntary or involuntary, all Obligations due upon all Senior Debt shall first be paid in full in cash, or such payment shall be duly provided for to the satisfaction of the holders of Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations on the notes, or for the acquisition by Prime or any of its Subsidiaries of any of the notes for cash or property or otherwise, and, until all Obligations with respect to Senior Debt are paid in full in cash, any distribution to which the holders would be entitled shall be made to the holders of Senior Debt (except that holders of notes may receive Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

   If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Debt, no payment of any kind or character shall be made by or on behalf of Prime or any other Person on its behalf with respect to any Obligations on the notes or to acquire any of the notes for cash or property or otherwise (except that holders of notes may receive Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

   In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Debt, as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt, permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Debt gives written notice of the event of default to the trustee (a "Default Notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the trustee receives notice from the Representative for the respective issue of Designated Senior Debt terminating the Blockage Period (as defined below), during the 179 days after the delivery of such Default Notice (the "Blockage Period"), neither Prime nor any of its Subsidiaries shall:

   (1) make any payment of any kind or character with respect to any Obligations on the notes except that holders of notes may receive Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance;" or

   (2)  acquire any of the notes for cash or property or otherwise.

   Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 179 days from the date the payment on the notes was due and only one such Blockage Period may be commenced within any 365 consecutive days.

   No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for commencement of a second Blockage Period by the representative of such Designated Senior Debt whether or not within a period of 365 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

   By reason of such subordination, in the event of the insolvency of Prime, creditors of Prime who are not holders of Senior Debt, including the holders of the notes, may recover less ratably than holders of Senior Debt. See "Risk Factors--Your right to receive payments on these notes is junior to our existing indebtedness and possibly all of our future borrowings."

   None of Prime's Subsidiaries is presently required to guarantee the notes, although under certain future circumstances Prime may be required to cause one or more Restricted Subsidiaries to guarantee the notes on a subordinated basis. The Indebtedness represented by any such Guarantee will be subordinated on the same basis to Senior Debt of the Guarantor as the notes are subordinated to Senior Debt of Prime.

Optional Redemption

   At any time prior to May 1, 2005, Prime may redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.375% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more public offerings of its common equity (a "Public Equity Offering") provided that:

   (1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Prime and its Subsidiaries); and

   (2) the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

   Except pursuant to the preceding paragraph, the notes will not be redeemable at Prime's option prior to May 1, 2007.

   After May 1, 2007, Prime may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

         Year                                               Percentage
         ----                                               ----------
         2007..............................................  104.188%
         2008..............................................  102.792%
         2009..............................................  101.396%
         2010 and thereafter...............................  100.000%

Mandatory Redemption

   Prime is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

  Change of Control

   The indenture provides that upon the occurrence of a Change of Control, each holder will have the right to require that Prime purchase all or a portion of such holder's notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase.

   The indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control, Prime covenants to:

   (1) repay in full and terminate all commitments under Indebtedness under Credit Facilities and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under Credit Facilities and all other such Senior Debt and to repay the Indebtedness owed to each lender or holder of Senior Debt which has accepted such offer; or

   (2) obtain the requisite consents under Credit Facilities and all other Senior Debt to permit the repurchase of the notes as provided below.

   Prime shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase notes pursuant to the provisions described below and Prime's failure to comply with the covenant described in the immediately preceding sentence shall constitute an Event of Default described in clause (3) and not in clause (2) under "--Events of Default" below.

   Within 30 days following the date upon which the Change of Control occurred, Prime must send, by first class mail, a notice to each holder, with a copy to the trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the trustee or Paying Agent, if any, at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

   On the Change of Control Payment Date, Prime will, to the extent lawful:

   (1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

   (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

   (3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Prime.

   The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

   Prime will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   The provisions described above that require Prime to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Prime repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

   Prime will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Prime and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

   The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Prime. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Prime to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Prime to another Person or group may be uncertain.

   Prime will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the indenture, Prime shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the indenture by virtue thereof.

  Asset Sales

   The indenture provides that Prime will not, and will not permit any of its Restricted Subsidiaries to, conduct an Asset Sale, unless:

   (1) Prime (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee); and

   (2) at least 75% of the consideration therefor received by Prime or such Restricted Subsidiary is in the form of cash or Cash Equivalents provided, however, that the principal amount of the following shall be deemed to be cash for purposes of this provision:

      (a) any liabilities (as shown on Prime's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto), of Prime or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes or any Guarantee thereof) that are assumed or forgiven by the transferee of any such assets; and

      (b) any notes or other obligations received by Prime or any such Restricted Subsidiary from such transferee that are converted by Prime or such Restricted Subsidiary into cash within 90 days of the closing of such Asset Sale (to the extent of the cash received).

   Notwithstanding the foregoing, the restriction in clause (2) above will not apply with respect to mortgages or other notes receivable received by Prime or any Restricted Subsidiary from a transferee of any assets to the extent such mortgages or other notes receivable are Restricted Investments permitted to be made by Prime or such Restricted Subsidiary under the covenant entitled "Restricted Payments."

   Within 365 days of any Asset Sale, Prime or such Restricted Subsidiary may:

   (1) apply the Net Proceeds from such Asset Sale to prepay any Indebtedness that ranks by its terms senior to the notes (or any Guarantee thereof) and, in the case of any Indebtedness under a revolving Credit Facility, to effect a permanent reduction in the amount of Indebtedness that may be incurred pursuant to clause (2) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Certain Capital Stock," or

   (2) invest the Net Proceeds from such Asset Sale in property or assets used in a Hospitality-Related Business; provided that Prime or such Restricted Subsidiary will have complied with this clause (2) if, within 365 days of such Asset Sale, Prime or such Restricted Subsidiary shall have commenced and not completed or abandoned an investment in compliance with this clause (2) and shall have segregated such Net Proceeds from the general funds of Prime and its Subsidiaries for that purpose and such Investment is substantially completed within 180 days after the first anniversary of such Asset Sale.

   Pending the final application of any Net Proceeds, Prime may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

   Any Net Proceeds from an Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $25.0 million, Prime shall make an offer, to all holders of notes and other Indebtedness that ranks by its terms pari passu in right of payment with the notes and the terms of which contain substantially similar requirements with respect to the application of net proceeds from asset sales as are contained in the indenture (an "Asset Sale Offer") to purchase on a pro rata basis the maximum principal amount of notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the indenture. To the extent that the aggregate amount of notes and other such Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, Prime may use such deficiency for general corporate purposes. If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount of Excess Proceeds available for purchase thereof, the trustee shall select the notes to be purchased in the manner described under the caption "--Selection and Notice" below. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

   Prime will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with any offer to purchase the notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the indenture, Prime shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the indenture by virtue thereof.

   The agreements governing Prime's outstanding Senior Debt currently restricts Prime from purchasing any notes, and also provide that certain change of control or asset sale events with respect to Prime would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which Prime becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Prime is prohibited from purchasing notes, Prime could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Prime does not obtain such a consent or repay such borrowings, Prime will remain prohibited from purchasing notes. In such case, Prime's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

   If less than all of the notes are to be purchased or redeemed at any time, the trustee will select notes for redemption as follows:

   (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

   (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

   No notes of $1,000 or less can be redeemed in part, provided that if a partial redemption is made, selection of the notes or portions thereof for redemption shall be made by the trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of The Depository Trust Company), unless such method is otherwise prohibited.

   Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

   If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption as long as Prime has deposited with the trustee funds in satisfaction of the applicable redemption price pursuant to the indenture.

Certain Covenants

  Restricted Payments

   Prime will not, and will not permit any of its Subsidiaries to, directly or indirectly:

   (1) declare or pay any dividend or make any distribution on account of Prime's or any of its Restricted Subsidiaries' Equity Interests (other than:
(1) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Prime; or (2) dividends or distributions by a Restricted Subsidiary of Prime, provided that to the extent that a portion of such dividend or distribution is paid to a holder of Equity Interests of a Restricted Subsidiary other than Prime or a Restricted Subsidiary, such portion of such dividend or distribution is not greater than such holder's pro rata aggregate common equity interest in such Restricted Subsidiary);

   (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Prime or any Restricted Subsidiary or other Affiliate of Prime (other than (A) any Equity Interests owned by Prime or any Wholly Owned Restricted Subsidiary of Prime and (B) pursuant to transactions otherwise constituting Permitted Investments hereunder);

   (3) purchase, redeem or otherwise acquire or retire for value any Indebtedness of Prime or any Restricted Subsidiary that is subordinated or junior in right of payment, by its terms, to the notes or any Guarantee thereof prior to the scheduled final maturity or sinking fund payment dates for payment of principal and interest in accordance with the original documentation for such subordinated or junior Indebtedness; or

   (4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

   (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

   (2) Prime would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Certain Capital;" and

   (3) such Restricted Payment, together with the aggregate of all other Restricted Payments made by Prime and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4) and (5) of the next succeeding paragraph), is less than the sum, without duplication, of:

      (a) 50% of the Consolidated Net Income of Prime for the period (taken as one accounting period) from January 1, 1996 to the end of Prime's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit; plus

      (b) 100% of the aggregate net cash proceeds received by Prime from the issue or sale, in either case, since January 1, 1996, of either (A) Equity Interests of Prime or of (B) debt securities of Prime that have been converted or exchanged into such Equity Interests (other than Equity Interests (or convertible or exchangeable debt securities) sold to a Restricted Subsidiary of Prime and other than Disqualified Stock or debt securities that have been converted or exchanged into Disqualified Stock); plus

      (c) in case any Unrestricted Subsidiary has been redesignated a Restricted Subsidiary and becomes a Guarantor pursuant to the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into, Prime or a Restricted Subsidiary that is a Guarantor, and provided that no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the lesser of (A) the book value (determined in accordance with GAAP) at the date of such redesignation, combination or transfer of the aggregate Investments made by Prime and its

   Restricted Subsidiaries in such Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable) and (B) the fair market value of such Investment in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), in each case as determined in good faith by the Board of Directors of Prime, whose determination shall be conclusive and evidenced by a resolution of such Board and, in each case, after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or with the assets so transferred or conveyed; plus

      (d) 50% of any dividends or interest actually received in cash by Prime or a Restricted Subsidiary that is a Guarantor after the date of the indenture from (A) a Restricted Subsidiary the Net Income of which has been excluded from the computation of Consolidated Net Income, (B) an Unrestricted Subsidiary, (C) a Person that is not a Subsidiary or (D) a Person that is accounted for on the equity method; plus

      (e)  $25.0 million; minus

      (f) the aggregate amount of all Restricted Payments made by the Company and its Restricted Subsidiaries from and after January 1, 1996 and on or before the date of the indenture.

   To the extent that any Restricted Investment made since January 1, 1996 is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash after the date of the indenture, the lesser of (A) the cash return of capital with respect to such Restricted Investment less the cost of disposition, if any, and (B) the aggregate amount of the Investment made by Prime or a Restricted Subsidiary in such Restricted Investment shall not, following such sale, liquidation or repayment, be counted in the calculation of the aggregate amount of Restricted Payments made by Prime or its Restricted Subsidiaries for purposes of this clause (3).

   The preceding provisions will not prohibit:

   (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

   (2) the redemption, purchase, retirement or other acquisition of any Equity Interests of Prime in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of Prime) of other Equity Interests of Prime (other than any Disqualified Stock); provided that the amount of any proceeds that is utilized for such redemption, repurchase, retirement or other acquisition shall be excluded from clause
(3)(b) of the preceding paragraph;

   (3) the defeasance, redemption, repayment or purchase of Indebtedness of Prime or any Restricted Subsidiary that is subordinated or junior in right of payment, by its terms, to the notes or any Guarantee thereof in a Permitted Refinancing;

   (4) the defeasance, redemption, repayment or purchase of Indebtedness of Prime or any Restricted Subsidiary that is subordinated or junior in right of payment, by its terms, to the notes or any Guarantee thereof with the proceeds of a substantially concurrent sale (other than to a Subsidiary of Prime) of Equity Interests (other than Disqualified Stock) of Prime; provided that the amount of any proceeds that is utilized for such defeasance, redemption, repayment or purchase shall be excluded from clause (3)(b) of the preceding paragraph; or

   (5) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of Prime pursuant to any management equity subscription agreement or stock option agreement; provided, however, that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million per year, provided that, in the case of clauses (2) through (5) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

   In determining whether any Restricted Payment is permitted by the foregoing covenant, Prime may allocate or reallocate all or any portion of such Restricted Payment among the clauses (1) through (5) of the preceding paragraph or among such clauses and the first paragraph of this covenant including clauses (1), (2) and (3), provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

   The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors of Prime set forth in an officers' certificate delivered to the trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by Prime or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, Prime shall deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon Prime's latest available financial statements.

  Incurrence of Indebtedness and Issuance of Certain Capital Stock

   The indenture provides that Prime will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur" and correlatively, an "incurrence" of) any Indebtedness (including Acquired Debt), that Prime will not issue any shares of Disqualified Stock and that Prime will not permit any of its Restricted Subsidiaries to issue any Preferred Stock, provided, however, that Prime may incur Indebtedness or issue shares of Disqualified Stock and its Restricted Subsidiaries may issue Preferred Stock, if the Fixed Charge Coverage Ratio for Prime's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

   The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

   (1) the incurrence by Prime's Unrestricted Subsidiaries of Non-Recourse Indebtedness; provided, however, that if any such Indebtedness ceases to be Non-Recourse Indebtedness of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of Prime;

   (2) the incurrence by Prime or its Restricted Subsidiaries of Indebtedness pursuant to a Credit Facility in an aggregate principal amount not to exceed $150.0 million at any one time outstanding, plus up to an additional $50.0 million in aggregate principal amount of Indebtedness at any one time outstanding that may be incurred from time to time, pursuant to one or more Credit Facilities, minus the aggregate amount of all proceeds of all sales or other dispositions of assets that have been applied to permanently reduce the outstanding amount of such Indebtedness pursuant to clause (1) of the second paragraph of the covenant described under the caption "--Repurchase at the Option of Holders--Asset Sales;"

   (3) the incurrence by Prime and its Restricted Subsidiaries of Existing Indebtedness;

   (4) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or required by the terms of Credit Facilities to be outstanding;

   (5) the incurrence or the issuance by Prime of Refinancing Indebtedness or Refinancing Disqualified Stock of Prime or any Restricted Subsidiary or the incurrence or issuance by a Restricted Subsidiary of Refinancing Indebtedness or Refinancing Disqualified Stock of such Restricted Subsidiary, as the case may be; provided, however, that such Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, is a Permitted Refinancing;

   (6) the incurrence by Prime or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Prime and any of its Restricted Subsidiaries; provided, however, that (a) any subsequent issuance or

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transfer of Equity Interests that results in any such Indebtedness being held by a Person other than a Restricted Subsidiary and (b) any sale or other transfer of any such Indebtedness to a Person that is not either Prime or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Prime or such Restricted Subsidiary, as the case may be;

   (7) the incurrence of Indebtedness represented by the notes and any Guarantee thereof;

   (8) the incurrence by Prime or any of its Restricted Subsidiaries, in the ordinary course of business and consistent with past practice, of Indebtedness to secure performance bonds not to exceed $30.0 million at any one time outstanding; or

   (9) the incurrence by Prime or any of its Restricted Subsidiaries of Indebtedness (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $20.0 million; provided that the net proceeds of such Indebtedness are used to finance the renovation or refurbishment of properties owned by Prime or a Restricted Subsidiary which are employed in a Hospitality-Related Business.

   In the event any Restricted Subsidiary of Prime becomes a guarantor of Prime's first mortgage notes pursuant to the subsidiary guarantee provisions of the indenture with respect thereto as in effect on the date of the indenture, such Guarantee shall not be deemed a separate incurrence of the underlying Indebtedness represented by the first mortgage notes for purposes of this covenant.

   For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (9) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Prime will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (2) of the definition of Permitted Debt.

  Anti-Layering

   The indenture provides that (i) Prime will not incur, issue, assume or otherwise become liable for any Indebtedness that is senior in right of payment to the notes and subordinate in right of payment to any other Indebtedness of Prime and (ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is senior in right of payment to the Guarantee by such Guarantor of the notes and subordinate or junior in right of payment to any other Indebtedness of the Guarantor.

  Liens

   The indenture provides that Prime will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   The indenture provides that Prime will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

   (1) (i) pay dividends or make any other consensual distributions to Prime or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to Prime or any of its Restricted Subsidiaries;

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   (2)  make loans or advances or capital contributions to Prime or any of its
Restricted Subsidiaries; or

   (3) sell, lease or transfer any of its properties or assets to Prime or any of its Restricted Subsidiaries.

   However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

   (1)  Existing Indebtedness as in effect on the date of the indenture;

   (2)  the indenture and the notes;

   (3)  applicable law;

   (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Prime or any of its Restricted Subsidiaries or of any Person that becomes a Restricted Subsidiary as in effect at the time of such acquisition or such Person becoming a Restricted Subsidiary (except to the extent such Indebtedness was incurred in connection with or, if incurred within one year prior to such acquisition or such Person becoming a Restricted Subsidiary, in contemplation of such acquisition or such Person becoming a Restricted Subsidiary), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account (to the extent of such restriction) in determining whether such acquisition was permitted by the terms of the indenture;

   (5) any instrument governing Indebtedness or Capital Stock of a Person who becomes a Guarantor as in effect at the time of becoming a Guarantor (except to the extent such Indebtedness was incurred in connection with or, if incurred within one year prior to the time of becoming a Guarantor, in contemplation of such Guarantee), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person who became a Guarantor;

   (6) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

   (7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) of the first paragraph on the property so acquired;
   (8) permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

   (9) customary restrictions in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages;

   (10) any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

   (11) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "--Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

   (12) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; or

   (13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

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  Merger, Consolidation or Sale of Assets

   The indenture provides that Prime may not consolidate or merge with or into (whether or not Prime is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless:

   (1) Prime is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Prime) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

   (2) the Person formed by or surviving any such consolidation or merger (if other than Prime) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of Prime pursuant to a supplemental indenture under the notes and the indenture;

   (3) immediately after such transaction no Default or Event of Default exists; and

   (4) Prime or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made:

      (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Prime immediately preceding the transaction; and

      (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described under the caption "--Incurrence of Indebtedness and Issuance of Certain Capital Stock."

   Upon any such consolidation, merger, lease, conveyance or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which Prime is merged or to which such lease, conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Prime under the indenture with the same effect as if such successor had been named as Prime therein and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

  Designation of Restricted and Unrestricted Subsidiaries

   The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default or Event of Default. For purposes of making the determination as to whether such designation would cause a Default or Event of Default, all outstanding Investments by Prime and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described under the caption "--Restricted Payments." All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of
(x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation and
(z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

   Any such designation by the Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of Prime giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions.

  Transactions with Affiliates

   The indenture provides that Prime will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from,

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or enter into any contract, agreement, understanding, loan, advance or
Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

   (1) such Affiliate Transaction is on terms that are no less favorable to Prime or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Prime or such Restricted Subsidiary on an arm's length basis with an unrelated Person; and

   (2)  Prime delivers to the trustee:

      (a) with respect to any Affiliate Transaction involving aggregate payments in excess of $5.0 million, an officers' certificate certifying that such Affiliate Transaction complies with clause (1) above and such Affiliate Transaction is approved by a majority of the disinterested non-employee members of the Board of Directors;

      (b) with respect to any Affiliate Transaction involving aggregate payments in excess of $10.0 million (other than an Affiliate Transaction involving the acquisition or disposition of a hotel by Prime or a Restricted Subsidiary of Prime), an opinion as to the fairness to Prime or such Restricted Subsidiary from a financial point of view issued, at the option of Prime, by an investment banking firm of national standing or a real estate appraisal firm of recognized standing (a "Qualified Appraiser"); and

      (c) with respect to any Affiliate Transaction involving the acquisition or disposition of a hotel by Prime or a Restricted Subsidiary of Prime and
   (x) involving aggregate payments of less than $25.0 million, an appraisal by a Qualified Appraiser to the effect that the transaction is being undertaken at fair market value or (y) involving aggregate payments of $25.0 million or more, an opinion as to the fairness of the transaction to Prime or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing.

   The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

   (1) any employment, deferred compensation, stock option, noncompetition, consulting or similar agreement entered into by Prime or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Prime or such Restricted Subsidiary;

   (2)  transactions between or among Prime and/or its Restricted Subsidiaries;

   (3) the incurrence of fees in connection with the provision of hotel management services, provided that such fees are paid in the ordinary course of business and are consistent with past practice; and

   (4) Restricted Payments permitted by the provisions of the indenture described above under the covenant described under the caption "--Restricted Payments."

  Line of Business

   The indenture provides that for so long as any notes are outstanding, Prime will not, and will not permit any of its Restricted Subsidiaries to, engage in any business or activity other than a Hospitality-Related Business.

  Payments for Consent

   The indenture provides that neither Prime nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

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  Reports

   Whether or not required by the Securities and Exchange Commission, so long as any notes are outstanding, Prime will furnish to the holders of notes all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if Prime were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report by Prime's certified independent accountants.

   In addition, whether or not required by the rules and regulations of the Securities and Exchange Commission, Prime will submit a copy of all such information with the Securities and Exchange Commission for public availability (unless the Securities and Exchange Commission will not accept such a submission) and file such information with the trustee and make such information available to investors and securities analysts who request it in writing. In addition, for so long as the notes are outstanding, Prime will continue to provide to holders and to prospective purchasers of notes the information required by Rule 144(d)(4).

   If Prime has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Prime and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Prime.

Events of Default and Remedies

   Each of the following is an Event of Default:

   (1) default for 30 days in the payment when due of interest on the notes (whether or not such payment shall be prohibited by the subordination provisions of the indenture);

   (2) default in payment when due of the principal of or premium or Liquidated Damages, if any, on the notes at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or an Asset Sale Offer) (whether or not such payment shall be prohibited by the subordination provisions of the indenture);

   (3) failure by Prime or any Restricted Subsidiary to comply with the covenants described under the captions "--Repurchase at the Option of Holders--Change of Control" (other than a default provided for in clause (2) above), "--Repurchase at the Option of Holders--Asset Sales" (other than a default provided for in clause (2) above), "--Certain Covenants--Restricted Payments," "--Certain Covenants--Incurrence of Indebtedness and Issuance of Certain Capital Stock," "--Certain Covenants--Prohibition on Incurrence of Senior Subordinated Debt" and "--Certain Covenants--Merger, Consolidation or Sale of Assets," which failure continues for a period of 30 days after written notice shall have been given to Prime by the trustee or to Prime and the trustee from holders of at least 25% in principal amount of notes then outstanding;

   (4) failure by Prime or any Guarantor for 60 days in the performance of any other covenant, warranty or agreement in the indenture or the notes after written notice shall have been given to Prime by the trustee or to Prime and the trustee from holders of at least 25% in principal amount of the notes then outstanding;

   (5) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of Non-Recourse Indebtedness of Prime or any of its Restricted Subsidiaries with an aggregate principal amount in excess of the lesser of:

      (a) 10% of the total assets of Prime and its Restricted Subsidiaries measured as of the end of Prime's most recent fiscal quarter for which internal financial statements are available immediately prior to the date on which such default occurred, determined on a pro forma basis; and

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      (b)  $100.0 million, and such failure continues for a period of 10 days or more, or the acceleration of the final stated maturity of any such Non-Recourse Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 10 days of receipt by Prime or such Restricted Subsidiary of notice of any such acceleration);

   (6) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness (other than Non-Recourse Indebtedness) of Prime or any Restricted Subsidiary of Prime and such failure continues for a period of 10 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 10 days of receipt by Prime or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, in each case with respect to which the 10-day period described above has passed, aggregates $20.0 million or more at any time;

   (7) failure by Prime or any of its Restricted Subsidiaries to pay final judgments rendered against them (other than judgment liens without recourse to any assets or property of Prime or any of its Restricted Subsidiaries other than assets or property securing Non-Recourse Indebtedness) aggregating in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 90 days (other than any judgments as to which a reputable insurance company has accepted full liability);

   (8) except as permitted by the indenture, any Guarantee with respect to the notes shall be held in a judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor (or its successors or assigns), or any Person acting on behalf of such Guarantor (or its successors or assigns), shall deny or disaffirm its obligations or shall fail to comply with any obligations under its Guarantee; and

   (9) certain events of bankruptcy or insolvency with respect to Prime, any Guarantor or any of Prime's Subsidiaries that would constitute a Significant Subsidiary or any group of Prime's Subsidiaries that, taken together, would constitute a Significant Subsidiary.

   If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be, due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Prime, any of its Subsidiaries that would constitute a Significant Subsidiary or any group of its Subsidiaries that, taken together, would constitute a Significant Subsidiary or any Guarantor, all outstanding notes will become due and payable without further action or notice. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any acceleration with respect to the notes and its consequences. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

   The indenture provides that no holder of a note may pursue a remedy under the indenture unless: (i) the holder of a note gives to the trustee written notice of a continuing Event of Default or the trustee receives such notice from Prime; (ii) the holders of at least 25% in principal amount of the then outstanding notes make a written request to the trustee to pursue a remedy;
(iii) such holder of a note or holders of notes offer and, if requested, provide to the trustee indemnity satisfactory to the trustee against any loss, liability or expense; (iv) the trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and (v) during such 60-day period the holders of a majority in principal amount of the then outstanding notes do not give the trustee a direction inconsistent with the request; provided, however, that such provision does not affect the right of a holder of a note to sue for enforcement of any overdue payment thereon.


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   Prime is required to deliver to the trustee annually a statement regarding compliance with the indenture, including with respect to any Restricted Payments made during such year, the basis upon which the calculations required by the covenants described under the caption "--Certain Covenants--Restricted Payments" were computed (which calculations may be based on Prime's latest available financial statements) and Prime is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default. Prime will also be required to deliver to the trustee, forthwith upon any officer becoming aware of a Default or an Event of Default, an officers' certificate specifying such Default or Event of Default and what action Prime is taking or proposes to take with respect thereto.

No Personal Liability of Directors, Officers, Employees and Stockholders

   No director, officer, employee, incorporator or stockholder, past, present or future of Prime, any successor Person or any Guarantor, as such, shall have any liability for any obligations of Prime under the notes, any Guarantee thereof or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive or release liabilities under the federal securities laws and it is the view of the Securities and Exchange Commission that such a waiver or release is against public policy.

Legal Defeasance and Covenant Defeasance

   Prime may, at its option and at any time, elect to have all of its obligations and the obligations of any Guarantor discharged with respect to the outstanding notes ("Legal Defeasance") except for:

   (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, and Liquidated Damages, if any, and interest on such notes when such payments are due;

   (2) Prime's and any Guarantor's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

   (3) the rights, powers, trusts, duties and immunities of the trustee, and Prime's and any Guarantor's obligations in connection therewith; and

   (4)  the Legal Defeasance provisions of the indenture.

   In addition, Prime may, at its option and at any time, elect to have the obligations of Prime and any Guarantor released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

   In order to exercise either Legal Defeasance or Covenant Defeasance:

   (1) Prime must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, and premium, if any, or interest on the outstanding notes;

   (2) in the case of Legal Defeasance, Prime shall have delivered to the trustee an opinion of counsel (which counsel may be an employee of Prime or any Subsidiary of Prime) reasonably acceptable to the trustee confirming that (A) Prime has received from, or there has been published by, the Internal Revenue Service a

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ruling or (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

   (3) in the case of Covenant Defeasance, Prime shall have delivered to the trustee an opinion of counsel (which counsel may be an employee of Prime or any Subsidiary of Prime) reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

   (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds applied to such deposit);

   (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Prime or any of its Subsidiaries is a party or by which Prime or any of its Subsidiaries is bound;

   (6) Prime shall have delivered to the trustee an officers' certificate stating that the deposit was not made by Prime with the intent of preferring the holders of notes over the other creditors of Prime with the intent of defeating, hindering, delaying or defrauding creditors of Prime or others; and

   (7) Prime shall have delivered to the trustee an officers' certificate and an opinion of counsel (which counsel may be an employee of Prime), each stating, that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

   Except as provided in the next three succeeding paragraphs of this subsection, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

   Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder of notes):

   (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

   (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");

   (3) reduce the rate of or change the time for payment of interest on any note;

   (4) waive a Default or Event of Default in the payment of principal of, premium or Liquidated Damages, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

   (5)  make any note payable in money other than that stated in the notes;

   (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium or Liquidated Damages, if any, or interest on the notes;

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   (7)  waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders"); or

   (8)  make any change in the foregoing amendment and waiver provisions.

   The indenture provides that, without the consent of at least 75% in aggregate principal amount of notes outstanding, Prime will not amend, modify or alter the Convertible Note indenture in any way that will (i) increase the rate of or change the time for payment of interest on any Convertible Notes,
(ii) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Convertible Notes (iii) alter the redemption provision or the price or terms at which Prime is required to offer to purchase such Convertible Notes or (iv) amend the provisions of Article Twelve of the indenture governing the Convertible Notes which relate to subordination.

   In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affect the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

   Notwithstanding the preceding, without the consent of any holder of notes, Prime and the trustee may amend or supplement the indenture or the notes:

   (1)  to cure any ambiguity, defect or inconsistency;

   (2) to provide for uncertificated notes in addition to or in place of certificated notes;

   (3) to provide for the assumption of Prime's obligations to holders of notes in the case of a merger or consolidation or sale of assets;

   (4)  to release a Guarantor in accordance with the indenture;

   (5) to make any change that would provide any additional rights or benefits to the holders of notes (including providing for Guarantees with respect to the notes pursuant to the covenant described under the caption "--Subsidiary Guarantees") or that does not adversely affect the legal rights under the indenture of any such holder; or

   (6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

   The indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of notes) as to all outstanding notes when either:

   (1) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Prime and thereafter repaid to Prime or discharged from such trust) have been delivered to the trustee for cancellation; or

   (2) (a) all such notes not theretofore delivered to the trustee for cancellation have become due and payable by their terms or shall have been called for redemption and Prime has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust for such purpose an amount of money sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the trustee for cancellation or redemption, for the principal amount, premium and Liquidated Damages, if any, and accrued interest to the date of such deposit; (b) Prime has paid all other sums payable by it under the indenture; and (c) Prime has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be. In addition, Prime must deliver an officers' certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

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Concerning the Trustee

   If the trustee becomes a creditor of Prime or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

   The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

   The notes will be issued in the form of a single fully registered global note without coupons that will be deposited with The Depository Trust Company, New York, New York, referred to herein as DTC, and registered in the name of its nominee, Cede & Co. This means that we will not issue certificates to each owner of notes. One global note will be issued to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, the global note may not be transferred, except that DTC, its nominees, and their successors may transfer the global note as a whole to one another.

   DTC has provided us with the following information: DTC is (i) a limited-purpose trust company organized under the New York Banking Law, (ii) a banking organization within the meaning of the New York Banking Law, (iii) a member of the United States Federal Reserve System, (iv) a clearing corporation within the meaning of the New York Uniform Commercial Code and (v) a clearing agency registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to herein as Direct Participants, deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its Direct Participants are on file with the Securities and Exchange Commission.

   DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   We expect that, pursuant to procedures established by DTC, ownership of beneficial interests in the notes evidenced by the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Direct Participants) and records of Direct Participants (with respect to beneficial interests of persons who hold through Direct Participants). Neither we nor the Trustees will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Direct Participants relating to beneficial ownership interests in the notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair your ability to own, pledge or transfer beneficial interests in the global note.

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   So long as DTC or its nominee is the registered owner of the global note,
DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as described below, as an owner of a beneficial interest in notes evidenced by the global note you will not be entitled to have any of the individual notes represented by such global note registered in your name, you will not receive or be entitled to receive physical delivery of any such notes in definitive form and you will not be considered the owner or holder thereof under the indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, you must rely on the procedures of DTC and, if you are not a Direct Participant, on the procedures of the Direct Participant through which you own your interest, to exercise any rights of a holder under the indenture. We understand that, under existing industry practice, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the Direct Participants holding the relevant beneficial interest to give or take such action, and such Direct Participants would authorize beneficial owners through such Direct Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

   Payments of principal of, any premium, if any, and any interest or additional amount on, individual notes represented by a global note registered in the name of the holder of the global note or its nominee will be made by the Trustee to or at the direction of the holder of the global note or its nominee, as the case may be, as the registered owner of the global note under the indenture. Under the terms of the indenture, we and the Trustee may treat the persons in whose name notes, including a global note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, and interest or additional amount payable thereon).

   We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Direct Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Direct Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Direct Participants. Redemption notices with respect to any notes will be sent to the holder of the global note (i.e., DTC, its nominee or any subsequent holder). If less than all of the notes of any series are to be redeemed, we expect the holder of the global note to determine the amount of interest of each Direct Participant in the notes to be redeemed by lot. None of the Trustee, any paying agent, the security registrar for such notes or us will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note for such notes.

   Neither we nor the Trustee will be liable for any delay by the holder of a global note or DTC in identifying the beneficial owners of notes and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global note or DTC for all purposes.

   The notes, which are represented by the global note, will be exchangeable for certificate notes with the same terms in authorized denominations only if:

    . DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days;

    . we determine not to require all of the notes to be represented by a global note and notify the trustee of our decision, in which case we will issue individual notes in denominations of $1,000 and integral multiples thereof; or

    . there has occurred and is continuing an Event of Default with respect to the notes.

Same day settlement and payment

   We will make all payments of principal and interest in respect of the notes in immediately available funds. The notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in

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certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We expect that secondary trading in the certificated securities, if any, will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing law

   The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Registration Rights; Liquidated Damages

   The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of the notes. See "--Additional Information."

   On April 29, 2002, Prime and the initial purchaser entered into the registration rights agreement. Pursuant to the registration rights agreement, Prime agreed to file with the Securities and Exchange Commission the exchange offer registration statement on the appropriate form under the Securities Act with respect to the exchange notes. This exchange offer registration statement is being filed to satisfy this obligation. Upon the effectiveness of the exchange offer registration statement, Prime will offer to the holders of Transfer Restricted Securities (as defined below) pursuant to the exchange offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes.

   If:

   (1)  Prime is not

      (a)  required to file the exchange offer registration statement; or

      (b) permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or Commission policy; or

   (2) any holder of Transfer Restricted Securities notifies Prime prior to the 20th day following consummation of the exchange offer that:

      (a) it is prohibited by law or Securities and Exchange Commission policy from participating in the exchange offer; or

      (b) that it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

      (c) that it is a broker-dealer and owns notes acquired directly from Prime or an affiliate of Prime,

Prime will file with the Securities and Exchange Commission a shelf registration statement to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. Prime will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Securities and Exchange Commission.

   For purposes of the preceding, "Transfer Restricted Securities" means each note until:

   (1) the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the exchange offer;

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   (2)  following the exchange by a broker-dealer in the exchange offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

   (3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

   (4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

   The registration rights agreement provides that:

   (1) Prime will file an exchange offer registration statement with the Securities and Exchange Commission on or prior to 60 days after the closing of the offering of the original notes which occurred on April 29, 2002;

   (2) Prime will use its best efforts to have the exchange offer registration statement declared effective by the Securities and Exchange Commission on or prior to 120 days after the closing of the offering of the original notes which occurred on April 29, 2002;

   (3) unless the exchange offer would not be permitted by applicable law or Securities and Exchange Commission policy, Prime will

      (a)  commence the exchange offer; and

      (b) use its best efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the exchange offer registration statement is declared effective by the Securities and Exchange Commission, exchange notes in exchange for all notes tendered prior thereto in the exchange offer; and

   (4) if obligated to file the shelf registration statement, Prime will use its best efforts to file the shelf registration statement with the Securities and Exchange Commission on or prior to 60 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the Securities and Exchange Commission on or prior to 120 days after such obligation arises.

   If:

   (1) Prime fails to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

   (2) any of such registration statements is not declared effective by the Securities and Exchange Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"); or

   (3) Prime fails to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the exchange offer registration statement; or

   (4) the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "Registration Default"), then Prime will pay Liquidated Damages to each holder of original notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of notes held by such holder.

   The amount of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $0.50 per week per $1,000 principal amount of notes.

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   All accrued Liquidated Damages will be paid by Prime on each interest payment date to the Global Note holder by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

   Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

   Holders of notes will be required to make certain representations to Prime (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder is deemed to have agreed to indemnify Prime against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from Prime.

Additional Information

   Anyone who received this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Prime Hospitality Corp., 700 Route 46 East, P.O. Box 2700, Fairfield, New Jersey 07004, Attention: Joseph Bernadino, Esq.

Certain Definitions

   Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Debt" means, with respect to any specified Person:

   (1) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

   (2)  Indebtedness encumbering any asset acquired by such specified Person.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

   "Asset Sale" means:

   (1) the sale, lease (other than operating leases in respect of facilities which are ancillary to the operation of Prime's or a Restricted Subsidiary's hotel properties), conveyance or other disposition of any property or assets of Prime or any Restricted Subsidiary (including by way of a sale and leaseback transaction and including a disposition by Prime or a Restricted Subsidiary of Equity Interests in an Unrestricted Subsidiary);

   (2) the issuance or sale of Equity Interests of any of Prime's Restricted Subsidiaries; or

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   (3)  any Event of Loss.

   Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

   (1) the sale or disposition of personal property held for sale in the ordinary course of business;

   (2) the sale or disposal of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of Prime or such Restricted Subsidiary, as applicable;

   (3) the transfer of assets by Prime to a Restricted Subsidiary of Prime or by a Restricted Subsidiary of Prime to Prime or to another Restricted Subsidiary of Prime;

   (4) the exchange of assets held by Prime or a Restricted Subsidiary of Prime for one or more hotels and/or one or more Hospitality-Related Businesses of any person or entity owning one or more hotels and/or one or more Hospitality-Related Businesses; provided, that the Board of Directors of Prime has determined that the terms of any exchange are fair and reasonable and that the fair market value of the assets received by Prime, as set forth in an opinion of a Qualified Appraiser, are equal to or greater than the fair market value of the assets exchanged by Prime or a Restricted Subsidiary of Prime;

   (5) any Restricted Payment, dividend or purchase or retirement of Equity Interests permitted under the covenant described under the caption "--Certain Covenants--Restricted Payments;"

   (6) the sale, lease, conveyance or other disposition of all or substantially all of the assets of Prime in compliance with the provisions of the indenture described above under the captions "--Repurchase at the Option of Holders--Change of Control" and "--Certain Covenants--Merger, Consolidation or Sale of Assets;"

   (7) the conversion of or foreclosure on any mortgage or note, provided that Prime or a Restricted Subsidiary receives the real property underlying any such mortgage or note;

   (8) the sale or disposition of those assets pledged as collateral for the First Mortgage Notes, provided, that the proceeds from the sale or disposition of such assets shall be used to temporarily reduce revolving credit borrowings; or

   (9) any transaction or series of related transactions that would otherwise be an Asset Sale where the fair market value of the assets, sold, leased, conveyed or otherwise disposed of was less than $10.0 million or an Event of Loss or related series of Events of Loss pursuant to which the aggregate value of property or assets involved in such Event of Loss or Events of Loss is less than $10.0 million.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

   "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

   "Cash Equivalents" means:

   (1)  United States dollars;

   (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition;

   (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers acceptances with maturities not exceeding six months from the date of acquisition and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million;

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   (4)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

   (5) commercial paper or commercial paper Master Notes having a rating of P-2 or the equivalent thereof by Moody's Investors Service, Inc. or A-2 or the equivalent thereof by Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition;

   (6) money market mutual funds that provide daily purchase and redemption features; and

   (7) corporate debt with maturities of not greater than six months and with a rating of A or the equivalent thereof by Standard & Poor's Corporation and a rating of A2 or the equivalent thereof by Moody's Investors Service, Inc.

   "Change of Control" means the occurrence of any of the following:

   (1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of Prime's assets to any person or group (as such term is used in Section 13(d) (3) of the Exchange Act) other than to a Wholly Owned Restricted Subsidiary that is a Guarantor;

   (2) the adoption of a plan relating to the liquidation or dissolution of Prime;

   (3) the acquisition by any person or group (as such term is used in Section 13(d) (3) of the Exchange Act) of a direct or indirect interest in more than 50% of the ownership of Prime or the voting power of the voting stock of Prime by way of purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of Prime as a result of such transaction);

   (4) the merger or consolidation of Prime with or into another corporation or the merger of another corporation into Prime with the effect that immediately after such transaction the stockholders of Prime immediately prior to such transaction hold less than 50% of the total voting power of all securities generally entitled to vote in the election of directors, managers, or trustees of the Person surviving such merger or consolidation; or

   (5) the first day on which a majority of the members of the Board of Directors of Prime are not Continuing Directors.

   "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

   (1) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing Consolidated Net Income; plus

   (2) provision for taxes based on income or profits of such Person for such period, to the extent such provision for taxes was included in computing Consolidated Net Income; plus

   (3) Consolidated Interest Expense of such Person for such period to the extent such expense was deducted in computing Consolidated Net Income; plus

   (4) Consolidated Depreciation and Amortization Expense of such Person for such period, to the extent deducted in computing Consolidated Net Income in each case, on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP; minus

   (5) other income as reflected on such Person's consolidated financial statements, as prepared in accordance with GAAP, to the extent such other income was included in computing Consolidated Net Income.

   Notwithstanding the foregoing, the provision for taxes on the income or profits of, the depreciation and amortization of and the interest expense of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of

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such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

   Any calculation of the Consolidated Cash Flow of an individual hotel property shall be calculated in a manner consistent with the foregoing.

   "Consolidated Depreciation and Amortization Expense" means, with respect to any Person for any period, the total amount of depreciation and amortization expense (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and the total amount of non-cash charges (other than non-cash charges that represent an accrual or reserve for cash charges in future periods or which involved a cash expenditure in a prior period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis as determined in accordance with GAAP.

   "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

   (1) interest expense, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of Capital Lease Obligations, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of deferred financing fees);

   (2) commissions, discounts and other fees and charges paid or accrued with respect to letters of credit and bankers acceptance financing; and

   (3) interest for which such Person or its Restricted Subsidiaries is liable, whether or not actually paid, pursuant to Indebtedness or under a Guarantee of Indebtedness of any other Person; in each case, calculated for such Person and its Restricted Subsidiaries for such period on a consolidated basis as determined in accordance with GAAP.

   "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that the following shall be excluded:

   (1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be excluded, whether or not distributed to Prime or one of its Restricted Subsidiaries;

   (2) the Net Income of any Person that is a Restricted Subsidiary and that is restricted from declaring or paying dividends or other distributions, directly or indirectly, by operation of the terms of its charter, any applicable agreement, instrument, judgment, decree, order, statute, rule or governmental regulation or otherwise shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Restricted Subsidiary;

   (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition; and

   (4)  the cumulative effect of change in accounting principles.

   "Consolidated Net Worth" means, with respect to any Person, as of any date of determination, the sum of:

   (1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus

   (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) that by its terms is not entitled to the payment of

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dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such Preferred Stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issuance Date in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all Investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments) and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

   "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Prime who:

   (1)  was a member of such Board of Directors on the date of the indenture; or

   (2) was nominated for election or elected to such Board of Directors with the affirmative vote of at least a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

   "Credit Facilities" means one or more borrowing arrangements, to be entered into, by and between Prime and/or one or more Restricted Subsidiaries and a commercial bank or other institutional lender, including any related notes, security documentation, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, supplemented, restructured, renewed, restated, refunded, replaced or refinanced or extended from time to time on one or more occasions.

   "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

   "Designated Senior Debt" means:

   (1)  Indebtedness under or in respect of a Credit Facility;

   (2) Indebtedness under or in respect of Prime's 91/4% First Mortgage Notes due 2006; and

   (3) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by Prime.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Prime to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Prime may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants--Restricted Payments."

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock).

   "Event of Loss" means, with respect to any property or asset (tangible or intangible, real or personal), any of the following: (A) any loss, destruction or damage of such property or asset; or (B) any actual condemnation, seizure or taking by the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset.

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   "Existing Indebtedness" means Indebtedness of Prime and its Restricted
Subsidiaries in existence on the date of the indenture (after giving effect to the use of proceeds of the Offering), excluding, for this purpose, amounts committed for under Credit Facilities as in effect on the date of the indenture.

   "Existing Real Estate" means any real estate owned, leased or optioned by Prime or any of its Subsidiaries on the date of the indenture, or any real estate on which Prime or any of its Subsidiaries holds a mortgage on the date of the indenture.

   "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that Prime or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings that provide working capital in the ordinary course of business) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

   For purposes of making the computation referred to above, acquisitions, dispositions and discontinued operations (as determined in accordance with GAAP) that have been made by Prime or any of its Restricted Subsidiaries, including all mergers, consolidations and dispositions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions, discontinued operations, mergers, consolidations (and the reduction of any associated fixed charge obligations resulting therefrom) had occurred on the first day of the four-quarter reference period.

   "Fixed Charges" means, with respect to any Person for any period, the sum of:

   (1) e of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income; plus

   (2) the product of (i) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person or its Restricted Subsidiaries (other than Preferred Stock owned by such Person or its Restricted Subsidiaries), times
(ii) a fraction, the numerator of which is one and the denominator of which is one, minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

   "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States of America is pledged.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business) or otherwise incurring, assuming or becoming liable for the payment of any principal, premium or interest, direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Guarantors" means such Persons that become a guarantor of the notes pursuant to the terms of the indenture, and each of their respective successors.

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   "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

   (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

   (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

   "Hospitality-Related Business" means the hotel business and other businesses necessary for, incident to, in support of, connected with or arising out of the hotel business, including, without limitation, (i) developing, managing, operating, improving or acquiring lodging facilities, restaurants and other food-service facilities, sports or entertainment facilities, and convention or meeting facilities, and marketing services related thereto, (ii) acquiring, developing, operating, managing or improving the Existing Real Estate, any real estate taken in foreclosure (or similar settlement) by Prime or any of its Restricted Subsidiaries, or any real estate ancillary or connected to any hotel owned, managed or operated by Prime or any of its Restricted Subsidiaries,
(iii) owning and managing mortgages in, or other Indebtedness secured by Liens on hotels and real estate related or ancillary to hotels or (iv) other related activities thereto.

   "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent:

   (1)  in respect of borrowed money;

   (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

   (3)  representing Capital Lease Obligations;

   (4)  the balance deferred and unpaid of the purchase price of any property;
or

   (5)  representing any Hedging Obligations,

except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the Guarantee of any Indebtedness of such Person or any other Person.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Prime or any Restricted Subsidiary of Prime sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Prime such that, after giving effect to any such sale or disposition, Prime no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, Prime shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

   "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with any Asset Sale, and excluding any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

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   "Net Proceeds" means the aggregate cash proceeds received by Prime or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

   "Non-Recourse Indebtedness" means Indebtedness:

   (1)  as to which neither Prime nor any of its Restricted Subsidiaries:

      (a) provides credit support (other than in the form of a Lien on an asset serving as security for Non-Recourse Indebtedness) pursuant to any undertaking, agreement or instrument that would constitute Indebtedness;

      (b) is directly or indirectly liable (other than in the form of a Lien on an asset serving as security for Non-Recourse Indebtedness); or

      (c)  constitutes the lender; and

   (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Prime or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Permitted Junior Securities" means Equity Interest in Prime or debt securities that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt pursuant to
Article 10 of the indenture.

   "Permitted Investments" means:

   (1)  any Investments in Prime or any Guarantor;

   (2) Investments in any Restricted Subsidiary that is not a Guarantor not to exceed an aggregate of $5.0 million per Restricted Subsidiary;

   (3)  any Investments in Cash Equivalents;

   (4) Investments by Prime or any Restricted Subsidiary of Prime in a Person, if as a result of such Investment:

      (a) such Person becomes a Restricted Subsidiary of Prime or any Guarantor; or

      (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Prime or a Restricted Subsidiary of Prime or any Guarantor;

   (5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;"

   (6) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Prime;

   (7) any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any

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plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

   (8)  Hedging Obligations; and

   (9) net cash advances to Restricted Subsidiaries in the ordinary course of business and consistent with Prime's past cash management practices in an amount not to exceed $30.0 million at any one time outstanding.

   "Permitted Liens" means:

   (1) Liens of Prime securing Senior Debt that was permitted by the terms of the indenture to be incurred;

   (2)  Liens in favor of Prime;

   (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Prime or any Restricted Subsidiary of Prime; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Prime or the Restricted Subsidiary;

   (4) Liens on property existing at the time of acquisition of the property by Prime or any Restricted Subsidiary of Prime, provided that such Liens were in existence prior to the contemplation of such acquisition;

   (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

   (6)  Liens existing on the date of the indenture;

   (7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

   (8)  Liens securing Non-Recourse Indebtedness;

   (9)  Liens incurred in connection with Credit Facilities; and

   (10) Liens incurred in the ordinary course of business of Prime or any Restricted Subsidiary of Prime with respect to obligations that do not exceed $5.0 million at any one time outstanding.

   "Permitted Refinancing" means Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, to the extent:

   (1) the principal amount of Refinancing Indebtedness or the liquidation preference amount of Refinancing Disqualified Stock, as the case may be, does not exceed the principal amount of Indebtedness or the liquidation preference amount of Disqualified Stock, as the case may be, so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premiums and reasonable expenses incurred in connection therewith);

   (2) such Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, is scheduled to mature or is redeemable at the option of the holder, as the case may be, no earlier than the Indebtedness or Disqualified Stock, as the case may be, being refinanced;

   (3) in the case of Refinancing Indebtedness, the Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

   (4) in the case of Refinancing Disqualified Stock, the Disqualified Stock has a Weighted Average Life to Mandatory Redemption equal to or greater than the Weighted Average Life to Mandatory Redemption of the Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; or

   (5) if the Indebtedness or the Disqualified Stock, as the case may be, being extended, refinanced, renewed, replaced, defeased or refunded is subordinated or junior in right of payment to the notes, the Refinancing Indebtedness or Refinancing Disqualified Stock, as the case may be, is subordinated or junior in right of payment

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to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness or the Disqualified Stock, as the case may be, being extended, refinanced, renewed, replaced, defeased or refunded or is payable solely in Equity Interests of the Person whose Indebtedness is being purchased, redeemed or otherwise acquired or retired for value.

   "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

   "Preferred Stock" means any Equity Interest with preferential right in the payment of dividends or liquidation or any Disqualified Stock.

   "Refinancing Disqualified Stock" means Disqualified Stock issued in exchange for, or the proceeds of which are used, to extend, refinance, renew, replace, defease or refund Disqualified Stock or Indebtedness permitted to be issued pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Certain Capital Stock" or Indebtedness referred to in clauses (3), (5), (7) and (9) of the second paragraph of such covenant.

   "Refinancing Indebtedness" means Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness permitted to be incurred pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described under the caption "--Certain Covenants --Incurrence of Indebtedness and Issuance of Certain Capital Stock" or Indebtedness referred to in clauses (3), (5), (7) and (9) of the second paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Certain Capital Stock."

   "Representative" means the indenture trustee or other trustee, agent or representative in respect of Designated Senior Debt; provided, that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

   "Senior Debt" means, in the case of Prime or any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of Prime, whether outstanding on the date of the indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the notes.

   Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

   (1) all Obligations of every nature of Prime under Credit Facilities, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, whether outstanding on the date of the indenture or thereafter incurred;

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   (2)  all Hedging Obligations (including Guarantees thereof), whether outstanding on the date of the indenture or thereafter incurred; and

   (3)  Prime's 91/4% First Mortgage Notes due 2006.

   Notwithstanding the foregoing, "Senior Debt" shall not include:

   (1) any Indebtedness of Prime or any Guarantor to a Subsidiary of Prime or any Affiliate of Prime or any of such Affiliate's Subsidiaries;

   (2) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of Prime or any Subsidiary of Prime or any Guarantor (including, without limitation, amounts owed for compensation);

   (3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

   (4) any liability for federal, state, local or other taxes owed or owing by Prime or any Guarantor;

   (5)  that portion of Indebtedness incurred in violation of the indenture; and

   (6) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of Prime or any Guarantor.

   "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

   "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

   "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

   (1)  has no Indebtedness other than Non-Recourse Indebtedness;

   (2) is not party to any agreement, contract, arrangement or understanding with Prime or any Restricted Subsidiary of Prime unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Prime or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Prime;

   (3) is a Person with respect to which neither Prime nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

   (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Prime or any of its Restricted Subsidiaries; and

   (5) has at least one director on its board of directors that is not a director or executive officer of Prime or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Prime or any of its Restricted Subsidiaries.

   Any such designation by the Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary

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would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Prime as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Certain Capital Stock," Prime shall be in default of such covenant). The Board of Directors of Prime may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Prime of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Certain
Capital Stock," and (2) no Default or Event of Default would be in existence following such designation.

   "Weighted Average Life to Mandatory Redemption" means, when applied to any Disqualified Stock at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding liquidation preference amount of such Disqualified Stock.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

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                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following general discussion summarizes certain U.S. Federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion only deals with persons that hold notes as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, referred to herein as the Code, and that purchase the notes for cash at original issue. This discussion does not address the U.S. Federal income tax consequences that may be relevant to a particular holder subject to special treatment under certain U.S. Federal income tax laws (for example, persons subject to the alternative minimum tax provisions of the Code). Also, this discussion is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations (employment, charitable or other), persons that hold notes as part of a hedging or conversion transaction or a straddle, persons deemed to sell notes under the constructive sale provisions of the Code, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities, may be subject to special rules.

   This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service, referred to herein as the IRS, with respect to any of the U.S. Federal income tax consequences described below. There can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth herein.

   Persons considering the purchase of notes should consult their own tax advisors concerning the application of U.S. Federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations.

U.S. Holders

   The following discussion is limited to persons that are U.S. Holders. For these purposes, "U.S. Holder" means the beneficial owner of a note that for U.S. Federal income tax purposes is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. Federal income tax regardless of its source, (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (v) a person whose worldwide income or gain is otherwise subject to U.S. Federal income tax on a net income basis.

  (1) Interest

   A U.S. Holder must generally include interest on a note in its ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder's method of accounting for U.S. Federal income tax purposes.

  (2) Sale, Exchange or Redemption of Notes

   Upon the sale, exchange or redemption of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the amount realized on such disposition and (ii) such U.S. Holder's adjusted tax basis in the note. Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of such note less any principal payments received by such holder.

  (3) Exchange Offer

   The exchange of notes for the exchange notes pursuant to the exchange offer should not constitute a taxable event for U.S. Federal income tax purposes. As a result, (i) a U.S. Holder of notes should not recognize taxable gain or loss as a result of the exchange of notes for exchange notes pursuant to the exchange offer, (ii) the holding period of the exchange notes should include the holding period of the notes surrendered in exchange therefor and (iii) a U.S. Holder's adjusted tax basis in the exchange notes should be the same as such U.S. Holder's adjusted tax basis in the notes surrendered in exchange therefor.

  (4) Contingent Payments

   In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments, including liquidated damages and redemption premiums payable in certain circumstances, may implicate the provisions of Treasury regulations relating to "contingent payment debt instruments". If the notes were deemed to be contingent payment debt instruments, U.S. Holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income, subject to tax at the maximum federal rate of 38.6%, rather than as capital gain which may be subject to tax at a maximum federal rate of 20%. We intend to take the position that the likelihood that such payments will be made is remote and therefore the notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to the holder's timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the note that such holder's determination is different. The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. Purchasers of notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

  (5) Information Reporting and Backup Withholding

   A U.S. Holder of notes may be subject to backup withholding, currently at a rate of 30% but subject to gradual reduction to 28% by year 2006 (the "Applicable Backup Withholding Rate"), with respect to "reportable payments," which includes interest and principal paid on or the gross proceeds of a sale, exchange or redemption of the notes. The payor of any reportable payments will be required to deduct and withhold the Applicable Backup Withholding Rate from such payments if (i) the payee fails to establish that it is entitled to an exemption, (ii) the payee fails to furnish its correct Taxpayer Identification Number ("TIN") to the payor in the prescribed manner, (iii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iv) the payee has failed properly to report the receipt of reportable payments and the IRS has notified the payor that backup withholding is required or (v) the payee fails to certify under penalties of perjury that such payee is not subject to backup withholding. If any one of these events occurs with respect to a U.S. Holder of notes, we or our paying or other withholding agent will be required to withhold the Applicable Backup Withholding Rate from any payments of principal and interest on a note.

   Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a refund or credit against such holder's U.S. Federal income tax liability, so long as the required information is provided to the IRS. We, our paying agent or other withholding agent generally will report to a U.S. Holder of notes and to the IRS the amount of any reportable payments made in respect of the notes for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

   The following discussion is limited to the U.S. Federal income tax consequences relevant to a beneficial owner of a note that is not a U.S. Holder (a "Non-U.S. Holder").

  (1) Interest

   Subject to the discussion of backup withholding below, payments of interest on a note to a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax, provided that (i) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote, (ii) the holder is not (a) a controlled foreign corporation that is related to us through stock ownership or
(b) a bank receiving interest on a loan entered into in the ordinary course of business, (iii) such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and (iv) we or our paying agent receives appropriate documentation establishing that the Non-U.S. Holder is not a U.S. person.

   A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. Federal income tax at a 30% rate (or lower applicable treaty rate) on payments of interest on the notes.

   If interest on the notes is effectively connected with the conduct by an Non-U.S. Holder of a trade or business within the United States, such interest will be subject to U.S. Federal income tax on a net income basis at the rate applicable to U.S. persons generally (and, with respect to corporate holders, may also be subject to a 30% branch profits tax). If interest is subject to U.S. Federal income tax on a net income basis in accordance with these rules, such payments will not be subject to U.S. withholding tax so long as the relevant Non-U.S. Holder provides us or our paying agent with the appropriate documentation.

  (2) Sale, Exchange or Redemption of Notes

   Subject to the discussion of backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to U.S. Federal income tax, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States, (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. Federal income tax law applicable to certain expatriates.

  (3) Information Reporting and Backup Withholding

   Backup withholding and information reporting generally will not apply to interest payments made to a Non-U.S. Holder in respect of the notes if such Non-U.S. Holder furnishes us or our paying agent with appropriate documentation of such holder's non-U.S. status.

   The payment of proceeds from a Non-U.S. Holder's disposition of notes to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and possible backup withholding unless such holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that such holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of the proceeds from a Non-U.S. Holder's disposition of a note to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a U.S.-related person will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary, or the Non-U.S. Holder establishes an exemption. For this purpose, a "U.S.-related person" is
(i) a controlled foreign corporation for U.S. Federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) a foreign partnership that is either engaged in the conduct of a trade or business in the U.S. or of which 50% or more of its income or capital interests are held by U.S. persons. Neither information reporting nor backup withholding will apply to a payment of the proceeds of a Non-U.S. Holder's disposition of notes by or through a non-U.S. office of a non-U.S. broker that is not a U.S.-related person. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. Federal income tax liability, provided that the requisite procedures are followed.

   Prospective purchasers of notes are urged to consult their own tax advisors with respect to the application to their particular situations of U.S. Federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction.

                             PLAN OF DISTRIBUTION

   Based on interpretations by the Staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for the original notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired original notes directly from us or (iii) broker-dealers who acquired original notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders' business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes; provided that broker-dealers, referred to herein as Participating Broker-Dealers, receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the Staff has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer (other than a resale of an unsold allotment from the sale of the original notes to the initial purchaser) with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period not to exceed 180 days after the exchange date, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests such documents in the letter of transmittal.

   Each holder of the original notes who wishes to exchange its original notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in "The Exchange Offer--Terms and Conditions of the Letter of Transmittal." In addition, each holder who is a broker-dealer and who receives exchange notes for its own account in exchange for original notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such exchange notes.

   We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker/dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

                                 LEGAL MATTERS

   Certain legal matters with respect to the legality of the exchange notes offered hereby will be passed upon for us by Willkie Farr & Gallagher, New York, New York. Jack H. Nusbaum, one of our directors who beneficially owns 25,000 shares of our common stock and an additional 75,000 shares of common stock underlying stock options, is a partner in the law firm of Willkie Farr & Gallagher.

                                    EXPERTS

   The consolidated financial statements of Prime Hospitality Corp. at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this registration statement and the prospectus which forms a part thereof have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy materials and other information with the Securities and Exchange Commission. The reports, proxy materials and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained from the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of such site is http://www.sec.gov. Our common stock and our 91/4% first mortgage notes are listed on the New York Stock Exchange. Reports, proxy materials and other information concerning us may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


   Our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, our Current Report on Form 8-K filed with the Commission on May 7, 2002, our Current Report on Form 8-K filed with the Commission on July 12, 2002 and all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the closing of this exchange offer shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


   We will provide without charge to each person to whom this prospectus is delivered, on the request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Requests should be directed to Prime Hospitality Corp., 700 Route 46 East, Fairfield, New Jersey 07004,
Attention: Corporate Secretary, (973) 882-1010.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                            Page
                                                                                            ----
Report of Independent Auditors.............................................................  F-2
Consolidated Financial Statements:
   Balance Sheets at December 31, 2001 and 2000............................................  F-3
   Statements of Income for the Years Ended December 31, 2001, 2000 and 1999...............  F-4
   Statements of Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999.  F-5
   Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999...........  F-6
   Notes to Consolidated Financial Statements..............................................  F-7
   Balance Sheets at March 31, 2002 and 2001............................................... F-26
   Statements of Income for the Three Months Ended March 31, 2002 and 2001................. F-27
   Statements of Cash Flows for the Three Months Ended March 31, 2002 and 2001............. F-28
   Notes to Consolidated Financial Statements.............................................. F-29

   All schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of Prime Hospitality Corp.:

   We have audited the accompanying consolidated balance sheets of Prime Hospitality Corp. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Hospitality Corp. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

   As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", which required the expensing of unamortized pre-opening costs in 1999.

                                      ERNST & YOUNG LLP

New York, New York
February 6, 2002 except for
Note 20 which the date
is June 20, 2002

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 2001 and 2000
                     (In thousands, except per share data)

                                                                                    2001        2000
                                                                                 ----------  ----------
ASSETS
Current assets:
Cash and cash equivalents....................................................... $   30,091  $    1,735
Marketable securities available for sale........................................         --       3,325
Accounts receivable, net of allowance of $1,065 and $1,067 in 2001 and 2000,
  respectively..................................................................     19,486      27,916
Current portion of mortgages and notes receivable...............................        460       3,306
Other current assets............................................................     34,371      23,777
                                                                                 ----------  ----------
   Total current assets.........................................................     84,408      60,059
Property, equipment and leasehold improvements, net of accumulated depreciation
  and amortization..............................................................    989,009   1,015,997
Assets held for sale............................................................     32,106      32,517
Mortgages and notes receivable, net of current portion..........................     11,953      11,991
Other assets....................................................................     39,294      45,308
                                                                                 ----------  ----------
   Total Assets................................................................. $1,156,770  $1,165,872
                                                                                 ==========  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of debt......................................................... $   10,296  $    4,702
Current portion of deferred income..............................................      4,022      10,322
Other current liabilities.......................................................     51,123      50,412
                                                                                 ----------  ----------
   Total current liabilities....................................................     65,441      65,436
Long-term debt, net of current portion..........................................    309,736     340,987
Deferred income, net of current portion.........................................     18,468      60,950
Deferred income taxes...........................................................     44,620      17,848
Other liabilities...............................................................     10,564      12,551
                                                                                 ----------  ----------
   Total Liabilities............................................................    448,829     497,772

Commitments and contingencies                                                            --          --
Stockholders' equity:
Preferred stock, par value $.10 per share; 20,000,000 shares authorized; none
  issued........................................................................         --          --
Common stock, par value $.01 per share; 75,000,000 shares authorized; 56,221,567
  and 55,972,932 shares issued and outstanding in 2001 and 2000, respectively...        562         560
Capital in excess of par value..................................................    525,068     524,549
Retained earnings...............................................................    297,159     256,966
Accumulated other comprehensive loss, net of taxes..............................         (1)     (2,838)
Treasury stock, at cost (11,507,078 and 11,130,878 shares in 2001 and 2000,
  respectively).................................................................   (114,847)   (111,137)
                                                                                 ----------  ----------
   Total Stockholders' Equity...................................................    707,941     668,100
                                                                                 ----------  ----------
       Total Liabilities and Stockholders' Equity............................... $1,156,770  $1,165,872
                                                                                 ==========  ==========

         See Accompanying Notes to Consolidated Financial Statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)

                                                                                 Years Ended December 31
                                                                              ----------------------------
                                                                                2001      2000      1999
                                                                              --------  --------  --------
Revenues:
   Hotel revenues............................................................ $461,414  $528,288  $522,150
   Management, franchise and other fees (Note 17)............................   12,996    15,529    13,637
   Rental and other..........................................................    2,701     4,304     6,349
                                                                              --------  --------  --------
       Total revenues........................................................  477,111   548,121   542,136
Costs and expenses:
   Hotel operating expenses..................................................  249,221   268,724   268,436
   Rent and other occupancy..................................................   87,599    88,465    70,178
   General and administrative................................................   28,774    28,430    29,200
   Depreciation and amortization.............................................   38,176    40,739    44,769
   Valuation and other charges...............................................       --        --    30,456
                                                                              --------  --------  --------
       Total costs and expenses..............................................  403,770   421,358   443,039
Operating income.............................................................   73,341   126,763    99,097
Investment income............................................................    2,244     1,936     1,613
Interest expense.............................................................  (33,643)  (41,325)  (43,634)
Other income, net............................................................   22,261    13,901     7,182
                                                                              --------  --------  --------
Income from continuing operations before income taxes and other items listed
  below......................................................................   64,203   101,275    64,258
Provision for income taxes...................................................   24,711    39,497    25,061
                                                                              --------  --------  --------
Income from continuing operations before other items listed below............   39,492    61,778    39,197
Discontinued operations, net of income taxes of $497, $662 and $639 in
  2001, 2000 and 1999, respectively..........................................      777     1,036     1,000
Extraordinary item (net of income tax benefits of $47 and $201 in 2001 and
  2000, respectively)........................................................      (76)     (314)       --
Cumulative effect of a change in accounting principle (net of income taxes of
  $3,398)....................................................................       --        --    (5,315)
                                                                              --------  --------  --------
Net income................................................................... $ 40,193  $ 62,500  $ 34,882
                                                                              ========  ========  ========
Basic earnings per Common Share:
Income from continuing operations before other items listed below............ $   0.88  $   1.35  $   0.77
Discontinued operations......................................................      .02       .02       .02
Extraordinary item...........................................................       --        --        --
Cumulative effect of a change in accounting principle........................       --        --     (0.11)
                                                                              --------  --------  --------
Net income per common share.................................................. $   0.90  $   1.37  $   0.68
                                                                              ========  ========  ========
Diluted earnings per Common Share:
Income from continuing operations before other items listed below............ $   0.86  $   1.32  $   0.75
Discontinued operations......................................................      .02       .02       .02
Extraordinary item...........................................................       --        --        --
Cumulative effect of a change in accounting principle........................       --        --     (0.10)
                                                                              --------  --------  --------
Net income per common share.................................................. $   0.88  $   1.34  $   0.67
                                                                              ========  ========  ========

         See Accompanying Notes to Consolidated Financial Statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (In thousands, except per share data)

                                                                                  Accumulated
                                                                                     Other
                                             Common Stock    Capital in          Comprehensive
                                          ------------------ Excess of  Retained Loss, Net of   Treasury            Comprehensive
                                            Shares    Amount Par Value  Earnings     Taxes       Stock      Total      Income
                                          ----------  ------ ---------- -------- ------------- ---------  --------  -------------
Balance December 31, 1998................ 53,731,814   $552   $511,981  $159,584    $(4,993)   $ (26,079) $641,045     $    --
Net income...............................         --     --         --    34,882         --           --    34,882      34,882
Utilization of net operating loss
 carryforwards...........................         --     --      3,425        --         --           --     3,425          --
Amortization of pre-fresh start tax basis
 differences.............................         --     --        484        --         --           --       484          --
Proceeds from exercise of stock options..    545,087      5      3,944        --         --           --     3,949          --
Unrealized gain marketable securities
 available for sale (net of
 income taxes)...........................         --     --         --        --      2,299           --     2,299       2,299
Treasury stock purchases................. (5,793,139)    --         --        --         --      (54,084)  (54,084)         --
                                                                                                                       -------
Comprehensive income.....................         --     --         --        --         --           --        --     $37,181
                                          ----------   ----   --------  --------    -------    ---------  --------     =======
Balance December 31, 1999................ 48,483,762    557    519,834   194,466     (2,694)     (80,163)  632,000     $    --
Net income...............................         --     --         --    62,500         --           --    62,500      62,500
Utilization of net operating loss
 carryforwards...........................         --     --      3,057        --         --           --     3,057          --
Proceeds from exercise of stock options..    228,922      3      1,658        --         --           --     1,661          --
Unrealized loss marketable securities
 available for sale (net of income
 taxes)..................................         --     --         --        --       (144)          --      (144)       (144)
Treasury stock purchases................. (3,867,300)    --         --        --         --      (30,974)  (30,974)         --
                                                                                                                       -------
Comprehensive income.....................         --     --         --        --         --           --        --     $62,356
                                          ----------   ----   --------  --------    -------    ---------  --------     =======
Balance December 31, 2000................ 44,845,384    560    524,549   256,966     (2,838)    (111,137)  668,100     $    --
Net income...............................         --     --         --    40,193         --           --    40,193      40,193
Proceeds from exercise of stock options..    245,305      2      2,008        --         --           --     2,010          --
Unrealized gain marketable securities
 available for sale (net of
 income taxes)...........................         --     --         --        --      2,837           --     2,837       2,837
Treasury stock purchases.................   (376,200)    --         --        --         --       (3,710)   (3,710)         --
Amortization of pre-fresh start tax basis         --     --     (1,489)       --         --           --    (1,489)         --
                                                                                                                       -------
Comprehensive income.....................         --     --         --        --         --           --        --     $43,030
                                          ----------   ----   --------  --------    -------    ---------  --------     -------
Balance December 31, 2001................ 44,714,489   $562   $525,068  $297,159    $    (1)   $(114,847) $707,941
                                          ==========   ====   ========  ========    =======    =========  ========     =======

         See Accompanying Notes to Consolidated Financial Statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                               Years Ended December 31,
                                                                            -----------------------------
                                                                              2001       2000      1999
                                                                            --------  ---------  --------
Cash flows from operating activities:
 Net income................................................................ $ 40,193  $  62,500  $ 34,882
 Adjustments to reconcile net income to net cash provided
   by operating activities:
   Depreciation and amortization...........................................   38,411     41,611    45,835
   Valuation adjustment on properties held for sale........................       --         --    29,045
   Valuation adjustments on non-hotel properties...........................    6,745         --        --
   Amortization of deferred financing costs................................    3,018      2,921     3,113
   Utilization of net operating loss carryforwards.........................       --      3,057     3,425
   Extraordinary items.....................................................       --        514        --
   Amortization of pre-fresh start tax basis differences...................       --         --       484
   Net gains on sales of assets and lease terminations.....................  (36,329)   (13,901)   (7,993)
   Net loss on sales of marketable securities..............................    4,346         --     4,811
   Cumulative effect of a change in accounting principle...................       --         --     8,713
   Amortization of deferred income.........................................  (11,619)    (9,984)  (10,028)
   Deferred income taxes...................................................   27,218     20,744    (7,860)
Increase/(decrease) from changes in other operating assets and liabilities:
   Accounts receivable.....................................................    8,430     (6,537)     (564)
   Other current assets....................................................  (10,594)      (866)    9,306
   Other assets and liabilities............................................   (6,608)   (22,226)  (13,377)
                                                                            --------  ---------  --------
       Net cash provided by operating activities...........................   63,211     77,833    99,792
Cash flows from investing activities:
   Net proceeds from mortgages and notes receivable........................    1,757      1,387       785
   Disbursements for mortgages and notes receivable........................     (469)      (668)   (1,771)
   Proceeds from sales of property, equipment and leasehold
     improvements, net.....................................................   32,634    183,497    86,660
   Purchases of property, equipment and leasehold improvements.............  (22,982)   (19,702)  (20,384)
   Construction of new hotels..............................................  (19,906)   (19,312)  (88,013)
   Decrease/(increase) in restricted cash..................................       --        400     8,580
   Proceeds from insurance settlement......................................       --         --     4,706
   Proceeds from sales of marketable securities............................    3,629         --     7,725
   Security deposits on leased hotels......................................       --    (16,500)       --
   Purchase of marketable securities.......................................       --         --    (4,702)
   Other...................................................................   (1,795)       (20)     (176)
                                                                            --------  ---------  --------
       Net cash (used in) provided by investing activities.................   (7,132)   129,082    (6,590)
Cash flows from financing activities:
   Net proceeds from issuance of debt......................................   12,626     30,820    22,352
   Payments of debt........................................................  (38,649)  (213,927)  (70,713)
   Proceeds from the exercise of stock options and warrants................    2,010      1,661     3,949
   Purchase of treasury stock..............................................   (3,710)   (30,974)  (54,084)
                                                                            --------  ---------  --------
       Net cash (used in) financing activities.............................  (27,723)  (212,420)  (98,496)
Net increase/(decrease) in cash and cash equivalents.......................   28,356     (5,505)   (5,294)
Cash and cash equivalents at beginning of year.............................    1,735      7,240    12,534
                                                                            --------  ---------  --------
Cash and cash equivalents at end of year................................... $ 30,091  $   1,735  $  7,240
                                                                            ========  =========  ========

         See Accompanying Notes to Consolidated Financial Statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       December 31, 2001, 2000 and 1999

Note 1--Business Operations and Significant Accounting Policies

   Business Activities

   Prime Hospitality Corp. ("Prime or the Company") is an owner, manager and franchisor of hotels, with 233 hotels in operation containing 29,641 rooms located in 33 states (the "Portfolio") as of December 31, 2001. Prime controls two hotel brands--AmeriSuites(R) and Wellesley Inns & Suites(R)--as well as a portfolio of upscale, full-service hotels operated under franchise agreements with national hotel chains. The Portfolio is comprised of 131 Owned and operated hotels (the "Owned Hotels"), 28 hotels operated under lease agreements with real estate investment trusts (the "Leased Hotels"), 38 hotels managed for third parties (the "Managed Hotels"), and 36 franchised hotels which Prime does not operate (the "Franchised Hotels"). There are 139 AmeriSuites hotels, 74 Wellesley Inns & Suites hotels and 20 non-proprietary brand hotels in the Portfolio as of December 31, 2001.

   Basis of Presentation

   The Company emerged from the Chapter 11 reorganization proceeding of its predecessor, Prime Motor Inns, Inc. and certain of its subsidiaries ("PMI"), which consummated its Plan of Reorganization ("the Plan") on July 31, 1992.

   Pursuant to the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh start reporting as of July 31, 1992. Under fresh start reporting, the reorganization value of the entity was allocated to the reorganized Company's assets on the basis of the purchase method of accounting. The reorganization value (the approximate fair value) of the assets of the emerging entity was determined by consideration of many factors and various valuation methods, including discounted cash flows and price/earnings and other applicable ratios believed by management to be representative of the Company's business and industry. Liabilities were recorded at face values, which approximated the present values of amounts to be paid, determined at appropriate interest rates. Under fresh start reporting, the consolidated balance sheet as of July 31, 1992 became the opening consolidated balance sheet of the emerging Company.

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents

   Cash equivalents are highly liquid, unrestricted investments with a maturity of three months or less when acquired. At December 31, 2001 and 2000, cash and cash equivalents were comprised of approximately $28.0

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES million and $0.2 million, respectively, of cash, and $2.0 million and $1.5 million, respectively, of commercial paper and other cash equivalents.

   Marketable Securities

   Marketable securities consist of equity securities, which are available for sale. Marketable securities are valued at current market value. The differences between the historical cost of the marketable securities available for sale and the current market value are reflected in stockholders' equity, as accumulated other comprehensive losses, net of income taxes. Realized gains and losses are determined using the cost basis of the security recorded at the time of purchase. At December 31, 2000, the Company had marketable securities available for sale of $3.3 million, with an original cost basis of $8.0 million.

   Property, Equipment and Leasehold Improvements

   Property, equipment and leasehold improvements that the Company intends to continue to operate are stated at their fair market value as of July 31, 1992 plus the cost of acquisitions subsequent to that date less accumulated depreciation and amortization from August 1, 1992. Provision is made for depreciation and amortization using the straight-line method over the estimated useful lives of the assets.

   Construction in progress represents costs incurred in the development of hotels. Such costs include construction costs and capitalized interest.

   The Company reviews each of its assets held for use for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. The Company recognizes impairment if the future undiscounted cash flows (before interest charges) are less than the carrying amount.

   Assets held for sale are recorded at the lower of carrying value or fair value less costs to sell (See Note 3).

   Mortgages and Notes Receivable

   Mortgages and notes receivable are reflected at their fair value as of July 31, 1992, adjusted for payments and other advances since that date. The amount of interest income recognized on mortgages and notes receivable is generally based on the stated interest rate and the carrying value of the notes. Interest income on cash flow mortgages and delinquent notes receivable is generally recognized when cash is received.

   The Company measures impairment of its mortgages and notes receivable based on the present value of expected future cash flows discounted at the effective interest rate. Impairment can also be measured based on observable market price or the fair value of collateral, if the mortgages and notes receivable are collateral dependent. If the measure of the impaired mortgage or note receivable is less than the recorded investment, the Company will establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to operations. Based upon its evaluation, the Company determined that no impairment of the mortgage and notes receivable had occurred as of December 31, 2001, 2000 and 1999.

   Other Assets

   Other assets consist primarily of deferred issuance costs related to the Company's debt obligations and security deposits. Deferred issuance costs are amortized over the respective terms of the loans.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   Insurance Programs

   The Company uses an incurred loss retrospective insurance plan for general and auto liability and workers' compensation. Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence and aggregate cash outlay.

   The Company maintains a self-insurance program for major medical and hospitalization coverage for employees and dependents, which is partially funded by payroll deductions. Payments for major medical and hospitalization below specified aggregate annual amounts are self-insured by the Company. Claims for benefits in excess of these amounts are covered by insurance purchased by the Company.

   Provisions have been made in the consolidated financial statements which represent the expected future payments based on the estimated ultimate cost for incidents incurred through the balance sheet date and are included in other current liabilities.

   Revenue Recognition

   Room revenue and other revenues are recognized when earned. Management and franchise fee revenues are recognized when all material services or conditions relating to the respective property or franchisee have been substantially performed or satisfied by the Company. Such revenues, when recognized, are included in management, franchise and other fees on the accompanying consolidated financial statements.

   Gains and losses resulting from sales of hotels are recorded in full when title is conveyed to the buyer and when various criteria are met relating to the buyer's financial commitment and any subsequent involvement by the Company with respect to the hotels being sold.

   The Company's sales of hotels are sometimes accompanied by a leaseback of the facilities under operating lease arrangements. Such sales are recognized when the above sales criteria are met and certain specific criteria are met relating to the lease terms. Related profit is deferred and is recognized as income over the remaining lease term.

   Income Taxes

   The Company files a consolidated Federal income tax return. In accordance with SOP 90-7, income taxes have been provided at statutory rates in effect during the period. Tax benefits associated with net operating loss carryforwards and other temporary differences that existed at the time fresh start reporting was adopted are reflected as a contribution to stockholders' equity in the period in which they are realized.

   Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes.

   Pre-Opening Costs

   In January 1999, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," ("SOP 98-5"). The Company recorded a $5.3 million charge, net of income taxes, for the cumulative effect of a change in accounting principle to write off the unamortized pre-opening costs that remained on the balance sheet at the date of adoption. Additionally, subsequent to the adoption of this new standard, all future pre-opening costs are being expensed as incurred.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   Prior to the Company's adoption of SOP 98-5, non-capital expenditures incurred before the opening of new or renovated hotels, such as payroll and operating supplies, were deferred and expensed within one year after opening.

   Deferred Income

   Deferred income consists of gains on properties which were sold and where the Company has continuing involvement with regard to minimum cash flow returns to the buyers either in the form of a lease or management agreement. Deferred income is amortized over the life of the respective agreements, either as a reduction of rent or other funding expense or as an addition to management, franchise and other fees when such fees are below market levels.

   Long-Lived Assets

   In October 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The Company's management does not anticipate that the adoption of this Statement will have an effect on the earnings or the financial position of the Company.

   Reclassifications

   Certain reclassifications have been made to the December 31, 2000 and 1999 consolidated financial statements to conform them to the December 31, 2001 presentation.

Note 2--Hotel Acquisitions

   On July 10, 2000, the Company acquired the leasehold interests on 24 Sumner Suites hotels owned by Hospitality Properties Trust ("HPT") from Sholodge, Inc. ("Sholodge") and entered into lease agreements on three additional Sumner Suites hotels owned by Sholodge for $1.6 million. On November 1, 2000, the Company converted all 27 hotels to its AmeriSuites brand. The leases provide for a fixed annual minimum rent of approximately $27 million plus 8% of revenues in excess of base levels. The leases with HPT and Sholodge expire in 2013 and 2011, respectively, and are renewable at the Company's option for various periods through 2048 and 2061, respectively. Under the terms of the lease with HPT, the Company posted a $16.5 million cash deposit which will be returned to the Company at the earliest of the end of the lease term or when the hotels achieve a 1.3 to 1.0 cash flow coverage. The Company also received the rights to $28.5 million of other security deposits due upon the expiration of the leases. These other security deposits are recorded at their present value on the Company's financial statements and are being accreted over the term of the lease.

Note 3--Hotel Dispositions

   Sale/Leaseback Transactions

   In January 1998, the Company completed the sale/leaseback of eight full-service hotels to MeriStar Hospitality Corp. ("MeriStar"), formally known as American General Hospitality, Inc., for total consideration of

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

$138.4 million. The Company was operating the hotels under an operating lease agreement, which had a term of ten years. The transaction generated a net gain of approximately $64.9 million, which was deferred and was being recognized as a reduction of rent expense over the life of the lease. In 2001, MeriStar and Prime terminated the leases. The Company received a net termination fee of $1.0 million and recognized the remaining unamortized portion of the deferred gain of $36 million into income. Such amounts are included in other income, net in the accompanying consolidated financial statement.

   The Company also had a contract to sell and lease back nine additional full-service hotels from MeriStar not later than March 31, 1999. MeriStar was unable to fulfill its contractual obligation and the Company received a $4.0 million contract termination fee in 1999. Such amount is included in other income, net in the accompanying consolidated financial statements.

   In 1997 and 1998, the Company entered into two separate transactions with Equity Inns, Inc. ("Equity Inns") for the sale and lease back of 19 AmeriSuites hotels. The transactions generated gross proceeds of $184 million and all 19 hotels were operated by Prime under lease agreements with Equity Inns through December 2001. Effective January 1, 2002, the leases were converted into management agreements and Equity Inns also signed franchise agreements with Prime to license the AmeriSuites name. Both the management and franchise agreements expire on various dates in 2007 and 2008.

   The management agreements provide for a subsidiary of Prime to share in the cash flow above and to fund deficits below certain thresholds. The agreements also require the Prime subsidiary to guarantee a minimum return to Equity Inns equal to the minimum rents under the prior lease agreements (approximately $20.1 million in aggregate in 2001). The Prime subsidiary's obligations under the management agreement are supported by a guarantee by Prime of $3.4 million.

   The sales of the hotels in 1997 and 1998 generated gains of $36.0 million. Such gains were deferred and amortized over the life of the initial lease (ten years). As of December 31, 2001, approximately $22.0 million remained in deferred income. This amount will continue to be amortized over the remaining life of the management agreement due to Prime's continuing involvement regarding the cash flow guarantees under the management agreement.

   Other Dispositions

   During 2001, the Company sold one AmeriSuites hotel for $14.0 million, four Wellesley Inns hotels for $15.4 million and two parcels of land for $5.1 million. The Company recognized a net gain of $3.1 million in these dispositions. The net gain is included in other income, net. The Company retained the franchise rights on the AmeriSuites and Wellesley Inns properties pursuant to 20-year franchise agreements. The Company also entered into an agreement to manage the AmeriSuites property it sold.

   During 2000, the Company also sold five AmeriSuites hotels for $56.0 million, ten Wellesley Inns for $45.0 million, one full-service hotel for $18.2 million and five land parcels for $4.8 million. In addition, the Company sold its Frenchman's Reef hotel in St. Thomas, U.S.V.I. ("Frenchman's Reef") for $73.0 million. During 1999, the Company had reduced the carrying value of this asset by $24.5 million to reflect the estimated fair value less the costs to sell the hotel.

   In February 2000, the Company's five remaining HomeGate hotels and the Company's rights to the HomeGate brand name were also sold for approximately $17.7 million, including the assumption of debt by the purchaser of approximately $17.4 million related to these properties. During 1999, the Company had reduced the carrying value of the assets by $2.5 million to reflect the estimated fair value less the costs to sell the hotels.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   Asset sales generated net gains of approximately $13.9 million during 2000, which are included in other income, net in the accompanying consolidated financial statements. The Company also retained the franchise rights on the AmeriSuites and Wellesley Inns under 20-year franchise agreements. In addition, the Company entered into management agreements on one of the sold AmeriSuites and four of the sold Wellesley Inns.

   During 1999, the Company sold eight AmeriSuites, one HomeGate hotel, an apartment building and three vacant land sites for total proceeds of $86.7 million. The transaction generated net gains of $8.0 million. The Company retained the franchise rights on the AmeriSuites sales under franchise agreements generally ranging from ten to twenty years.

   In addition to the hotels sold in 2000 and 2001, the Company has four hotels that are currently being marketed for sale with a carrying value of $22.2 million as of December 31, 2001. These hotels consist of three Wellesley Inns and one full-service hotel which contributed $2.4 million and $1.4 million, respectively of operating income for the year ended December 31, 2001. In addition, land parcels with a carrying value of $9.9 million are also for sale. During 2001, the Company recorded a valuation allowance of $6.7 million against various land parcels held for sale. The adjustment represented the difference between the carrying cost of the assets and the fair market value, less the costs to sell the assets and is recorded in other income, net in Company's consolidated statement of income. Management estimated the fair market value based on comparative land sales in their respective markets. The Company completed the sale of the full-service hotel and one of the Wellesley Inns in January 2002. The realized gross proceeds of approximately $15.4 million on these sales resulted in gains of approximately $700,000. The Company anticipates the sale of the remaining two properties to be completed during 2002. The Company has discontinued depreciating these assets while they are held for sale.

Note 4--Property, Equipment and Leasehold Improvements

   Property, equipment and leasehold improvements consist of the following (in thousands):

                                                          December 31,
                                                     ----------------------   Years of
                                                        2001        2000     Useful Life
                                                     ----------  ----------  -----------
Land and land leased to others(a)................... $  140,497  $  157,698
Hotels..............................................    764,372     767,243   20 to 40
Furniture, fixtures and autos.......................    169,745     165,748    3 to 10
Leasehold improvements..............................     78,776      61,165    3 to 40
Construction in progress............................     11,151       6,097
                                                     ----------  ----------
   Sub-total........................................  1,164,541   1,157,951
Less accumulated depreciation and amortization......   (175,532)   (141,954)
                                                     ----------  ----------
Total property, equipment and leasehold improvements $  989,009  $1,015,997
                                                     ==========  ==========

--------
(a) Included in land at December 31, 2001 and 2000, was $3.8 million and $7.8 million, respectively, of land associated with hotels under construction.

   At December 31, 2001, the Company is the lessor of land and certain restaurant facilities in Company-owned hotels with an approximate aggregate book value of $6.8 million pursuant to noncancelable operating

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES leases expiring on various dates through 2010. Minimum future rent under such leases for each of the next 5 years subsequent to December 31, 2001, and thereafter are as follows:

              2002......................................... $  754
              2003.........................................    646
              2004.........................................     38
              2005.........................................     39
              2006.........................................     42
              Thereafter...................................    167
                                                            ------
              Total........................................ $1,686
                                                            ======

   Depreciation and amortization expense on property, equipment and leasehold improvements was $38.4 million, $41.4 million and $45.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

   During the years ended December 31, 2001, 2000 and 1999, the Company capitalized $1.6 million, $2.3 million and $11.0 million, respectively, of interest related to borrowings used to finance hotel construction.

   In order to facilitate future tax-deferred exchanges of hotel properties, the Company entered into arrangements with an unaffiliated third party under
Section 1031 of the Internal Revenue Code of 1986, as amended. At December 31, 2001, the Company had loans of approximately $138.3 million to such third party, which represented the total costs to construct and furnish 15 AmeriSuites hotels. These loans are classified as property, equipment and leasehold improvements in the Company's accompanying financial statements.

Note 5--Mortgages and Notes Receivable

   Mortgages and notes receivable are comprised of the following (in thousands):

                                                             December 31,
                                                           ----------------
                                                             2001     2000
                                                           -------  -------
   Properties operated by the Company(a).................. $ 9,491  $ 9,870
   Other(b)...............................................   2,922    5,427
                                                           -------  -------
   Total mortgage and notes receivable....................  12,413   15,297
   Less current portion...................................    (460)  (3,306)
                                                           -------  -------
   Long-term portion...................................... $11,953  $11,991
                                                           =======  =======

--------
(a) At December 31, 2001, the Company is the holder of mortgage notes receivable with a book value of $9.5 million secured by the Company's leasehold positions in three hotels. These notes bear interest at rates ranging from 8.5% to 13.0% and mature on various dates from 2008 through 2015. The mortgages were derived from the sales of hotel properties.
(b) Other notes receivable consist primarily of mezzanine loans issued to franchisees, as well as loans secured by hotel properties not currently managed by the Company. Other notes receivable mature through 2011 and bear interest at an approximate effective rate of 8.3%.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

Note 6--Debt

   Debt consists of the following (in thousands):

                                                        December 31,
                                                     ------------------
                                                       2001      2000
                                                     --------  --------
       9.75% Senior Subordinated Notes(a)........... $190,000  $200,000
       Revolving Credit Facility(b).................       --        --
       9.25% First Mortgage Notes(c)................  103,970   104,070
       Mortgages and other notes payable(d).........   26,062    41,619
                                                     --------  --------
       Total debt...................................  320,032   345,689
       Less current maturities......................  (10,296)   (4,702)
                                                     --------  --------
       Long-term debt, net of current portion....... $309,736  $340,987
                                                     ========  ========

--------
(a) In March 1997, the Company issued $200.0 million 9.75% Senior Subordinated Notes due 2007 ("Senior Subordinated Notes") in reliance upon Rule 144A under the Securities Act of 1933, as amended. Interest on the notes is paid semi-annually on April 1 and October 1. The notes are unsecured obligations of the Company and contain certain covenants including limitations on the incurrence of debt, dividend payments, certain investments, and transactions with affiliates, asset sales and mergers and consolidations. These notes are redeemable, in whole or in part, at the option of the Company on or after April 1, 2002 at premiums to principal, which decline on eachanniversary date. As of December 31, 2001, the Company had repurchased and retired $10.0 million of these notes.

(b) The Company established a revolving credit facility (the "Revolving Credit Facility") in 1996 with a group of financial institutions providing for availability of funds up to the lesser of $100.0 million or a borrowing base determined under the agreement. In December 1997, the Revolving Credit Facility was amended and the availability of funds was increased to $200.0 million. Pursuant to the terms of the agreements, the aggregate amount of the Revolving Credit Facility was reduced to $175.0 million in December 2000 and was further reduced to $125.0 million in December 2001. The Revolving Credit Facility is secured by first liens on certain of the Company's hotels with recourse to the Company. Availability under the facility is subject to a borrowing base test and certain other covenants. The Revolving Credit Facility bears interest at LIBOR plus 2.0%, which is paid monthly. Under its terms, the Facility was to expire in December 2001 with a one-year renewal option. In December 2001, the Company exercised its option and the Facility is now available through December 2002. The Revolving Credit Facility contains covenants requiring the Company to maintain certain financial ratios and limitations on the incurrence of debt, liens, dividend payments, stock repurchases, certain investments, transactions with affiliates, asset sales, mergers and consolidations and any change of control of the Company. In October 1999, the Revolving Credit Facility was amended to allow an additional $100 million of share repurchases. The purchases of these additional shares are limited to 50% of the proceeds from asset sales. In April 2000, the Revolving Credit Facility was amended to allow for additional retirements of other debt owed by the Company.

    During 2001, the Company had gross borrowings and subsequent repayments of $13.0 million under the Revolving Credit Facility. As of December 31, 2001, the Company had no outstanding borrowings under this facility and had additional borrowing capacity of $114.4 million under its borrowing base test.

(c) During 1996, the Company issued $120 million of 9.25% First Mortgage Notes due 2006. Interest on the notes is payable semi-annually on January 15 and July 15. At December 31, 2001, the notes are secured by first liens on 17 hotels with net book value of $109.4 million and contain certain covenants including limitations on the incurrence of debt, dividend payments, certain investments, and transactions with affiliates, asset sales and mergers and consolidations. These notes are redeemable, in whole or in part, at the

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES option of the Company after January 15, 2001 at premiums to principal, which decline on each anniversary date. As of December 31, 2001, the Company had repurchased and retired $16.0 million of these notes.

(d) The Company has mortgage and other notes payable of approximately $26.1 million that are secured by mortgage notes receivable and hotel properties with a book value of $61.3 million. Principal and interest on these mortgages and notes are generally paid monthly. At December 31, 2001 these notes bear interest at rates ranging from 6.7% to 8.6%, with a weighted average interest rate of 6.8%, and mature from 2002 through 2009. In February 2002, the Company repaid $9.2 million on these mortgages.

   In October 1999, the Company entered into an interest rate protection agreement with a major financial institution, which reduced the Company's exposure to fluctuations in interest rates by effectively fixing interest rates on $40.0 million of variable interest rate debt. Under this agreement, on a monthly basis the Company paid a fixed rate of interest of 6.03% and received a floating interest rate payment equal to the 30 day LIBOR rate on a $40.0 million notional principal amount. Due to the Company's limited exposure to interest rate fluctuations (approximately $9.3 million of floating rate debt at December 31, 2001), the agreement was subsequently terminated in October 2000 and all unamortized costs were recognized in the Company's consolidated financial statements.

   Maturities of long-term debt subsequent to December 31, 2001 are as follows (in thousands):

         2002................................................ $ 10,296
         2003................................................    1,052
         2004................................................    1,122
         2005................................................      925
         2006................................................  104,220
         Thereafter..........................................  202,417
                                                              --------
         Total............................................... $320,032
                                                              ========

Note 7--Other Current Assets/Liabilities

   Other current assets consist of the following (in thousands):

                                                        December 31,
                                                       ---------------
                                                        2001    2000
                                                       ------- -------
         Hotel inventories............................ $12,959 $13,589
         Prepaid federal income tax...................  12,416      --
         Deferred tax asset...........................   5,591   6,037
         Accrued interest receivable..................     139     455
         Prepaid expenses.............................   1,725   2,298
         Other........................................   1,541   1,398
                                                       ------- -------
            Total current assets...................... $34,371 $23,777
                                                       ======= =======

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   Other current liabilities consist of the following (in thousands):

                                                    December 31,
                                                   ---------------
                                                    2001    2000
                                                   ------- -------
              Accounts payable.................... $ 5,579 $ 6,019
              Construction payables...............     879     554
              Interest payable....................   9,130   9,174
              Accrued payroll and related benefits   4,680   4,698
              Accrued expenses....................  16,589  22,366
              Accrued sales and use taxes.........   2,585   3,563
              Insurance reserves..................   4,694   3,385
              Other...............................   6,987     653
                                                   ------- -------
                 Total current liabilities........ $51,123 $50,412
                                                   ======= =======

Note 8--Commitments and Contingencies

   Leases

   The Company leases various hotels under lease agreements with initial terms expiring at various dates from 2003 through 2061. The Company has options to renew certain of the leases for periods ranging from 1 to 99 years. Rental payments are based on minimum rentals plus a percentage of the hotel properties' revenues in excess of stipulated amounts.

   The Company operates 28 hotels under lease agreements, primarily with Real Estate Investment Trusts ("REITs"). These are comprised of 24 AmeriSuites owned by Hospitality Properties Trust (HPT), three AmeriSuites owned by Sholodge and one full-service hotel owned by Winston Hotels ("Winston"). The leases are with subsidiaries of Prime and have terms ranging from 10 to 13 years expiring from 2007 to 2013 with certain renewal options. The 27 hotels leased from HPT and Sholodge provide for a fixed annual minimum rent plus eight percent of revenue in excess of a base year. The hotel leased from Winston provides for rent equal to the greater of base rent, which increases annually by the inflation rate, or percentage rent based on a percentage of room, food and beverage and other revenue.

   In September 2001, Prime notified Winston that it would no longer fund rent payments in the event that the hotel's cash flow is insufficient to cover the rent. Winston has notified Prime that it is in default under its lease. Prime's obligations under the lease are limited to its security deposit which approximates $500,000.

   All of the lease agreements related to the 27 AmeriSuites hotels maintain restrictions which prevent the Company from operating an AmeriSuites hotel or similar type of hotel with a restricted area.

   On January 1, 2002, the Company converted its leases on 19 AmeriSuites it leased from Equity Inns into management agreements. These management agreements run for the unexpired term of the leases they replaced and require Prime to guarantee a certain minimum level of cash flow (See Note 3).

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

Below is a schedule of the future guaranteed minimum cash flow levels (in thousands):

                                              Operating Management
                                               Leases   Agreements  Total
                                              --------- ---------- --------
     2002.................................... $ 35,647   $ 20,140  $ 55,787
     2003....................................   35,628     20,140    55,768
     2004....................................   35,381     20,140    55,521
     2005....................................   35,289     20,140    55,429
     2006....................................   35,224     20,140    55,364
     Thereafter..............................  227,437     25,416   252,853
                                              --------   --------  --------
     Total................................... $404,606   $126,116  $530,722
                                              ========   ========  ========

   Rental expense for all operating leases, including those with terms of less than one year, consist of the following for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                                        December 31,
                                                   -----------------------
                                                    2001    2000    1999
                                                   ------- ------- -------
     Rentals...................................... $65,709 $56,878 $43,397
     Contingent rentals...........................   5,738  14,859  12,826
                                                   ------- ------- -------
        Rental expense............................ $71,447 $71,737 $56,223
                                                   ======= ======= =======

   Such amounts are included in occupancy and other operating expenses in the accompanying consolidated financial statements.

   Employee Benefits

   The Company does not provide any material post employment benefits.

   Litigation

   The Company currently and from time to time is involved in litigation arising in the ordinary course of its business. The Company does not believe that it is involved in any litigation that is likely, individually or in the aggregate, to have a material adverse effect on its financial condition or results of operations or cash flows.

   On August 18, 1999, plaintiff, a former employee of the Company, filed a complaint against the Company in the United States District Court for the Virgin Islands (the "Court"). The complaint alleges that the Company contracted in 1978 to pay plaintiff ten percent of the pre-tax earnings on any use or sale of a 16.354-acre property on St. Thomas, U.S. Virgin Islands known as the "Gilbert Land," and that the Company breached this contract by making commercial use of the Gilbert Land without paying the plaintiff. The complaint seeks compensatory, incidental and consequential damages, interest and costs, a declaratory judgment that the Company is liable for payment of ten percent of pre-tax earnings on use or sale of the Gilbert Land, and attorneys' fees and expenses. Prime believes the plaintiff's action is without merit and intends to vigorously defend this case.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

Note 9--Income Taxes

   The provision for income taxes (including amounts applicable to extraordinary items) consisted of the following for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                          December 31,
                                    ------------------------
                                      2001    2000     1999
                                    -------  ------- -------
                  Current:
                     Federal....... $(1,153) $15,114 $24,362
                     State.........    (903)   4,100   5,800
                                    -------  ------- -------
                                     (2,056)  19,214  30,162
                  Deferred:
                     Federal.......  22,494   18,144  (6,560)
                     State.........   4,724    2,600  (1,300)
                                    -------  ------- -------
                                     27,218   20,744  (7,860)
                                    -------  ------- -------
                         Total..... $25,162  $39,958 $22,302
                                    =======  ======= =======

   Income taxes are provided at the applicable federal and state statutory rates. The tax effects of the changes in the temporary differences in the areas listed below resulted in deferred income tax provisions for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                                                     December 31,
                                                              --------------------------
                                                                2001     2000     1999
                                                              -------  -------  --------
Utilization of net operating loss............................      --  $ 3,057  $  3,057
Amortization of deferred gains...............................  16,928    3,495     3,510
Amortization of pre-fresh start basis differences--properties
  and notes..................................................      --       --       432
Change in accounting method for depreciation.................  10,675       --        --
Depreciation.................................................    (350)    (268)      863
Property valuation reserves..................................  (1,131)    (875)  (10,166)
Property sales...............................................    (546)  14,895    (3,005)
State income tax, net of federal income tax benefit..........   3,070    1,690      (845)
Other........................................................  (1,428)  (1,250)   (1,706)
                                                              -------  -------  --------
   Total..................................................... $27,218  $20,744  $ (7,860)
                                                              =======  =======  ========

   The following is a reconciliation of the statutory Federal tax rate to the Company's effective income tax rate:

                                                         December 31,
                                                     ------------------
                                                      2001   2000   1999
                                                     ----   ----   ----
      Statutory Federal tax rate.................... 35.0%  35.0%  35.0%
      State income taxes, net of Federal tax benefit  3.8%   4.3%   5.1%
      Other, net....................................  (.3)% (0.3)% (1.1)%
                                                     ----   ----   ----
         Effective income tax rate.................. 38.5%  39.0%  39.0%
                                                     ====   ====   ====

   At December 31, 2001, the Company had available federal net operating loss carry forwards related to PMI of approximately $52.4 million, which will expire in 2006. This amount is subject to an annual utilization

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES limitation of $8.7 million under the Internal Revenue Code due to a change in ownership of the Company upon consummation of the Plan.

   The Company has not recognized the future tax benefits associated with the net operating loss carryforwards. Accordingly, the Company has provided a valuation allowance of approximately $19.3 million against the deferred tax asset at December 31, 2001. To the extent any available carry forwards or other tax benefits related to PMI are utilized, the amount of tax benefit realized will be treated as a contribution to stockholders' equity and will have no effect on the income tax provision for financial reporting purposes. For the years ended December 31, 2001, 2000 and 1999, the Company recognized $0, $3.1 million and $3.1 million per year, respectively, of such benefits as a contribution to stockholders' equity and a corresponding reduction of the valuation allowance associated with the net operating losses.

   Additionally, the Company recognized $484,000 as a contribution to stockholders' equity for the year ended December 31, 1999 which represents the amortization of pre-fresh start tax basis differences related to properties and notes receivable.

   At December 31, 2001, the Company had deferred tax liabilities of $40.1 million relating to the differences in the methods of accounting for the Company's fixed assets.

Note 10--Common Stock and Common Stock Equivalents

   Common Stock

   During 2001, the Company repurchased approximately 376,200 shares of its common stock for $3.7 million at average cost of $9.86 per share. In 2000, the Company repurchased 3.9 million shares of its common stock for $31.0 million for a total average cost of $8.00. The Revolving Credit Facility limits the purchase of these shares to 50% of the proceeds from asset sales not to exceed $100 million. Through February 6, 2002, the Company has repurchased $34.7 million of its shares under this covenant and has $65.3 million of availability based on the proceeds from asset sales.

   Stock Options

   The Company has adopted various stock option and performance incentive plans under which options to purchase shares of common stock may be granted to directors, officers or key employees under terms determined by the Board of Directors. At December 31, 2001, a total of 6.6 million options were outstanding with another 2.7 million options available to be issued. At December 31, 2001, the weighted average contractual life remaining related to these plans is approximately 8.2 years and the weighted average exercise price of the options outstanding is $8.34.

   In October 2001, the Company granted options to purchase 3,000,000 shares of common stock to the Company's president and CEO. These options vest ratably over a three year period. The options are priced at $9.12 per share, which reflects the market value at the date of grant, and expire in 2011. At December 31, 2001, all of these options were outstanding.

   In October 1998, the Board of Directors granted options to purchase 1,750,000 shares of common stock to the Company's president and CEO. These options vest ratably over a five-year period with respect to 1,000,000 of the options. The additional 750,000 options vest as certain performance criteria are met or, if the criteria are not met, the options vest eight years after the original grant date. At December 31, 2001, 1,750,000 options were

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES outstanding under this plan. The options are priced at $5.91 per share, which reflects the market value at the date of grant, and expire in 2008.

   Under the 1995 Employee Stock Option Plan, options to purchase shares of common stock may be granted at the fair market value of the common stock at the date of grant. Options can generally be exercised during a participant's employment with the Company in equal annual installments over a three-year period from the date of grant and expire ten years from the date of grant. During 2001, 2000 and 1999, respectively, options to purchase 268,000, 454,000 and 544,000 shares of common stock, respectively, were granted under this plan. At December 31, 2001, 1,527,000 options were outstanding under this plan. The options are priced from $4.72 to $11.25 and expire from 2005 to 2011.

   Under the 1995 Non-Employee Director Stock Option Plan, options to purchase 10,000 shares of common stock are automatically granted to each non-employee director at the fair market value of the common stock at the date of grant. All options will be fully vested and exercisable one year after the date of grant and will expire ten years after the date of grant, or earlier if the non-employee director ceases to be a director. During 1998 options to purchase 190,000 shares of common stock were granted under this plan. At December 31, 2001, 330,000 options were outstanding under this plan. The options are priced from $9.31 to $10.00 and expire from 2005 to 2008.

   Under the Company's 1992 Stock Option and Performance Incentive Plans, options to purchase 81,000 shares of common stock were outstanding at December 31, 2000. The unexercised options relating to this plan expired on December 31, 2001.

   Effective January 1, 1996, the Company adopted the provisions of FASB 123, Accounting for Stock-Based Compensation. As permitted by the Statement, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for performance-based awards, which was not significant. Had the fair value method of accounting been applied to the Company's stock plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, net income would have been $37.7 million or $.82 per share in 2001, $57.2 million, or $1.22 per share in 2000 and $32.0 million, or $.61 per share in 1999. This pro forma impact only takes into account options granted since January 1, 1998 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The weighted average fair value of options granted during 2001, 2000 and 1999 was $4.83, $4.44 and $5.92, respectively.

   The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $9.09 in 2001, $9.16 in 2000, and $11.25 in 1999 and the following weighted average assumptions: risk-free interest rate of 5.05% in 2001 and 5.05% in 2000 and 6.23% in 1999, volatility of 46.1% in 2001 and 39.5% for 2000 and 42.3% in
1999, and dividend yield of 0.0% for 2001, 2000 and 1999.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   The following is a summary of the stock options outstanding:

                                                 Number of  Option Price
                                                  Shares     Per Share
                                                ----------  -------------
       Outstanding at December 31, 1998........  5,359,000
       Granted.................................    544,000  $11.25-$11.25
       Exercised...............................   (549,000) $ 3.20-$10.00
       Canceled................................ (1,365,000) $ 3.63-$20.16
                                                ----------  -------------
       Outstanding at December 31, 1999........  3,989,000
       Granted.................................    454,000  $ 9.16-$10.41
       Exercised...............................   (229,000) $ 4.72-$10.00
       Canceled................................   (367,000) $ 4.72-$11.25
                                                ----------  -------------
       Outstanding at December 31, 2000........  3,847,000
       Granted.................................  3,268,000  $ 8.60-$ 9.12
       Exercised...............................   (245,000) $ 4.72-$11.25
       Canceled................................   (263,000) $ 4.72-$11.25
                                                ----------  -------------
       Outstanding at December 31, 2001........  6,607,000  $ 4.72-$13.78
                                                ==========
       Exercisable at December 31, 1999........  1,410,000  $ 4.72-$13.78
                                                ==========
       Exercisable at December 31, 2000........  1,705,000  $ 4.72-$13.78
                                                ==========
       Exercisable at December 31, 2001........  1,860,000  $ 4.72-$11.25
                                                ==========  =============

Note 11--Earnings Per Share

                                                   For the Year Ended,
                                                    December 31, 2001
                                                 ------------------------
                                                                Per-Share
                                                 Income  Shares  Amount
                                                 ------- ------ ---------
      Basic Earnings per Share:
      Net income................................ $40,193 44,740   $.90
      Diluted Earnings per Share:
      Common stock equivalents..................      --  1,138     --
                                                 ------- ------   ----
      Net income plus assumed conversions....... $40,193 45,878   $.88
                                                 ======= ======   ====

                                                   For the Year Ended,
                                                    December 31, 2000
                                                 ------------------------
                                                                Per-Share
                                                 Income  Shares  Amount
                                                 ------- ------ ---------
      Basic Earnings per Share:
      Net income................................ $62,500 45,718   $1.37
      Diluted Earnings per Share:
      Common stock equivalents..................      --    806      --
                                                 ------- ------   -----
      Net income plus assumed conversions....... $62,500 46,524   $1.34
                                                 ======= ======   =====

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                                                   For the Year Ended,
                                                    December 31, 1999
                                                 ------------------------
                                                                Per-Share
                                                 Income  Shares  Amount
                                                 ------- ------ ---------
      Basic Earnings per Share:
      Net income................................ $34,882 50,966   $.68
      Diluted Earnings per Share:
      Common stock equivalents..................      --  1,028     --
                                                 ------- ------   ----
      Net income plus assumed conversions....... $34,882 51,994   $.67
                                                 ======= ======   ====

   Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Dilutive earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year adjusted for the incremented shares attributed to outstanding options which represents common stock equivalents.

Note 12--Hotel Revenues

   Hotel revenues consist of lodging revenues (which consist primarily of room, telephone and vending revenues) and food and beverage revenues. For the years ended December 31, 2001, 2000 and 1999 hotel revenues were comprised of the following:

                                                      December 31,
                                               --------------------------
                                                 2001     2000     1999
                                               -------- -------- --------
      Lodging revenues........................ $433,462 $483,565 $469,653
      Food and beverage revenues..............   27,952   44,723   52,497
                                               -------- -------- --------
         Total hotel revenues................. $461,414 $528,288 $522,150
                                               ======== ======== ========

Note 13--Valuation and Other Charges--Operating Hotels

   Valuation and other charges in 1999 consist of a $29.1 million valuation allowance related to certain non-prototype HomeGate properties and the Frenchman's Reef hotel and $1.4 million for severance charges. Both the Homegate properties and the Frenchman's Reef hotel were subsequently sold in 2000.

Note 14--Other Income, Net

   Other income consists of items, which are not considered part of the Company's recurring operations and is composed of the following for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                                      December 31,
                                                ------------------------
                                                  2001    2000     1999
                                                -------  ------- -------
       Gains on property sales and lease
         terminations.......................... $36,329  $13,901 $ 7,993
       Valuation reserves--non-hotel assets....  (6,745)      --      --
       Loss on the sale of marketable
         securities............................  (4,346)      --  (4,811)
       Contract termination fee................      --       --   4,000
       Other...................................  (2,977)      --      --
                                                -------  ------- -------
          Total................................ $22,261  $13,901 $ 7,182
                                                =======  ======= =======

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

Note 15--Other Comprehensive Income

   For the years ended December 31, 2001, 2000 and 1999, comprehensive income consisted of the following (in thousands):

                                                       December 31,
                                                 ------------------------
                                                  2001     2000    1999
                                                 ------- -------  -------
      Net income................................ $40,193 $62,500  $34,882
      Unrealized (loss) gain on marketable
        securities, (net of income taxes of
        $1,814, $92, and (1,338), respectively
        for 2001, 2000 and 1999)................   2,837    (144)   2,299
                                                 ------- -------  -------
         Total.................................. $43,030 $62,356  $37,181
                                                 ======= =======  =======

Note 16--Financial Instruments and Concentration of Credit Risk

   The fair values of non-current financial assets and liabilities and other financial instruments are shown below (in thousands). The fair values of current assets and current liabilities approximate their reported carrying amounts.

                                                December 31,
                                   ---------------------------------------
                                          2001                2000
                                   ------------------- -------------------
                                   Carrying            Carrying
                                    Amount  Fair Value  Amount  Fair Value
                                   -------- ---------- -------- ----------
     Mortgage and notes receivable $ 11,953  $ 11,953  $ 11,991  $ 11,991
     Long-term debt...............  309,736   311,296   340,987   337,987

   The fair value for mortgages and notes receivable is based on discounted cash flows and other methods applicable to the industry. Valuations for long-term debt are based on quoted market prices or current rates available to the Company for debt of the same maturities.

   The Company's mortgages and other notes receivable (See Note 5) are derived primarily from and are secured by hotel properties, which constitutes a concentration of credit risk. These notes are subject to many of the same risks as the Company's operating hotel assets. A significant portion of the collateral is located in the Northeastern United States.

Note 17--Related Party Transactions

   The following summarizes significant financial information with respect to transactions with present officers, directors, their relatives and certain entities they control or in which they have a beneficial interest for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                                           December 31,
                                                          --------------
                                                          2001 2000 1999
                                                          ---- ---- ----
       Management and other fee income................... $121 $165 $136

The amounts above relate to two hotels managed by the Company for an entity controlled by the Company's Chairman and Chief Executive Officer.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

Note 18--Supplemental Cash Flow Information

   The following summarizes non-cash investing and financing activities for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                                                                December 31,
                                                                             -------------------
                                                                             2001  2000    1999
                                                                             ---- ------- ------
Marketable securities exchanged in connection with the acquisition of hotels  --  $ 1,652 $   --
Hotels received in settlements of mortgage notes receivable.................  --       --  2,800
Hotels sold in exchange for assumption of debt..............................  --   17,364     --
Note receivable and equity interests received from the sale of hotels.......  --    3,348     --

   Cash paid for interest was $32.3 million, $43.0 million and $51.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

   Cash paid for income taxes was $12.5 million, $21.0 million and $31.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 19--Geographic and Business Information

   The Company's hotels primarily operate in three major lodging industry segments: the all-suites segment, under its AmeriSuites brand; the limited-service segment, primarily under its Wellesley Inns & Suites brand and the full-service segment under major national franchises. The AmeriSuites are upscale, all-suite limited service hotels containing approximately 128 suites and are located in 31 states throughout the United States. The Wellesley Inns & Suites hotels compete in the mid-price segment, and are primarily located in the Northeast, Texas and Florida regions of the United States. A Wellesley Inn & Suites hotel has between 100 to 140 rooms and suites. Non-proprietary brand hotels compete primarily in the upscale full-service segment, with food and beverage service and banquet facilities under franchise agreements with national hotel brands. The Company's full-service hotels are primarily located in the northeastern region of the United States.

   The Company evaluates the performance of its segments based primarily on earnings before interest, taxes and depreciation and amortization ("EBITDA") generated by the operations of its Owned Hotels. Interest expense is primarily related to debt incurred by the Company through its corporate obligations and collateralized by certain of its hotel properties. The Company's taxes are included in the consolidated Federal income tax return of the Company and are allocated based upon the relative contribution to the Company's consolidated taxable income/losses and changes in temporary differences. Other income, net consist of property transactions, which are not part of the recurring operation of the Company. The allocation of interest expense, taxes and other income, net are not evaluated at the segment level and therefore, would be necessary in order to reconcile EBITDA to consolidated net income on the consolidated financial statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   The following table presents revenues and other financial information by business segment for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                               Limited   Full    Corporate/
December 31, 2001                   All-Suites Service  Service    Other    Consolidated
-----------------                   ---------- -------- -------- ---------- ------------
Revenues...........................  $261,479  $ 90,167 $109,768  $15,697    $  477,111
EBITDA (1).........................    66,620    29,318   25,100   (9,521)      111,517
Depreciation and Amortization......    19,270    11,702    5,662    1,542        38,176
Capital expenditures...............    26,458    10,109    3,389    2,932        42,888
Total Assets.......................   597,780   363,802  107,828   87,360     1,156,770

                                               Limited   Full    Corporate/
December 31, 2000                   All-Suites Service  Service    Other    Consolidated
-----------------                   ---------- -------- -------- ---------- ------------
Revenues...........................  $257,975  $107,285 $163,028  $19,833    $  548,121
EBITDA (1).........................    80,183    41,720   39,061    6,537       167,501
Depreciation and Amortization......    19,855    12,724    6,985    1,175        40,739
Capital expenditures...............    20,039     8,351    6,381    4,243        39,014
Total Assets.......................   600,196   372,997  115,771   76,908     1,165,872

                                               Limited   Full    Corporate/
December 31, 1999                   All-Suites Service  Service    Other    Consolidated
-----------------                   ---------- -------- -------- ---------- ------------
Revenues...........................  $238,656  $103,271 $180,223  $ 19,986   $  542,136
EBITDA (1).........................    87,714    41,049   39,371     6,188      174,322
Depreciation and Amortization......    20,876    13,619    9,338       936       44,769
Capital expenditures...............    54,084    41,871   11,239     1,203      108,397
Total Assets.......................   590,579   429,395  196,123   112,682    1,328,779

--------
(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization from the hotels.

NOTE 20--Discontinued Operations

   The operating results of the Full Service hotel and the Wellesley Inn sold during January 2002 (see note 3) have been presented as discontinued operations for all periods presented.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                                   March 31,  December 31,
                                                                                     2002         2001
                                                                                  ----------- ------------
                                                                                  (Unaudited)
                                     ASSETS
Current assets:
   Cash and cash equivalents..................................................... $   36,626   $   30,091
   Accounts receivable (net of allowances of $758 and $1,065 in 2002
     in 2002 and 2001, respectively).............................................     18,286       19,486
   Current portion of mortgages and notes receivable.............................        452          460
   Other current assets..........................................................     37,164       34,371
                                                                                  ----------   ----------
       Total current assets......................................................     92,528       84,408
Property, equipment and leasehold improvements,
  net of accumulated depreciation and amortization...............................  1,000,119      989,009
Properties held for sale.........................................................         --       32,106
Mortgages and notes receivable, net of current portion...........................     12,074       11,953
Other assets.....................................................................     40,577       39,294
                                                                                  ----------   ----------
   TOTAL ASSETS.................................................................. $1,145,298   $1,156,770
                                                                                  ==========   ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of debt....................................................... $    1,001   $   10,296
   Current portion of deferred income............................................      3,766        4,022
   Other current liabilities.....................................................     51,612       51,123
                                                                                  ----------   ----------
       Total current liabilities.................................................     56,379       65,441

Long-term debt, net of current portion...........................................    309,709      309,736
Other liabilities................................................................      6,486       10,564
Deferred income taxes............................................................     44,620       44,620
Deferred income..................................................................     17,682       18,468
                                                                                  ----------   ----------
       Total liabilities.........................................................    434,876      448,829
Commitments and contingencies
Stockholders' equity:
   Preferred stock, par value $.10 per share; 20,000,000 shares authorized; none issued......................................................................
   Common stock, par value $.01 per share;
     75,000,000 shares authorized; 56,384,401
     and 56,221,567 shares issued and outstanding at
     March 31, 2002 and December 31, 2001, respectively..........................        564          562
   Capital in excess of par value................................................    526,771      525,068
   Retained earnings.............................................................    297,934      297,159
   Accumulated other comprehensive loss, net of taxes............................         --           (1)
   Treasury stock (11,507,078 shares at March 31, 2002
     and December 31, 2001)......................................................   (114,847)    (114,847)
                                                                                  ----------   ----------
       Total stockholders' equity................................................    710,422      707,941
                                                                                  ----------   ----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................................ $1,145,298   $1,156,770
                                                                                  ==========   ==========

     See Accompanying Notes to Interim Consolidated Financial Statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
                  Three Months Ended March 31, 2002 and 2001
                   (In thousands, except per share amounts)

                                                                      2002     2001
                                                                    -------  --------
Revenues:
   Hotel revenues.................................................. $94,762  $125,087
   Management, franchise and other fees............................   2,750     3,675
   Rental and other revenues.......................................     612       898
                                                                    -------  --------
       Total revenues..............................................  98,124   129,660
Cost and expenses:
   Hotel operating expenses........................................  52,289    66,111
   Rent and other occupancy........................................  21,407    23,286
   General and administrative......................................   6,566     7,334
   Depreciation and amortization...................................   9,990     9,264
                                                                    -------  --------
       Total costs and expenses....................................  90,252   105,995
Operating income...................................................   7,872    23,665
Investment income..................................................     485       576
Interest expense...................................................  (7,753)   (8,908)
Other income, net..................................................      --        --
                                                                    -------  --------
Investment before income taxes and discontinued operations.........     604    15,333
Provision for income taxes.........................................     236     5,903
                                                                    -------  --------
Income before discontinued operations..............................     368     9,430
Discontinued operations:
   (Loss) income from discontinued operations, net of income taxes.     (25)      176
   Gain on disposal, net of income taxes...........................     431        --
                                                                    -------  --------
Net income......................................................... $   774  $  9,606
                                                                    =======  ========
Earnings per common share:
Basic:
   Income before discontinued operations........................... $  0.01  $   0.21
   Income from discontinued operations, net of income taxes........    0.01      0.00
                                                                    -------  --------
Net earnings....................................................... $  0.02  $   0.21
                                                                    =======  ========
Diluted:
   Income before discontinued operations........................... $  0.01  $   0.21
   Income from discontinued operations, net of income taxes........    0.01      0.00
                                                                    -------  --------
Net earnings....................................................... $  0.02  $   0.21
                                                                    =======  ========

     See Accompanying Notes to Interim Consolidated Financial Statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                  Three Months Ended March 31, 2002 and 2001
                                (In thousands)

                                                                                        2002     2001
                                                                                      -------  -------
Cash flows from operating activities:
   Net Income........................................................................ $   774  $ 9,606
   Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization.....................................................   9,990    9,427
   Amortization of deferred financing costs..........................................     811      763
   Utilization of net operating loss carryforwards...................................     495      764
   Net gain on asset disposals.......................................................    (706)      --
   Deferred income taxes.............................................................      --      977
   Amortization of deferred income...................................................    (882)  (2,538)
   Increase (decrease) from changes in other operating assets and liabilities:
       Accounts receivable...........................................................   1,200   (5,226)
       Other current assets..........................................................  (2,772)  (1,644)
       Other liabilities.............................................................  (3,969)  (3,404)
                                                                                      -------  -------
       Net cash provided by operating activities.....................................   4,941    8,725
Cash flows from investing activities:
   Proceeds from mortgages and notes receivable......................................      98    1,452
   Disbursements for mortgages and notes receivable..................................    (243)    (201)
   Proceeds from sales of property, equipment and leasehold improvements.............  15,022    4,664
   Construction and conversion of hotels.............................................  (2,836)  (2,734)
   Purchases of property, equipment and leasehold improvements.......................    (697)  (3,953)
   Other.............................................................................  (1,640)    (935)
                                                                                      -------  -------
       Net cash provided by (used in) investing activities...........................   9,704   (1,707)
Cash flows from financing activities:
   Net proceeds from issuance of debt................................................      --    8,965
   Payments of debt..................................................................  (9,322)  (5,833)
   Proceeds from the exercise of stock options.......................................   1,212      637
                                                                                      -------  -------
       Net cash (used in) provided by financing activities...........................  (8,110)   3,769
   Net increase in cash and cash equivalents.........................................   6,535   10,787
   Cash and cash equivalents at beginning of period..................................  30,091    1,735
                                                                                      -------  -------
   Cash and cash equivalents at end of period........................................ $36,626  $12,522
                                                                                      =======  =======
SUPPLEMENTAL CASH FLOW DISCLOSURES OF NON-CASH ACTIVITIES:
   Reclassification of Assets Held for Sale to Property.............................. $17,483  $    --
   Land acquired in exchange for notes receivable.................................... $    --  $ 1,952
OTHER CASH FLOW DISCLOSURES:
   Interest paid..................................................................... $ 5,685  $ 6,943
   Income taxes paid................................................................. $    42  $   390

     See Accompanying Notes to Interim Consolidated Financial Statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  Three Months Ended March 31, 2002 and 2001
                                  (Unaudited)

NOTE 1--BASIS OF PRESENTATION

   In the opinion of management, the accompanying interim unaudited consolidated financial statements of Prime Hospitality Corp. and subsidiaries (the "Company") contain all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 2002 and the results of its operations for the three months ended March 31, 2002 and 2001 and cash flows for the three months ended March 31, 2002 and 2001.

   The consolidated financial statements for the three months ended March 31, 2002 and 2001 were prepared on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2001. Certain reclassifications have been made to the March 31, 2001 consolidated financial statements to conform them to the March 31, 2002 presentation.

   The consolidated results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year. These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

   The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date, but does not included all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

NOTE 2--ACCOUNTING POLICIES

   In October 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Disposed of"; however it retains the fundamental provisions of that statement related to the recognition of measurement of the impairment of long-lived assets to be "held and used". In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The Company adopted the Statement in the first quarter of this year. Management does not anticipate that the adoption of this Statement will have an effect on earnings or the financial position of the Company.

NOTE 3--HOTEL DISPOSITIONS

   During the three months ended March 31, 2002, the Company sold a Radisson Hotel in Trevose, PA and a Wellesley Inn in Miami, FL for gross proceeds of $15.4 million, realizing gains of approximately $700,000. These gains are included in "Gain on disposal, net of income taxes" in the Consolidated Statement of Income.

NOTE 4--EARNINGS PER COMMON SHARE

   Basic earnings per common share was computed based on the weighted average number of common shares outstanding during each period. The weighted average number of common shares used in computing basic earnings per common share was
44.9 million for both the three months ended March 31, 2002 and 2001.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   Diluted earnings per common share reflect adjustments to the basic earnings per common share for the dilutive effect of stock options. The weighted average number of common shares used in computing diluted earnings per common share was
46.8 million and 46.3 million for the three months ended March 31, 2002 and 2001, respectively.

NOTE 5--COMPREHENSIVE INCOME

   For the three months ended March 31, 2002 and 2001, comprehensive income consisted of the following (in thousands):

                                                                                 Three Months
                                                                                 Ended March 31,
                                                                                 ---------------
                                                                                 2002    2001
                                                                                 ----   -------
Net income...................................................................... $774   $ 9,606
Unrealized gain on marketable securities available for sale, net of income taxes   --       452
                                                                                  ----  -------
   Total........................................................................ $774   $10,058
                                                                                  ====  =======

NOTE 6--GEOGRAPHIC AND BUSINESS INFORMATION

   The Company's hotels primarily operate in three major lodging industry segments: the all-suites segment, under its AmeriSuites brand; the limited-service segment, primarily under its Wellesley Inns & Suites brand; and the full-service segment under major national franchises. The Company's 141 AmeriSuites are upscale hotels located in 31 states throughout the United States. The 73 Wellesley Inns & Suites hotels compete in the mid-price segment, and are primarily located in the Northeast, Texas and Florida regions of the United States. The Company also operates 20 non-proprietary brand hotels, which compete primarily in the upscale full-service segment, with food service and banquet facilities under franchise agreements with national hotel brands. The Company's non-proprietary hotels are primarily located in the northeastern region of the United States.

   The Company evaluates the performance of its segments based primarily on earnings before interest, taxes and depreciation and amortization ("EBITDA") generated by the operations of its owned hotels. Interest expense is primarily related to debt incurred by the Company through its corporate obligations and collateralized by certain of its hotel properties. The Company's taxes are included in the consolidated Federal income tax return and are allocated based upon the relative contribution to the Company's consolidated taxable income/losses and changes in temporary differences. Other income, net consist of property transactions, which are not part of the recurring operation of the Company. The allocation of interest expense, taxes and other income, net are not evaluated at the segment level and therefore, would be necessary in order to reconcile EBITDA to consolidated net income on the consolidated financial statements.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES

   The following table presents revenues and other financial information for the owned and leased hotels by business segment for the three months ended March 31, 2002 and 2001 (in thousands):

                                    All-   Limited-  Full-  Corporate/
Three Months Ended March 31, 2002  Suites  Service  Service   Other    Consolidated
--------------------------------- -------- -------- ------- ---------- ------------
  Total revenues................. $ 58,255 $ 20,854 $15,698  $ 3,317    $   98,124
  EBITDA(1)......................    7,036    4,687   2,378    3,761        17,862
  Depreciation and amortization..    4,848    3,207   1,418      517         9,990
  Capital expenditures...........    1,785      874     175      699         3,533
  Total Assets................... $518,100 $348,044 $88,323  $45,652    $1,000,119

                                    All-   Limited-  Full-   Corporate/
Three Months Ended March 31, 2001  Suites  Service  Service    Other    Consolidated
--------------------------------- -------- -------- -------- ---------- ------------
  Total revenues................. $ 67,667 $ 26,756 $ 30,730  $ 4,507    $  129,660
  EBITDA(1)......................   14,543    9,637    4,826    4,372        33,378
  Depreciation and amortization..    4,615    2,942    1,353      354         9,264
  Capital expenditures...........    1,453    3,667      705      862         6,687
  Total Assets................... $583,958 $383,613 $107,896  $92,072    $1,167,539

--------
(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization and includes the EBITDA on properties included in discontinued operations.

NOTE 7--SUBSEQUENT EVENTS

   In April 2002, the Company completed the issuance of $200 million 8 3/8% Senior Subordinated Notes due in 2012. On April 29, 2002 (the "Consent Date") the Company received the tenders and consents required to eliminate or modify certain covenants and related provisions in the indenture governing its outstanding 9 3/4% Senior Subordinated Notes due 2007 (the "Notes"). As of the Consent Date, tenders and consents representing approximately 99.8% of the $190 million aggregate principal amount outstanding of the Notes were received by the depository and accepted for payment by the Company.

   Prime paid the total consideration of $1,050 per $1,000 principal amounts of the Notes validly tendered on or prior to the Consent Date by delivery to the depository. The Company paid for the Notes with the net proceeds of the $200 million 8 3/8% Senior Subordinated Notes due 2012 and cash on hand.

                            PRIME HOSPITALITY CORP.

   All tendered original notes, executed letters of transmittal, and other related documents should be directed to the exchange agent. Requests for assistance and for additional copies of this prospectus, the letter of transmittal and other related documents should be directed to the exchange agent.

                              The exchange agent
                           for the exchange offer is

                        WELLS FARGO BANK MINNESOTA, NA

                                 By Facsimile:
                                (612) 667-4927
                             Confirm by telephone:
                                (800) 344-5128

                       By Registered or Certified Mail:
                        Wells Fargo Bank Minnesota, NA
                                MAC #N9303-121
                          Corporate Trust Operations
                                 P.O. Box 1517
                          Minneapolis, MN 55480-1517

                                   By Hand:
                        Wells Fargo Bank Minnesota, NA
                            608 Second Avenue South
                          Corporate Trust Operations
                                 12/th/ Floor
                             Minneapolis, MN 55402

                     By Overnight Courier or Regular Mail:
                        Wells Fargo Bank Minnesota, NA
                                MAC #N9303-121
                          Corporate Trust Operations
                           6/th/ & Marquette Avenue
                             Minneapolis, MN 55479

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the following provisions or otherwise, we have been advised that, although the validity and scope of the governing statute have not been tested in court, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

   Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

   In accordance with Section 145 of the DGCL, Article 8 of the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), and the Company's Restated By-Laws (the "By-Laws") provide that the Company shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as director, officer, trustee, employee or agent of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provided by the Restated Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any other contract or agreement between the Company and any officer, director, employee or agent of the Company. Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Company) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the

Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors of the Company upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. Subparagraph (d) of Article 8 of the Restated Certificate provides that neither the amendment or repeal of, nor the adoption of any provision inconsistent with, the above-referenced provisions of the Restated Certificate shall eliminate or reduce the effect of such provisions in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to such provisions if any such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted. Subparagraph (e) of Article 8 of the Restated Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

   The Company currently has in effect officers and directors liability insurance policies. These policies cover any negligent act, error or omission of a director or officer, subject to certain exclusions. The limit of liability under the policies is $40,000,000 in the aggregate annually for coverages in excess of deductibles.

Item 21.  Exhibits and Financial Statement Schedules.

(a) Exhibits


Exhibit No.                                                  Description
-----------                                                  -----------

   2 (a)      -- Reference is made to the Contract of Purchase and Sale between Hillsborough Associates,
                 Meriden Hotel Associates, L.P., Wellesley I, L.P., Multi-Wellesley Limited Partnership and the
                 Company, dated March 6, 1996, filed as an Exhibit to the Company's 8-K dated March 21,
                 1996, which is incorporated herein by reference.

     (b)      -- Reference is made to Consent of the Holders Thereof to the Purchase by the Company of the
                 Outstanding First Mortgage Notes filed as an Exhibit to the Company's 8-K, dated March 21,
                 1996, which is incorporated herein by reference.

     (c)      -- Reference is made to the Agreement and Plan of Merger as of July 25, 1997 by and among
                 Prime Hospitality Corp., PH Sub Corporation and Homegate Hospitality, Inc. filed as an Exhibit to the Company's Form S-4, dated October 24, 1997, which is incorporated herein by reference.

     (d)      -- Reference is made to the form of Amended and Restated Purchase and Sale Agreement between
                 Prime Hospitality Corp., as seller and Equity Inns Partnership, L.P., as purchaser, dated
                 December 2, 1997, filed as an Exhibit to the Company's Form 8-K dated December 11, 1997, which is incorporated herein by reference.

     (e)      -- Reference is made to the form of Amended and Restated Purchase and Sale Agreement between
                 Prime Hospitality Corp., as seller, and American General Hospitality Operating Partnership,
                 L.P., as purchaser, dated January 7, 1998 filed as an Exhibit to the Company's Form 8-K dated
                 January 7, 1998, which is incorporated herein by reference.

     (f)      -- Reference is made to the form of Purchase and Sale Agreement between Prime Hospitality
                 Corp., as seller, and Equity Inns Partnership, L.P., as purchaser, dated June 26, 1998, filed as an
                 Exhibit to Company's Form 10-Q, dated June 30, 1998, which is incorporated herein by reference.

Exhibit No.                                              Description
-----------                                              -----------

     (g)      -- Reference is made to the Purchase and Sale Agreement between Prime Hospitality Corp., as seller, and Marriott International, Inc. as purchaser, dated September 15, 1999 which is incorporated herein by reference.

     (h)      -- Reference is made to the First Amendment dated December 18, 1999, to Purchase and Sale
                 Agreement between Prime Hospitality Corp. and Marriott International, Inc., dated
                 September 15, 1999 which is incorporated herein by reference.

     (i)      -- Reference is made to the Sale and Purchase Agreement between Prime Hospitality Inc. and
                 Sholodge, Inc., dated March 16, 2000 which is incorporated herein by reference.

     (j)      -- First Amendment to Sale and Purchase Agreement dated July 9, 2000, by and between
                 Sholodge, Inc. and Prime Hospitality Corp. filed as an Exhibit to the Company's Form 10-K, dated March 28, 2000, which is incorporated herein by reference.

     (k)      -- Lease Agreement Dated as of November 19, 1997 by and between HPT Suite Properties
                 Trust as Landlord, and Suite Tenant, Inc. as Tenant, filed as an Exhibit to the Company's
                 Form 10-K, dated March 28, 2000, which is incorporated herein by reference.

     (l)      -- Lease Agreement Dated as of November 19, 1997 by and between HPT Suite Properties
                 Trust as Landlord, and Suite Tenant, Inc. as Tenant, filed as an Exhibit to the Company's
                 Form 10-K, dated March 28, 2000, which is incorporated herein by reference.

     (m)      -- Second Amendment to Lease Agreement and First Amendment to Incidental Documents
                 dated June 29, 1999 by and between Hospitality Properties Trust as landlord HPT Suites
                 Properties Trust and Sholodge, Inc., Suite Tenant, as tenant filed as an Exhibit to the
                 Company's. Form 10-K, dated March 28, 2000, which is incorporated herein by reference

     (n)      -- Third Amendment to Lease Agreement dated March 3, 2000, by and between HPT Suite
                 Properties Trust as Landlord, and Suite Tenant, Tenant, filed as an Exhibit to the Company's
                 Form 10-K, dated March 28, 2000, which is incorporated herein by reference.

     (o)      -- Fourth Amendment to Lease Agreement and Amendment to Incidental Documents dated May
                 11, 2000 by and between HPT Suite Properties Trust as Landlord and Suite Tenant, Tenant,
                 filed as an Exhibit to the Company's Form 10-K, dated March 28, 2000, which is incorporated herein by reference.

     (p)      -- Consent to Assignment, Fifth Amendment to Lease Agreement and Amendment to Incidental
                 Documents dated July 9, 2000 by and among HPT Suites Properties, Suite Tenant, Inc. and
                 Glen Rock Holding Corp. filed as an Exhibit to the Company's Form 10-K, dated March 28,
                 2000, which is incorporated herein by reference.

   3 (a)      -- Reference is made to the Restated Certificate of Incorporation of the Company, dated June 5,
                 1992, filed as an Exhibit to the Company's Form 10-K dated September 25, 1992, which is incorporated herein by reference.

     (b)      -- Reference is made to the restated Certificate of Incorporation, As Amended, filed as an
                 Exhibit to the Company's Form 10-QA, dated April 30, 1996, which is incorporated herein by reference.

     (c)      -- Reference is made to the Restated Bylaws of the Company filed as an Exhibit to the
                 Company's Form 10-K, dated September 25, 1992, which is incorporated herein by reference.

   4 (a)      -- Reference is made to a Form 8-A of the Company as filed on June 5, 1992 with the Securities and Exchange Commission, as amended by Amendment No. 1 and Amendment No. 2, which is incorporated herein by reference.

     (b)      -- Reference is made to an Indenture, dated January 23, 1996, between the Company and the
                 Trustee related to 91/4% First Mortgage Notes due 2006, filed as an Exhibit to the Company's
                 Form 10-K dated March 21, 1996, which is incorporated herein by reference.

Exhibit No.                                             Description
-----------                                             -----------

     (c)      -- Reference is made to the Senior Secured Revolving Credit Agreement, dated as of June 26,
                 1996, among the Company and the Lenders Party hereto, and Credit Lyonnais New York
                 Branch, as Documentation Agent, and Bankers Trust Company, as Agent, filed as an Exhibit to the Company's Amendment No. 1 to Form S-3 dated July 26, 1996, which is incorporated herein by reference.

     (d)      -- Reference is made to the 93/4% Senior Secured Subordinated Notes due 2007, dated March
                 21, 1997, filed as an exhibit to the Company's Form S-4, dated April 2, 1997, which is incorporated herein by reference.

     (e)      -- Reference is made to the Amended and Restated Senior Secured Revolving Credit
                 Agreement, dated as of December 17, 1997, among Prime Hospitality Corp., and The
                 Lenders Party hereto, and Societe Generale, Southwest Agency, as Documentation Agent,
                 and Credit Lyonnais New York Branch, as Syndication Agent, and Bankers Trust Company,
                 as Agents filed as an Exhibit to the Company's Form 10-K, dated December 31, 1997, which is incorporated herein by reference.

     (f)      -- Reference is made to the Second Amendment to the Senior Secured Revolving Credit
                 Agreement, dated September 30, 1998, among Prime Hospitality Corp., Societe Generale
                 Southwest Agency, as Documentation Agent, Credit Lyonnais New York Bank, as
                 Syndication Agent and Bankers Trust Company as Agent for Lenders filed as an Exhibit to the Company's Form 10-Q dated November 6, 1998, which is incorporated herein by reference.

     (g)      -- Reference is made to the Third Amendment to the Senior Secured Revolving Credit
                 Agreement, dated October 27, 1999, among Prime Hospitality Corp., Societe Generale
                 Southwest Agency, as Documentation Agent, Credit Lyonnais New York Bank, as
                 Syndication Agent and Bankers Trust Company as Agent for Lenders filed as an exhibit to the Company's Form 10-K dated December 31, 1999, which is incorporated herein by reference.

     (h)      -- Reference is made to the Indenture, dated as of April 29, 2002, by and between the Company and Wells Fargo Bank Minnesota, N.A., as trustee, related to 8 3/8% Senior Subordinated
                 Notes due 2012 filed as an exhibit to the Company's Form 10-Q dated March 31, 2002, which is incorporated herein by reference.

     (i)      -- Form of 8 3/8% Senior Subordinated Notes due 2012.*

     (j)      -- Reference is made to the Registration Rights Agreement, dated as of April 29, 2002, by and between the Company and Bear, Stearns & Co. Inc. filed as an exhibit to the Company's
                 Form 10-Q dated March 31, 2002, which is incorporated herein by reference.

   5.1        -- Opinion of Willkie Farr & Gallagher.

  10(a)       -- Reference is made to the 1992 Performance Incentive Stock Option Plan of the Company,
                 dated as of July 31, 1992, filed as an Exhibit to the Company's Form 10-K dated September
                 25, 1992, which is incorporated herein by reference.

     (b)      -- Reference is made to the 1992 Stock Option Plan of the Company filed as an Exhibit to the
                 Company's Form 10-K, dated September 25, 1992, which is incorporated herein by reference.

    (c)       -- Reference is made to an Amendment regarding the 1995 Employee and Non-Employee Stock
                 Option Plans, incorporated in the Company's proxy statement dated April 13, 1998, whereby
                 $1.8 million shares were made available for distribution which is incorporated herein by reference.

    (d)       -- Reference is made to Change of Control Agreement, dated May 14, 1998, between Richard
                 T. Szymanski and the Company filed as an Exhibit to the Company's Form 10-K, dated
                 March 26, 1999 which is incorporated herein by reference.

Exhibit No.                                              Description
-----------                                              -----------

     (e)      -- Reference is made to Change of Control Agreement, dated May 14, 1998, between Douglas
                 W. Vicari and the Company filed as an Exhibit to the Company's Form 10-K, dated March
                 26, 1999 which is incorporated herein by reference.

     (f)      -- Reference is made to Employment Agreement, dated September 14, 1998, between Attilio F.
                 Petrocelli and the Company which is incorporated herein by reference.

     (g)      -- Reference is made to Change of Control Agreement, dated September 14, 1998, between
                 Atillio F. Petrocelli and the Company filed as an Exhibit to the Company's Form 10-K, dated
                 March 26, 1999 which is incorporated herein by reference.

     (h)      -- Reference is made to the Nonqualified Stock Option Agreement dated October 14, 1998 between A.F. Petrocelli and the Company which is incorporated herein by reference.

     (j)      -- Reference is made to the Change in Control Agreement, dated October 25, 1999, between
                 Stephen Kronick and the Company which is incorporated herein by reference.

     (k)      -- Reference is made to the Amendment to Change in Control Agreement, dated March 18,
                 1999, between A.F. Petrocelli and the Company which is incorporated herein by reference.

     (l)      -- Reference is made to the Nonqualified Stock Option Agreement dated October 23, 2002 between A.F. Petrocelli and the Company which is incorporated herein by reference.

     (m)      -- Reference is made to the Employment Agreement, dated August 1, 1995, between David
                 Simon and the Company, filed as an Exhibit to the Company's Form 10-K, dated March 21,
                 1996 which is incorporated herein by reference.

   12         -- Statement Regarding Computation of Ratio of Earnings to Fixed Charges for the three months ended March 31, 2002 and 2001 and for the years ended December 31, 2001, 2000,
                 1999, 1998 and 1997.*

   21         -- List of subsidiaries of the Company.*

   23.1       -- Consent of Ernst & Young LLP.

   23.2       -- Consent of Willkie Farr & Gallagher (included in their opinion filed as Exhibit 5.1).

   24         -- Power of Attorney.*

   25         -- Statement on Form T-1 of Eligibility of Trustee.*

   99.1       -- Form of Letter of Transmittal.*

   99.2       -- Form of Notice of Guaranteed Delivery.*

   99.3       -- Form of Letter to Clients.*

   99.4       -- Form of Letter to Nominees.*

   99.5       -- Guidelines for Certification of Taxpayer Identification Number.*

--------



*  Previously filed.


(b)  Financial Statement Schedules:

   All schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

Item 22.  Undertakings.

   The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication to such issue.

   The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to part of this registration statement as of the time it was declared effective.

      (2) For purposes of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey, on the 15th day of July, 2002.


                                          PRIME HOSPITALITY CORP.


                                                    /s/  A. F. PETROCELLI

                                          By: _______________________________
                                                      A.F. Petrocelli,
                                             Chairman of the Board of Directors,
                                               President and Chief Executive
                                                          Officer



   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.


          Signature                        Title                  Date
          ---------                        -----                  ----

    /s/  A. F. PETROCELLI      Chairman of the Board of       July 15, 2002
-----------------------------    Directors, President and
       A.F. Petrocelli           Chief Executive Officer
                                 (principal executive
                                 officer)

    /s/  DOUGLAS VICARI        Director, Senior Vice          July 15, 2002
-----------------------------    President and Chief
       Douglas Vicari            Financial Officer,
                                 (principal financial and
                                 accounting officer)

              *                Director                       July 15, 2002
-----------------------------
     Lawrence Friedland

              *                Director                       July 15, 2002
-----------------------------
       Allen S. Kaplan

              *                Director                       July 15, 2002
-----------------------------
      Howard M. Lorber

              *                Director                       July 15, 2002
-----------------------------
       Jack H. Nusbaum

Douglas Vicari, by signing his name below, signs this document on behalf of each of the above named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons, filed with the Securities and Exchange Commission in the registrant's registration statement on June 24, 2002.

     /s/  Douglas Vicari                                      July 15, 2002
-----------------------------
       Douglas Vicari
     As Attorney-in-Fact